Exhibit 2.1
PURCHASE AND SALE AGREEMENT
by and among
ASCENT MEDIA CORPORATION,
ASCENT MEDIA GROUP, LLC,
ASCENT MEDIA LIMITED,
ASCENT MEDIA GROUP LIMITED,
DELUXE ENTERTAINMENT SERVICES GROUP INC.
and
DELUXE UK HOLDINGS LIMITED
Dated as of November 24, 2010

i

EXHIBITS
Transition Services Agreements	Exhibit A
Form of Alameda Sublease	Exhibit B
Form of Escrow Agreement	Exhibit C
Form of AMC-US Company Lease	Exhibit D
Form of Deed of Release	Exhibit E
Form of UK Seller’s Preferred Lease Agreement	Exhibit F-1
Form of UK Purchaser’s Preferred Lease Agreement	Exhibit F-2
Illustrative Net Working Capital as of 9/30/2010	Exhibit G

SCHEDULES
Schedule 1.1(a)	Acquired Assets
Schedule 1.1(b)	Excluded Assets
Schedule 1.1(d)	Company Group Entities
Schedule 1.1(e)	Illustrative Net Working Capital Statement
Schedule 1.1(g)	Certain Subleases
Schedule 2.2(k)(1)	US AMC-Company Leases
Schedule 2.2(k)(2)	UK AMC-Company Leases
Schedule 6.15(b)	Owned Real Property of Retained Group to be Transferred to Purchaser
Schedule 6.15(c)	Terms Governing Extraction Leases

COMPANY DISCLOSURE LETTER
1.1(c)	Corporate Segment Company Employees
1.1(e)	Certain Assumed Liabilities
1.1(f)	Company Knowledge
1.1(g)	Certain Permitted Liens
1.1(h)	Certain Employment Agreements
2.2(d)	Repaid Indebtedness
4.1(b)(i)	Subsidiaries and Equity Ownership
4.1(b)(ii)	Members of the Company Group
4.1(d)	JV Equity Interests
4.6(c)	Equity Securities Obligations
4.7	Non-GAAP Accounting
4.9	Certain Changes or Events
4.11	Related Party Transactions
4.12(a)	Collective Bargaining Agreements; Labor and Employee Relations
4.12(b)(i)	Company Group Employees
4.12(b)(ii)	Certain Employee Arrangements
4.13(a)	Company Benefit Plans
4.13(c)	Pension Plan Liabilities
4.13(f)	Employee Participation under the Company Benefit Plans
4.13(g)	Non-US Company Benefit Plans
4.14(a)	Tax Matters
4.14(b)	Certain Tax-Related Agreements
4.15(a)	Intellectual Property Claims
4.15(b)	Intellectual Property Licenses
4.15(c)	Owned Intellectual Property Rights
4.15(e)	Software
4.16(a)	Leased Real Property
4.16(b)	Owned Real Property
4.16(e)	Rights to Real Property
4.17(a)	Company Material Contracts
4.17(c)	Company Material Contract and Real Property Lease Consents
4.18	Insurance Policies
4.19	Environmental Matters

4.20	Customers and Suppliers
4.22	Sufficiency of Assets
6.1	Conduct of Business Prior to Closing
6.1(b)(iv)	Real Property Encumbrances
6.3	Third-Party Consents
6.9	Excluded Assets
6.10	Shared Premises
6.11	Affiliate Transactions
6.14(a)	Plan of Reorganization
6.14(b)	Company Group Structure
6.16(b)	Non-competing Business
6.18	Excluded Employees
8.2	Severance and Related Payments
9.2(e)	Real Property Leases
Annex A	Company Financial Statements

PURCHASER DISCLOSURE LETTER
5.3(iii)	Conflicts

v

PURCHASE AND SALE AGREEMENT
          This PURCHASE AND SALE AGREEMENT (this “Agreement”) is dated as of November 24, 2010, by and among Ascent Media Corporation, a Delaware corporation (“AMC”), and Ascent Media Limited, a company organized under the laws of England with its registered office at 1 Stephen Street, London W1T 1AT (registered number 03014792) (“UK Seller” and together with AMC, the “Sellers”), Ascent Media Group, LLC, a Delaware limited liability company (“US Company”), Ascent Media Group Limited, a company organized under the laws of England with its registered office at 1 Stephen Street, London W1T 1AT (registered number 00981201) (“UK Company” and, together with the US Company, the “Companies”) and Deluxe Entertainment Services Group Inc., a Delaware corporation (“US Purchaser”), Deluxe UK Holdings Limited, a United Kingdom corporation (“UK Purchaser” and, together with US Purchaser, the “Purchasers”).
Recitals
          A. UK Seller is an indirect, wholly-owned Subsidiary of AMC.
          B. AMC owns all the outstanding limited liability company interest (the “US Company Interest”) of the US Company.
          C. UK Seller owns all the outstanding ordinary shares of £1.00 each in the capital of the UK Company (the “UK Company Interest” and, together with the US Company Interest, the “Company Interests”).
          D. UK Purchaser is a direct, wholly-owned Subsidiary of US Purchaser.
          E. Prior to Closing, AMC shall reorganize its Subsidiaries according to the Company Group Reorganization.
          F. This Agreement provides that at the Closings, (i) AMC shall sell and assign to US Purchaser, and US Purchaser shall purchase and pay for, all the US Company Interest, upon the terms and subject to the conditions set forth herein, and (ii) UK Seller shall sell and assign to UK Purchaser, and UK Purchaser shall purchase and pay for, all the UK Company Interest, upon the terms and subject to the conditions set forth herein.
          NOW THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements hereinafter set forth, the parties to this Agreement hereby agree as follows:
ARTICLE I
DEFINITIONS
          1.1 Certain Defined Terms. As used in this Agreement, the following terms have the corresponding meanings:

          “Accounting Methodology” means, collectively, the accounting principles, methods and practices used in preparing the Interim Balance Sheet, applied on a consistent basis and in accordance with GAAP.
          “Affiliate” of any Person means any other Person that, directly or indirectly, controls or is controlled by or is under common control with such first Person. A Person shall be deemed to “control” another Person for purposes of this definition if such first Person possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of such other Person, by contract, or ownership of voting securities or otherwise.
          “Alameda Sublease” means a sublease agreement, substantially in the form set forth on Exhibit B, with respect to the third and seventh floors of the premises described in Section 6.10 of the Company Disclosure Letter.
          “AMC Common Stock” means the Ascent Media Corporation Series A common stock, par value $.01 per share, and the Ascent Media Corporation Series B common stock, par value $.01 per share.
          “AMC Fundamental Representations” means the representations and warranties set forth in Sections 3.1(Organization and Qualification), 3.2 (Authority), 3.5 (Title to US Company Interest), 3.6 (Title to UK Company Interest), 3.7 (Brokers), 4.1 (Organization and Qualification; Subsidiaries), 4.3 (Authority), 4.6 (Capitalization) and 4.23 (Brokers).
          “AMC Material Adverse Effect” means (i) a Material Adverse Effect with respect to AMC or the UK Seller, or (ii) any event, occurrence, effect or change that would prevent or delay beyond the Termination Date the consummation of the Transactions or otherwise prevent AMC or the UK Seller or the Companies from performing their respective obligations under this Agreement in all material respects.
          “AMC Office Equipment” means the office equipment, including certain printers, fax machines and like equipment, leased to the US Company under the Office Equipment Leases that is used by AMC prior to the date hereof.
          “AMC Specified Filings” means the Ascent Media Corporation (i) Quarterly Report on Form 10-Q for the period ended September 30, 2010 as filed with the SEC on November 5, 2010 (other than the risk factor bullet points set forth immediately following the first paragraph in Item 2 thereof), (ii) the Current Report on Form 8-K as filed with the SEC on February 23, 2010 and (iii) the Current Report on Form 8-K as filed with the SEC on May 18, 2010.
          “AMNSE” means Ascent Media Network Services Europe Limited, a company organized under the laws of England.
          “Base Purchase Price” means Seventy Million Dollars ($70,000,000).
          “Beast Earn-out” means all obligations of the Company Group under Section 1.3(c) of the Asset Purchase Agreement, dated as of May 8, 2009, by and among Ascent Media Creative Services, Inc., Beast, LLC, and certain other seller parties named therein (the “Beast

APA”) with respect to any earn-out payments payable to the sellers thereunder or their affiliates in accordance with the terms of the Beast APA.
          “Business” means the businesses of (i) providing post-production services, including editorial, digital intermediate/Telecine and VFX (the “Creative Services”) and (ii) providing content owners, rights holders and distributors with services related to the storage, management, transformation and distribution of content to any platform in any format (the “Media Services”), in each case as conducted by the Company Group on the Closing Date directly and through the businesses, entities, brands and divisions set forth on Schedule 1.1(a). For the avoidance of doubt, the businesses, entities, brands and divisions set forth on Schedule 1.1(b) are not included in the definition of “Business.”
          “Business Day” means any day that is not a Saturday, Sunday or other day on which banks are required or authorized by Law to be closed in New York, New York or London, England.
          “Claim” means any claim, action, suit, litigation or other similar proceeding or investigation by or before any Governmental Authority, or any arbitration, the findings and awards of which are binding upon the parties thereto under applicable Law.
          “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985.
          “Code” means the U.S. Internal Revenue Code of 1986, as amended.
          “Collective Bargaining Agreements” means the collective bargaining agreements listed on Section 4.12(a) of the Company Disclosure Letter.
          “Company Disclosure Letter” means that separate disclosure letter which has been delivered by the Companies to Purchaser prior to the execution of this Agreement, which forms a part of this Agreement.
          “Company Employee” means (A) any individual employed by any member of the Company Group whose employment relates exclusively or primarily to the Business as set forth on Section 1.1(c)(i) of the Company Disclosure Letter, and (B) any other individual identified in Section 1.1(c)(ii) of the Company Disclosure Letter. For the avoidance of doubt, none of the individuals set forth in Section 6.18 of the Company Disclosure Letter shall be a Company Employee even if such individual is also named in Sections 1.1(c)(i) and/or 1.1(c)(ii) of the Company Disclosure Letter, except as otherwise provided in Section 6.18 of the Company Disclosure Letter.
          “Company Group” means the US Company and each of the Subsidiaries of the US Company set forth on Schedule 1.1(d), and the UK Company and the UK Subsidiaries, taken as a whole.
          “Company Material Adverse Effect” means (i) a Material Adverse Effect with respect to the Company Group, or (ii) any event, occurrence, effect or change that would prevent or delay beyond the Termination Date the consummation of the Transactions or otherwise prevent the Sellers or the Companies from performing their respective obligations under this Agreement in all material respects.
          “Company Transaction Compensation” means any and all stay bonuses, change in control payments, severance payments (in case of any employee terminated prior to Closing), retention payments, transaction bonuses, or any acceleration or payment of bonuses, options, restricted stock, phantom equity or equity appreciation rights or other incentive or equity-based compensation awards (including under the Ascent Media Group, LLC 2006 Long-Term Incentive Plan (as amended and restated effective September 9, 2008, as amended by the First Amendment to Ascent Media Group, LLC 2006 Long-Term Incentive Plan effective as of July 9, 2010), the Ascent Media Group 2010 Retention Bonus Plan, and the Ascent Media Group, LLC Management Incentive Plan (as amended and restated effective January 1, 2007)), in each case made or required to be made by the Company Group to any employee of AMC or any of its Subsidiaries (including the Company Group), or for which the Company Group is obligated to reimburse or pay any person, in each case as a result of the execution of this Agreement, the consummation of the Transactions, or otherwise in connection with this Agreement or the Transactions. Anything contained in this Agreement to the contrary notwithstanding, the Employment Costs specified in Section 1.1(h) of the Company Disclosure Letter shall not constitute Company Transaction Compensation for any purpose of this Agreement.
          “Company Transaction Expenses” means any and all costs, fees and expenses incurred by the Company Group or on its behalf, or subject to reimbursement by the Company Group in connection with the Transactions (whether incurred prior to or after the date hereof) including, without duplication, (a) any brokerage fees, costs and expenses, commissions, finders’ fees or financial advisory fees, (b) the fees and expenses of counsel, accountants or other advisors or service providers, and (c) any Company Transaction Compensation; provided, however, that, the foregoing amount shall exclude the Beast Earn-out and, for the avoidance of doubt, all Transfer Taxes arising from this Agreement or the Transactions shall be allocated as provided in Section 2.6.
          “Contract” means any contract, agreement, mortgage, license, lease, binding sales or purchase order or other legally binding commitment.
          “Deferred Depreciation” means plant and machinery allowances available pursuant to the Capital Allowances Act 2001.
          “DGCL” means the General Corporation Law of the State of Delaware.
          “Employee Excluded Liabilities” means, in each case except as otherwise specifically set forth in Article VIII, (i) any payments, entitlements or funding obligations that AMC or any of its Affiliates (including the Company Group) owes (A) to any current or former Company Employee to the extent incurred, accrued or arising prior to or at the Closings, or (B) to any Excluded Employee whenever incurred, including in either case all such wages, other remuneration, holiday or vacation pay, bonus, severance pay (statutory or otherwise), Company Transaction Compensation (to the extent not included in the calculation of the Company Transaction Expenses as set forth in the Final Closing Statement) and commissions, (ii) all post-employment medical or life obligations for (A) any former Company Employee whose employment terminated at or at any time before the Closings and (B) any current or former Excluded Employee, (iii) all pension contributions, insurance premiums, Taxes, and any other Liabilities, payments or obligations related to the employment of the Company Employees (except with respect to the Specified Multiemployer Plan) to the extent incurred, accrued or arising through the Closing Date, (iv) any obligation, liability, expense or notice arising under WARN or any similar provision of any applicable Law in connection with (A) any termination of Company Employees at or at any time before the Closings and (B) any termination of Excluded Employees at any time at, before or after the Closings, (v) the continuation coverage requirements for “group health plans” under Title X of the Consolidated Omnibus Reconciliation Act of 1985 with respect to (A) any current or former Company Employee other than the Continuing Employees and (B) any current or former Excluded Employee, (vi) any payments or entitlements under the Ascent Media Corporation 2008 Incentive Plan, (vii) Claims under any labor or similar laws arising (A) at or at any time before the Closings with respect to any current or former Company Employee and (B) at any time at, before or after the Closings with respect to any current or former Excluded Employee, including in either case any such Liabilities arising out of or resulting in connection with the Closings and/or the consummation of the transactions contemplated by this Agreement, (viii) any ERISA Affiliate Liability, (ix) any costs and disbursements incurred in connection with the termination of any employment by AMC or its Affiliates of any Company Employee that does not become a Continuing Employee, whether under any policy or agreement or any applicable Law, (x) any and all Employment Costs paid, or required to be paid, in respect of any Excluded Employee and (xi) any Liabilities arising under or in connection with the UK DB Plans. Anything contained in this Agreement to the contrary notwithstanding, the Employment Costs specified in Section 1.1(h) of the Company Disclosure Letter shall not constitute Employee Excluded Liabilities for any purpose of this Agreement.
          “Employment Costs” means and includes, with respect to any Person: (i) all salaries, wages, bonuses and other remuneration paid or required to be paid in cash, property, or securities to any employee or independent contractor of such Person as compensation for, or otherwise in respect of, such individual’s service as an employee or independent contractor of such Person, or in connection with the termination of such employment or service, or pursuant to any contract relating to such employment or service or any termination thereof, including: commissions, profit sharing, revenue sharing, and other incentive compensation payments; payments required to be made under any deferred compensation plans or arrangements; stock options, stock appreciation rights, restricted stock awards, appreciation rights and other awards with respect to “phantom equity”, and other equity-based compensation awards and payments; holiday or vacation pay; severance pay (statutory or otherwise); change-in-control payments; and stay bonuses, retention bonuses, transaction bonuses, and other event-based, formula-based or discretionary bonuses, however designated; and (ii) all premiums, mandatory employer contributions then due and payable, and other expenses paid or required to be paid by such Person in respect of any employee or post-employment medical, dental or other health or welfare benefit or insurance plan, any prescription drug benefit plan, disability insurance, life insurance, defined contribution, defined benefit or other pension plans, and the continuation coverage requirements for “group health plans” under Title X of COBRA.
          “Environmental Law” means any law relating to pollution or protection of the environment or the protection of human health as it relates to exposure to Hazardous Materials,

including relating to the use, handling, transportation, treatment, storage, disposal, Release or discharge of Hazardous Materials.
          “Environmental Permit” means any permit, license, identification number, franchise, authorization, certificate, approval or order required or issued pursuant to any Environmental Law.
          “Equipment Cost Adjustment Amount” means the sum of $175,000, which represents the portion of the payment obligation of the US Company under a certain master equipment lease that is attributable to the AMC Office Equipment.
          “Equity Securities” means, collectively, shares of capital stock of any class or series, general or limited partnership interests, limited liability company interests and/or other types of ownership interests in, to or under any partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or other entity of whatever nature, or any legal or beneficial interest in any of the foregoing.
          “ERISA” means the Employee Retirement Income Security Act of 1974.
          “ERISA Affiliate” means, with respect to any Person, and other Person that is or may be treated as a single employer together with such first Person within the meaning of Section 4001 of ERISA or Section 414(b), (c) (m) or (o) of the Code.
          “ERISA Affiliate Liability” means any obligation, liability, or expense of the Company Group which arises under or relates to (i) any employee benefit plan that is subject to Title IV of ERISA, Section 302 of ERISA, Section 412 of the Code, COBRA or (ii) any other statute or regulation that imposes liability on a so-called “controlled group” basis with or without reference to any provision of Section 414 of the Code or Section 4001 of ERISA, including by reason of any AMC’s affiliation with any of its ERISA Affiliates or the Purchasers being deemed a successor to any ERISA Affiliate of AMC (other than the Company Group itself), provided, however, that this term does not include any obligation, liability, or expense that relates to or arises out of obligations with respect to the Specified Multiemployer Plan.
          “Escrow Agent” means such escrow agent as mutually agreed upon by AMC and the US Purchaser.
          “Escrow Agreement” means the escrow agreement in the form attached as Exhibit C.
          “Escrow Fund” means the escrow fund established pursuant to the Escrow Agreement, including all interest and other amounts earned thereon.
          “Estimated Purchase Price” means (i) the sum of the Base Purchase Price, plus (ii) the amount, if any, by which the Estimated Net Working Capital exceeds Target Working Capital; provided, however, that if the amount in this clause (ii) is equal to or greater than $3,000,000, then such amount shall be deemed to be $3,000,000 for all purposes of this Agreement, minus (iii) the amount, if any, by which Target Working Capital exceeds the

Estimated Net Working Capital, minus (iv) the Estimated Net Closing Indebtedness and minus (v) the Estimated Transaction Expenses, as certified by AMC pursuant to Section 2.2(c).
          “Exchange Act” means the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.
          “Excluded Contract” means the Tax Sharing Agreement dated as of September 17, 2008, by and among Discovery Holding Company, Discovery Communications, Inc., AMC, US Company and CSS Studios, LLC.
          “Excluded Current Liabilities” means (i) any Liabilities that are Excluded Liabilities, (ii) any Liabilities included in Net Closing Indebtedness, (iii) any Liabilities included in the Transaction Expense Amount, (iv) any pension reserves booked in the ordinary course of business consistent with the Accounting Methodology and past practice, except to the extent of any employer contributions required to be made during the current period, (v) any Liabilities arising under the Beast Earn-Out, and (vi) any Liabilities arising under any employment agreement listed in Section 1.1(h) of the Company Disclosure Letter, in each case to the extent any such Liability would otherwise constitute a Working Capital Liability.
          “Excluded Employees” means any individual currently or formerly employed by AMC or any of its Affiliates (including by any member of the Company Group) who is not a Company Employee.
          “Excluded Liabilities” means (a) any Liabilities that do not relate to or arise from the Business, including (i) any Liabilities of the Retained Group of any nature whatsoever, whether presently existing or arising hereafter (including any Liabilities of the Retained Group under any Excluded Contract, this Agreement or any other Transaction Document), (ii) any Liabilities relating to or arising from the Excluded Assets and (iii) any Liabilities relating to or arising from the Company Group Reorganization; (b) any Employee Excluded Liabilities; (c) any Liabilities arising under or otherwise related to the leases with respect to the properties at (x) 7080 Hollywood Blvd., including under the Assignment and Assumption of Lease dated as of August 15, 2008, by and among Ascent Media Group, LLC, Ascent Media Creative Sound Services, Inc. and 7080 Hollywood, LLC and (y) 3000 Olympic Boulevard, including under the Assignment and Assumption of Lease, dated August 8, 2008, by and among Ascent Media Group, LLC, Ascent Media Creative Sound Services, Inc. and Maguire Properties — Lantana North, LLC; (d) the Film Laboratory Liability; (e) any Liabilities arising from or otherwise related to the restructuring of the Blink Digital business; (f) any Liabilities under the existing lease for the premises described in Section 6.10 of the Company Disclosure Letter other than Liabilities with respect to the third and seventh floors of the premises utilized by, or for the benefit of, the Company Group following the Closings; (g) any Liabilities arising under or otherwise related to the arrangements set forth on Schedule 1.1(g); (h) the Stamp Duty Land Tax payable in connection with the grant of a sublease of 8 Richmond Mews, London by a member of the Retained Group to a member of the Company Group as described at item 14 of Section 4.16(a) of the Disclosure Letter; (i) any Liabilities in respect of the Beast Earn-out with respect to calendar year 2010 only; (j) any Liabilities arising from a certain Asset Purchase Agreement, dated as of February 17, 2010, between Ascent Media Network Services Europe Limited, US Company, and Discovery Communications Europe Limited, pursuant to which Ascent Media

Network Services Europe Limited sold the assets and operations of its Chiswick Park facility in the United Kingdom to Discovery Communications Europe Limited; (k) any Liabilities arising under or otherwise related to the sale by the Retained Group of any or all of the shares or other ownership interests of (i) Ascent Media Network Services, LLC, a California limited liability company, (ii) Ascent Media Networks Services Europe Limited, a company organized under the laws of England, and/or (iii) Ascent Media Holdings Ltd. (registration number 198200337D), a company incorporated in Singapore (collectively, the “Networks Business”), other than any Liabilities of the Company Group arising under or otherwise related to (A) any transition services agreement or interim services agreement between the Networks Business and a member of the Company Group entered into after the date hereof in accordance with Section 6.20 or (B) the license entered into at Closing relating to certain space at 1 Stephens Street as described in item 11 of Section 4.16(a) of the Company Disclosure Letter (which Liabilities, if any, are expressly acknowledged to relate to the Business); provided, however, that notwithstanding clauses (a)(i) through (iii) of this definition, the term “Excluded Liabilities” shall not include any liabilities set forth in Section 1.1(e) of the Company Disclosure Letter attached hereto.
          “Film Laboratory Liability” means any Liability resulting from (i) the Release of any Hazardous Materials used, stored, transported, handled or disposed of by any member of the Company Group on or prior to the Closing Date in connection with the ownership or operation by the Company Group of any former or current facility for the processing and development of motion picture film or the restoration and cleaning of film prints (any such facility, a “Film Laboratory”), or (ii) any violation of Environmental Law by any member of the Company Group in connection with the ownership or operation of any such Film Laboratory on or prior to the Closing Date; provided, in each case that the US Purchaser shall have given written notice to AMC, on or prior to the fifth anniversary of the Closing Date, of the incurrence of such Liability by a Purchaser Indemnified Person. In connection with any Third-Party Claim (including any Claim against a Purchaser Indemnified Person by any Governmental Authority) it shall be a rebuttable presumption that any Hazardous Materials used in the processing and development of motion picture film or the restoration and cleaning of film prints, or the breakdown products thereof, that are identified at or migrating from any Film Laboratory and result in Liability were used, stored, transported, handled or disposed of by a member of the Company Group in connection with the ownership or operation by the Company Group of such Film Laboratory.
          “Fundamental Representations” means, collectively, the AMC Fundamental Representations and the Purchaser Fundamental Representations.
          “GAAP” means generally accepted accounting principles in the United States.
          “Governmental Authority” means any nation or government, any federal, state, local or other political subdivision, agency or court thereof and any other entity that under applicable Law is entitled to exercise and does exercise executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, whether domestic or foreign.
          “Hazardous Material” means (a) hazardous or toxic wastes, chemicals, substances or constituents, contaminants, pollutants or related material, whether solids, liquids, or gases, defined or regulated under § 101(14) of CERCLA; the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 et seq.; the

Safe Drinking Water Act, 42 U.S.C. §§ 300(f) et seq.; the Clean Air Act, as amended, 42 U.S.C. §§ 7401 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. §§ 1251 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Occupational Safety and Health Act of 1970, 29 U.S.C. §§ 651 et seq. or any similar applicable federal, state or local Environmental Laws or (b) any other chemical, material, substance or waste, exposure to which is prohibited, limited or regulated by any applicable Environmental Law.
          “Indebtedness” means, with respect to any Person, (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (c) all indebtedness created or arising under any conditional sale, title retention or similar agreement or creating an obligation of such Person with respect to the deferred purchase price of property (including “earn-out” or other contingent payments), (d) all obligations of such Person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases (measured by the aggregate amount that would be shown as a liability with respect to such capital leases on a balance sheet of US Company as of the relevant date, prepared in accordance with GAAP), (e) obligations in respect of interest rate and currency obligation swaps, collars, caps, hedges or similar arrangements, (f) any liabilities of such Person for any bank overdrafts, or any outstanding drawings under performance bonds or letters of credit, (g) all accrued interest, premiums, penalties and other obligations relating to the foregoing to the extent payable in connection with any repayment thereof on or prior to the Closing Date, and (h) all obligations of such Person to guarantee any of the foregoing types of obligations on behalf of any other Person (excluding endorsement of negotiable instrument in the ordinary course of business).
          “Indemnified Person” means, with respect to any Loss, the Person seeking indemnification for such Loss hereunder.
          “Indemnifying Person” means, with respect to any Loss, the Person from whom indemnification for such Loss is being sought hereunder.
          “Intellectual Property Rights” means all of the following, whether registered or unregistered, as they exist anywhere in the world: patents, inventions, trademarks, service marks, logos, trade dress, taglines, copyrights, designs, registered Internet domain names, proprietary trade secrets, know-how, confidential business information, computer software programs and related source code and documentation, and any registrations or applications for or rights to use or exploit any of the foregoing.
          “Intercompany Accounts” means all amounts, regardless of their nature, (i) owed by any member of the Company Group to any member of the Retained Group, or (ii) owed by any member of the Retained Group to any member of the Company Group, but expressly excluding any and all accounts and obligations arising under or provided for in (A) the Transition Services Agreement or (B) the AMC-Company Leases.
          “Javelin” means Javelin Distribution, LLC, a Delaware limited liability company.
          “JV Entity” means each of Javelin and Syndistro.

          “Knowledge” means, with respect to the Sellers and/or the Companies, the actual knowledge of any of the individuals set forth in Section 1.1(f) of the Company Disclosure Letter, after reasonable inquiry.
          “Law” means any law or statute, any rule or regulation promulgated by, or any Order of, any Governmental Authority.
          “Leased Real Property” means the parcels of real property or portions thereof (together with those improvements (and all components thereof) and fixtures thereon) which any member of the Company Group uses or occupies or has the right to use or occupy in connection with the Business, now or in the future, pursuant to a lease, sublease, or other occupancy agreement.
          “Liabilities” means any and all debts, liabilities and obligations of any kind or nature (whether matured or unmatured, and whether absolute or contingent) including those arising, reported or claimed under any Law, Claim, Order or Contract.
          “Lien” means any mortgage, pledge, hypothecation, charge, assignment, encumbrance, lien (statutory or other), other security agreement or encumbrances of any kind or nature whatsoever, including the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same effect as any of the foregoing) and, in the case of securities, any purchase option, right of pre-emption, right of conversion, call or similar right or claim (whether legal or equitable) of a third party with respect to such securities.
          “Losses” means the amount of any Liability, loss, cost, damage, interest award, judgment, penalty, or expense, whether or not involving a third party claim, including the reasonable cost of investigation and reasonable attorneys’ fees and expenses.
          “Material Adverse Effect” means, as to any Person, any event, fact, occurrence, development, effect or change that, individually or in the aggregate with any one or more other events, facts, occurrences, developments, effects or changes, is materially adverse to the business, condition (financial or otherwise), results of operations, assets or liabilities of such Person and its Subsidiaries (or in the case of US Company, the Company Group), taken as a whole; provided, however, that none of the following shall constitute, or be taken into account in determining whether there has been or would be, a Material Adverse Effect with respect to any Person, except to the extent, in the case of clauses (i), (ii) and (iii) only, that such Person and its Subsidiaries, taken as a whole, are disproportionately (relative to other similarly situated companies in the industries in which such Person or its Subsidiaries operate) affected thereby: (i) changes in general business or economic conditions in the United States or within the industries in which the relevant Person and its Subsidiaries operates, (ii) changes in national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack anywhere in the world, (iii) changes in financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (iv) changes in GAAP after the date hereof, or (v) changes in Law after the date hereof.

          “NASDAQ” means The NASDAQ Stock Market LLC.
          “Net Closing Indebtedness” means the amount of consolidated Indebtedness of the Company Group outstanding immediately before the Closings (other than (i) the Beast Earn-out or (ii) any Indebtedness of the Company Group to the extent included in the definition of Excluded Liabilities or the Transaction Expense Amount), minus the amount of any cash of the Company Group as of immediately before the Closings (which cash amount shall not exceed $250,000), in each case as determined in accordance with the Accounting Methodology.
          “Net Working Capital” means as of 5:00 p.m., PST on the day immediately prior to the day of the Closings, without giving effect to the Transactions, the amount (which may be a positive or a negative number) determined by subtracting Working Capital Liabilities as of such time from Working Capital Assets as of such time. Attached as Exhibit G is an illustrative calculation of Net Working Capital as of September 30, 2010 prepared in accordance with the Accounting Methodology and Schedule 1.1(e).
          “Non-Disclosure Agreement” means the Confidentiality Agreement between Deluxe Entertainment Services Group Inc. and Ascent Media Corporation, dated as of April 27, 2010, as amended by the Amendment to the Confidentiality Agreement, dated as of June 30, 2010 and by the letter agreement, dated as of July 26, 2010.
          “Office Equipment Leases” means (i) Cost-Per-Copy Agreement and Addendums between US Company and De Lage Landon, dated March 27, 2008 (No. 24898278), (ii) Dual Meter Cost-Per-Copy Agreement and Addendums between US Company and De Lage Landen, dated May 20, 2009 (No. 24985897), and (iii) GE Capital Corporation Lease, (No. 7320032-29), dated May 20, 2009.
          “Order” means any order, writ, judgment, injunction, decision, decree, stipulation, determination, award or other binding directive entered by or with any Governmental Authority.
          “Organizational Documents” means with respect to any Person that is not a natural person, such Person’s charter, certificate or articles of incorporation or formation, bylaws, memorandum and articles of association, operating agreement, limited liability company agreement, partnership agreement, limited partnership agreement, limited liability partnership agreement or other constituent or organizational documents of such Person.
          “Permitted Liens” means such of the following as to which no enforcement, collection, execution or foreclosure proceeding shall have been commenced: (a) Liens for Taxes (i) which are not yet due and payable or (ii) which are being contested in good faith and for which (in the case of any such contest) adequate reserves have been set aside in accordance with GAAP; (b) Liens for materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens arising in the ordinary course of business that are not yet delinquent or that are being contested in good faith by appropriate proceedings and for which (in the case of any such contest) adequate reserves have been set aside in accordance with GAAP and such contest operates to suspend enforcement of such Lien; (c) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations arising in the ordinary course of business that are not yet delinquent or that are being contested in good faith by appropriate proceedings and for which (in the case of any such contest) adequate reserves have been set aside in accordance with GAAP; (d) Liens solely on the assets being acquired or leased to secure rental payments under conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (e) Liens securing Indebtedness as disclosed in Section 1.1(g) of the Company Disclosure Letter (which Liens shall be terminated at Closing); and (f) minor encroachments, reciprocal easement agreements and other minor, non-monetary imperfections on title to Real Property that (i) were not incurred in connection with any Indebtedness of any member of the Company Group, (ii) do not and would not reasonably be expected to, individually or in the aggregate, render unmarketable the title to the property affected thereby and (iii) do not and would not reasonably be expected to, individually or in the aggregate, materially adversely affect or impair the value, use, occupancy or operation of such property for its present purposes.
          “Person” means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Authority or other entity of whatever nature.
          “Post-Closing Period” means any Tax year or other Tax period beginning after the Closing Date and, in the case of any Tax year or other Tax period that begins on or before and ends after the Closing Date, that part of the Tax year or other Tax period that begins at the beginning of the day after the Closing Date.
          “Post-Closing Tax” means any Tax owed by any member of the Company Group which is allocable to a Post-Closing Period. Such allocation shall be made consistently in accordance with Section 7.1(e).
          “Pre-Closing Period” means any Tax year or other Tax period that ends on or before the Closing Date and, in the case of any Tax year or other Tax period that begins on or before and ends after the Closing Date, that part of the Tax year or other Tax period through the end of the day on the Closing Date.
          “Pre-Closing Tax” means any Tax owed by any member of the Company Group which is allocable to a Pre-Closing Period. Such allocation shall be made consistently in accordance with Section 7.1(e).
          “Purchase Price” means the sum of: (i) the Estimated Purchase Price; plus (ii) the Seller Adjustment Amount; and minus (iii) the Purchaser Adjustment Amount.
          “Purchaser Adjustment Amount” means the sum of (i) the excess, if any, of the Estimated Net Working Capital over Net Working Capital as set forth in the Final Closing Statement; provided, however, that if the Estimated Net Working Capital is equal to or greater than $41,165,000, then the Estimated Net Working Capital Amount shall be deemed to be $41,165,000 for all purposes of this Agreement (including the definition of Seller Adjustment Amount), (ii) the excess, if any, of the Net Closing Indebtedness as set forth in the Final Closing Statement over the Estimated Net Closing Indebtedness and (iii) the excess, if any, of the Transaction Expense Amount as set forth in the Final Closing Statement over the Estimated Transaction Expenses.

          “Purchaser Fundamental Representations” means the representations and warranties set forth in Sections 5.1 (Organization and Qualification), 5.2 (Authority) and 5.6 (Brokers).
          “Purchaser Material Adverse Effect” means (i) a Material Adverse Effect with respect to Purchasers and their Subsidiaries, taken as a whole, or (ii) any event, occurrence, effect or change that would prevent or delay beyond the Termination Date the consummation of the Transactions or otherwise prevent Purchasers from performing their obligations under this Agreement in all material respects.
          “Release” means any release, spill, emission, emptying, leaking, injection, deposit, disposal, discharge, dispersal, leaching, pumping, pouring, or migration into or through the atmosphere, soil, surface water, groundwater or property.
          “Remediation” means actions undertaken to investigate or clean up the environment, including air, soil, surface water, building structures or groundwater, in response to a Release of Hazardous Materials, including the following activities: (A) monitoring, investigation, assessment, treatment, cleanup, containment, removal, mitigation, response or restoration work; (B) obtaining any permit, consent, approval or authorization of any Governmental Authority necessary to conduct any such activity; (C) preparing and implementing any plan or study for any such activity; (D) the use, implementation, application, installation, operation or maintenance of remedial technologies applied to the surface or subsurface soils, excavation and treatment or disposal of soils, systems for long-term treatment of surface water or groundwater, engineering controls or institutional controls; and (E) any other activity reasonably determined to be required under Environmental Law to address a Release of Hazardous Materials. The term “Remediation” includes any action that constitutes a “removal,” “remedial action” or “response” as defined by Section 101 of the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §9601(23), (24) and (25), as amended.
          “Representative” means, as to any Person, any officer, director, employee, accountant, consultant, legal counsel, agent or other representative of such Person.
          “Retained Group” means AMC and all Subsidiaries of AMC other than the Company Group. For the avoidance of doubt, Retained Group shall include those Persons set forth on part B of Schedule 1.1(b) hereto.
          “Rushes” means Rushes PostProduction Limited, a company organized under the laws of England.
          “SEC” means the United States Securities and Exchange Commission.
          “Securities Act” means the Securities Act of 1933 and the rules and regulations promulgated thereunder.
          “Seller Adjustment Amount” means the sum of (i) the excess, if any, of Net Working Capital as set forth in the Final Closing Statement over the Estimated Net Working Capital; provided, however, that if Net Working Capital as set forth in the Final Closing Statement is equal to or greater than $41,165,000, then Net Working Capital as set forth in the

Final Closing Statement shall be deemed to be $41,165,000 for all purposes of this Agreement (including the definition of Purchaser Adjustment Amount); (ii) the excess, if any, of the Estimated Net Closing Indebtedness over the Net Closing Indebtedness as set forth in the Final Closing Statement; and (iii) the excess, if any, of the Estimated Transaction Expenses over the Transaction Expense Amount as set forth in the Final Closing Statement.
          “Specified Covenants” means the covenants set forth in Section 6.1(b) (Conduct of Business), Section 6.8 (Publicity), Section 6.9 (Excluded Assets), Section 6.11 (Termination of Affiliate Transactions), Section 6.12 (AMC Release), Section 6.14 (Company Group Reorganization) and Section 6.16 (Non-Compete; Non-Solicitation).
          “Specified Multiemployer Plan” means the Directors of Motion Picture Industry Health Plan, Pension Plan and Individual Account Plan.
          “Spin-offs” means (i) the 2005 spin-off of Discovery Holding Company by Liberty Media Corporation and (ii) the 2008 spin-off of Ascent Media Corporation by Discovery Holding Company.
          “Straddle Period” means any Tax year or other Tax period commencing on or prior to, and ending after, the Closing Date.
          “Straddle Return” means a Tax Return that is required to be filed with respect to any member of the Company Group for a Straddle Period.
          “Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association, or other Person of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees (or similar Person) thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (ii) if a limited liability company, partnership, association, or other Person (other than a corporation), a majority of the partnership interests, limited liability interests; or other comparable ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof; and the term “Subsidiary” shall include all entities which would be considered a subsidiary of a Subsidiary under this definition.
          “Syndistro” means Syndistro, LLC, a Delaware limited liability company.
          “Target Working Capital” means $38,165,000.
          “Tax” or “Taxes” means (i) any federal, state, local or foreign income, gross receipts, net wealth, net worth, equity, sales, use, turnover, ad valorem, value-added, environmental, capital, unitary, intangible, franchise, profits, license, withholding, payroll, employment, social security contribution, excise, severance, stamp, transfer, real estate transfer, occupation, premium or property tax, customs duty or other tax, governmental fee or other like assessment, duty or charge of any kind in the nature of taxation whatsoever, together with any interest or penalty, addition to tax or additional amount imposed with respect thereto, (ii) any and all Liability for the payment of any items described in clause (i) above as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group (or being included (or being required to be included) in any Tax Return related to such group and (iii) any and all Liability for the payment of any amounts as a result of any express or implied obligation to indemnify any other Person, or any successor or transferee Liability, in respect of any items described in clause (i) or (ii) above.
          “Tax Return” means any return, statement, report or form required to be filed or submitted to any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.
          “Tax Sharing Agreement” means any indemnification, allocation or sharing agreement with respect to Taxes entered into by any member of the Company Group prior to the Closings, other than (i) any Transaction Document, (ii) any agreement solely among one or more members of the Company Group, and (iii) any credit or other commercial lending agreement that includes customary Tax indemnification provisions.
          “Transactions” means the purchase and sale of the US Company Interest, the sale and Purchase of the UK Company Interest, the Company Group Reorganization and the other transactions contemplated by this Agreement.
          “Transaction Documents” means each of the documents delivered in connection with the Transactions, including (i) this Agreement, (ii) each AMC-Company Lease, (iii) the documents related to the Company Group Reorganization, (iv) the Transition Services Agreements, (v) the powers of attorney to be granted to UK Purchaser pursuant to Section 2.2(h)(ii), (vi) the Escrow Agreement and (vii) the Alameda Sublease.
          “Transaction Expense Amount” means the aggregate amount of any and all Company Transaction Expenses that are not paid prior to the Closing Date.
          “Transition Services Agreements” means the Transition Services Agreements to be entered into by and between the Persons set forth on Exhibit A, in accordance with Section 6.20.
          “UK Company Group” means the UK Company and the UK Subsidiaries taken as a whole.
          “UK DB Plans” means the Filmatic Pension Scheme and the Soho Images Limited Superannuation Plan.
          “UK Subsidiaries” means One Post Limited (company number 02068605), Rushes Post-Production Ltd. (company number 0262334) and the UK Dormant Companies.
          “UK Dormant Companies” means Co3 London Limited (company number 03114800) and Method London Limited (company number 03525535).
          “UK Estimated Purchase Price” means 21% of the Estimated Purchase Price.

          “UK Group Relief” means relief surrendered or claimed pursuant to Chapter IV Part X of the UK Income and Corporation Taxes Act 1988 or Part 5 of the UK Corporation Tax Act 2010.
          “UK Purchase Price” means the UK Estimated Purchase Price, plus or minus 21% of any payments made or received pursuant to Section 2.3(d)(i) or Section 2.3(d)(ii), as applicable.
          “US Estimated Purchase Price” means, in U.S. dollars, the Estimated Purchase Price minus the UK Estimated Purchase Price.
          “US Purchase Price” means, in U.S. dollars, the Purchase Price minus the UK Purchase Price.
          “Working Capital Assets” as of any date means the aggregate amount of those assets of the Company Group as of the Closings as set forth in Schedule 1.1(e), in each case as the same would be shown on a combined balance sheet of the Business prepared in accordance with the Accounting Methodology.
          “Working Capital Liabilities” as of any date means the aggregate amount of those Liabilities of the Company Group as of the Closings as set forth in Schedule 1.1(e), other than any Excluded Current Liabilities, in each case as the same would be shown on a combined balance sheet of the Business prepared in accordance with the Accounting Methodology.
          1.2 Additional Definitions. The following additional terms have the meaning ascribed thereto in the Section indicated below next to such term:

Term	Section
Accounting Arbitrator	2.3(b)
Agreement	Preamble
AMC	Preamble
AMC Company Leases	2.2(k)
AMC Indemnified Parties	10.3
AMC-UK Company Lease	2.2(k)
AMC-US Company Lease	2.2(k)
Acquired Names and Marks	6.5(a)
Basket Amount	10.4(a)
Beast APA	Definition of “Beast Earn-out” in Section 1.1
Blink Equipment	6.10(c)
Business Confidential Information	6.4(d)
Cap	10.4(a)
Closings	2.2(a)
Closing Date	2.2(a)
Closing Escrow Amount	2.2(e)
Closing Statement	2.3(a)

Term	Section
Companies	Preamble
Company Benefit Plans	4.13(a)
Company Filed Tax Returns	4.14(a)(i)
Company Financial Statements	4.7(a)(ii)
Company Group Plan	8.3
Company Group Reorganization	6.14
Company Intellectual Property Rights	4.15(a)
Company Interests	Recitals
Company Material Contract	4.17(a)
Company Permits	4.5
Company Software	4.15(d)
Competing Business	6.16(a)(i)
Competing Proposal	6.2(c)
Continuing Employees	8.1
Creative Services	Definition of “Business” in Section 1.1
Effective Date	Preamble
ERISA Plans	4.13(a)
Escrow Account	2.2(e)
Escrow Shortfall Amount	10.9(b)
Estimated Net Closing Indebtedness	2.2(c)
Estimated Net Working Capital	2.2(c)
Estimated Transaction Expenses	2.2(c)
Excluded Assets	6.9
Expiration Date	10.1
Extraction Leases	6.15(b)
Film Laboratory	Definition of “Film Laboratory Liability” in Section 1.1
Final Closing Statement	2.3(c)
Final Seller Working Capital Adjustment	Definition of “Seller Adjustment Amount”
HIPAA	4.13(h)
Initial Seller Working Capital Adjustment	Definition of “Estimated Purchase Price”
Insurance Policies	4.18
Interim Balance Sheet	4.7(a)(ii)
Interim Balance Sheet Date	4.7(a)(ii)
Interim Company Financial Statements	4.7(a)(ii)
Internal Company Software	4.15(d)
IP Licenses	4.15(a)
IRS	4.13(a)
JV Equity Interest	4.1(c)

Term	Section
JV Organizational Documents	4.1(c)
LW Opinion	4.14(d)
Meard Lease	2.2(k)
Media Services	Definition of “Business” in Section 1.1
Multiemployer Plan	4.13(a)
Networks Business	Definition of “Excluded Liabilities” in Section 1.1
Non-US Company Benefit Plans	4.13(a)
Owned Intellectual Property Rights	4.15(b)
Owned Real Property	4.16(a)
Pay-Off Amount	2.2(d)
Pay-Off Lender	2.2(d)
Pay-Off Letters	2.2(d)
Pension Plan	4.13(a)
Pre-Closing Statement	2.2(c)
Purchaser Material Adverse Effect	9.3(a)
Purchasers	Preamble
Purchaser Indemnified Parties	10.2
Real Property	4.16(a)
Real Property Lease	4.16(a)
Related Party	4.11
Related Party Arrangement	4.11
Release Date	10.1
Repaid Indebtedness	2.2(d)
Restrictive Covenants	6.16(b)
Retained Names and Marks	6.5(a)
Sellers	Preamble
Seller’s 401(k) Plan	8.8
Springing Escrow Amount	10.9(b)
Springing Escrow End Date	10.9(b)
Tangible Property	4.21
Tax Claim	7.1(n)
Tax Indemnitee	7.1(n)
Tax Indemnitor	7.1(n)
Tax Records	7.1(h)
Termination Date	11.1(a)
Third-Party Claim	10.5(a)
Third-Party Intellectual Property Rights	4.15(e)
Transfer Taxes	2.6
Triggering Event	10.9(b)
UK Closing	2.2(a)
UK Company	Preamble

Term	Section
UK Company Interest	Recital B
UK Purchaser	Preamble
UK Seller	Preamble
US Closing	2.2(a)
US Company	Preamble
US Company Benefit Plans	4.13(a)
US Company Interest	Recital C
US Purchaser	Preamble
WARN	4.13(i)
Welfare Benefits	8.6
Year-End Financial Statements	4.7(a)(i)
          1.3 Terms Generally. The definitions set forth or referenced in Sections 1.1 and 1.2 shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be construed as if followed by the phrase “without limitation”. The words “herein”, “hereof”, “hereto” , “hereby” and “hereunder” and words of similar import refer to this Agreement (including the Exhibits, Schedules and Annex hereto) in its entirety and not to any part hereof unless the context shall otherwise require. All references herein to Articles, Sections, Exhibits, Schedules and Annex refer to Articles and Sections of, and Exhibits, Schedules and Annex to, this Agreement unless the context shall otherwise require. Unless the context shall otherwise require, any references to any agreement or other instrument or to any statute or regulation are to it as amended and supplemented from time to time (and, in the case of a statute or regulation, to any successor provisions), provided that in the case of any agreement listed in the Company Disclosure Letter, such amendment or supplement is also listed in the Company Disclosure Letter. The phrase “made available” in this Agreement means that the information referred to has been made available to US Purchaser or UK Purchaser, as applicable, at least 3 Business Days prior to the date hereof during its due diligence investigation of the Company Group, whether by posting in an electronic data room or otherwise, or has been publicly filed with the SEC. Any reference in this Agreement to a “day” or number of “days” (without the explicit qualification of Business Day) shall be construed as a reference to a calendar day or number of calendar days. If any action or notice is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action or notice shall be deferred until, or may be taken or given on, the next Business Day. All references to “$” or “Dollars” shall mean United States Dollars.
ARTICLE II
CLOSING; PURCHASE PRICE AND ADJUSTMENT
          2.1 Purchase and Sale. Subject to the terms and conditions of this Agreement, on the Closing Date:

          (i) AMC shall sell, convey, transfer, assign and deliver to US Purchaser, and US Purchaser shall purchase and pay for (for the US Purchase Price as provided herein), all right, title and interests in and to US Company Interest, which shall constitute one hundred percent (100%) of the issued and outstanding Equity Securities of the US Company, free and clear of any Lien; and
          (ii) UK Seller shall sell, convey, transfer, assign and deliver to UK Purchaser, and UK Purchaser shall purchase and pay for (for the UK Purchase Price as provided for herein), all right, title and interests in and to the UK Company Interest, which shall constitute one hundred percent (100%) of the issued and outstanding Equity Securities of the UK Company, free and clear of any Lien.
For the avoidance of doubt, notwithstanding the purchase of the Company Interests pursuant hereto, Purchasers shall not assume or be liable for any Excluded Liabilities, which Excluded Liabilities shall be retained by and remain obligations of AMC to be satisfied and discharged by AMC or its Affiliates (other than the Company Group) in accordance with their respective terms.
          2.2 Closing; Purchase Price; Pre-Closing Estimates; Closing Deliveries.
          (a) The closing (the “US Closing”) of the purchase and sale of the US Company Interest and the other transactions contemplated by this Agreement (other than the purchase and sale of the UK Company Interest, which shall occur concurrently at the UK Closing) shall be held at the offices of Baker Botts L.L.P., 30 Rockefeller Plaza, New York, New York, at 10:00 a.m., local time, on the later of (i) December 31, 2010, and (ii) the second Business Day following the date on which the conditions to the Closings set forth in Article IX hereof (other than those conditions which, by their terms, are to be satisfied or waived at the Closings, subject to the satisfaction or waiver by the party entitled to waive the same of such conditions) shall have been satisfied or waived by the party entitled to waive the same, or at such other time, place and date that AMC and US Purchaser may mutually agree in writing. The date on which the US Closing shall occur is hereinafter referred to as the “Closing Date.” Subject to the terms and conditions of this Agreement, the closing (the “UK Closing” and, together with the US Closing, the “Closings”) of the purchase and sale of the UK Company Interest shall be held at the offices of Baker Botts (UK) L.L.P., 41 Lothbury, London EC2R 7HF, England, concurrently with the US Closing.
          (b) The aggregate purchase price for the Company Interests shall be the Purchase Price. The Purchase Price shall be allocated between the US Purchase Price with respect to US Company Interest and the UK Purchase Price with respect to the UK Company Interest.
          (c) Not less than two Business Days prior to the anticipated Closing Date, AMC shall deliver to US Purchaser (i) a certificate (the “Pre-Closing Statement”) executed by an executive officer of AMC setting forth AMC’s good faith estimate of (A) Net Working Capital (the “Estimated Net Working Capital”), (B) Net Closing Indebtedness (the “Estimated Net Closing Indebtedness”), and (C) Transaction Expense Amount (the “Estimated Transaction Expenses”), together with supporting documentation for such estimates relating to the calculation of the Estimated Purchase Price.

          (d) Not less than two Business Days prior to the anticipated Closing Date, AMC shall deliver to US Purchaser: (i) a certificate executed by an executive officer of AMC setting forth AMC’s good faith estimate of the amount of all Net Closing Indebtedness pursuant to the instruments listed in Section 2.2(d) of the Company Disclosure Letter (the “Repaid Indebtedness”) as of the anticipated Closing Date, including the names of each Person to which such Repaid Indebtedness is owed (each, a “Pay-Off Lender”) and the amounts owed to each Pay-Off Lender; and (ii) pay-off letters in form and substance reasonably acceptable to US Purchaser to be executed at the Closings by all Pay-Off Lenders that (A) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or other similar obligations related to such Indebtedness as of the Closing Date (each, a “Pay-Off Amount”) and (B) state that all Liens in connection therewith relating to the assets, business or operations of the applicable member or members of the Company Group shall be, upon the payment of the Pay-Off Amount on the Closing Date, released by all lenders (the “Pay-Off Letters”).
          (e) At the Closings, Purchasers shall: (i) pay, or cause to be paid, to AMC an amount equal to the US Estimated Purchase Price and the UK Estimated Purchase Price in U.S. dollars minus the sum of (x) $7,000,000 (the “Closing Escrow Amount”) and (y) the Equipment Cost Adjustment Amount, by wire transfer of immediately available funds to the bank account designated by AMC; (ii) pay, or cause to be paid, on behalf of the Company Group, the Estimated Company Transaction Expenses by wire transfer of immediately available funds or as otherwise directed by AMC; (iii) pay, or cause to be paid, on behalf of the applicable members of the Company Group, all of the Repaid Indebtedness in accordance with the Pay-Off Letters; and (iv) deposit, or cause to be deposited, with the Escrow Agent, cash in an amount equal to the Escrow Amount, by wire transfer of immediately available funds to an account designated in writing by the Escrow Agent no fewer than two Business Days prior to the Closing Date (the “Escrow Account”).
          (f) At the US Closing, AMC shall deliver to US Purchaser one or more certificates evidencing the US Company Interest, duly endorsed or accompanied by stock powers duly endorsed in blank.
          (g) At the US Closing, AMC shall deliver to US Purchaser a certification of non-foreign status with the information required by Treasury Regulation Section 1.1445-2(b)(2)(i).
          (h) At the UK Closing, the UK Seller shall deliver to UK Purchaser:
          (i) completed and signed stock transfer forms in respect of the UK Company Interest in exchange for the UK Purchase Price, in favor of UK Purchaser together with the relative share certificates; and
          (ii) a power of attorney and appointment of proxy, in form and substance mutually agreed upon by UK Seller and UK Purchaser, executed by UK Seller, empowering UK Purchaser to exercise each transferor’s rights as shareholder of the UK Company pending the stamping and registration of the transfers referred to in Section 2.2(h)(i).

          (i) At the UK Closing, UK Seller shall deliver or make available to UK Purchaser the statutory books of each UK Company, complete and up to date, and their certificates of incorporation and common seals;
          (j) At the UK Closing, UK Seller shall (i) procure that a special resolution is passed by UK Company to adopt new articles of association in form and substance reasonably acceptable to the UK Purchaser, and (ii) deliver each such duly passed special resolution to the UK Purchaser for the purposes of filing the same with the Registrar of Companies in England and Wales.
          (k) At the Closings, (i) the US Purchaser shall enter into a lease agreement with AMC or one of its Affiliates substantially in the form of Exhibit D with respect to each of the premises identified on Schedule 2.2(k)(1) (each, an “AMC-US Company Lease”); (ii) the UK Company or one of the UK Subsidiaries shall enter into a lease agreement (or agreements) with AMC or its designee in form and substance mutually agreed upon by UK Seller and UK Purchaser (with it being acknowledged that the UK Seller’s preferred lease agreement is as per Exhibit F-1 and the UK Purchaser’s preferred lease agreement is as per Exhibit F-2 and the parties agree to use reasonable endeavors to finalize the lease agreement based upon a fair compromise of these respective exhibits and lease forms with respect to the premises at 8-14 Meard Street identified at Schedule 2.2(k)(2) (the “Meard Lease”); (iii) the UK Company shall enter into a sublease with AMC or its designee with respect to the premises at 8 Richmond Mews identified at Schedule 2.2(k)(2) and the parties understand and agree that the terms of the sublease will be subject to the provisions of the existing master lease for such premises and such additional terms of the Meard Lease that are not inconsistent with or prohibited by the master lease or which are inconsistent with or prohibited by the master lease but have been agreed upon by the UK Seller and UK Purchaser with the consent of the superior landlord (each of the foregoing (ii) and (iii), an “AMC-UK Company Lease”, and each AMC-US Company Lease or AMC-UK Company Lease, an “AMC-Company Lease ), (iv) the US Purchaser shall enter into the Alameda Sublease with AMC or one of its Affiliates, (v) any other leases, subleases and/or licenses contemplated and set forth in items 1-14 of Section 4.16(a) of the Company Disclosure Letter shall be entered into by the parties and in accordance with the terms set forth therein, and (vi) AMC shall have effected each other assignment, subletting or similar action contemplated and set forth in subclauses 3(c), 3(d) and 3(e) of Section 4.17(c) of the Company Disclosure Letter, clause 6.15(c) of this Agreement, the second sentence of clause 6.10(a) of this Agreement and/or otherwise contemplated and set forth in Section 4.16(a) of the Company Disclosure Letter.
          (l) At the US Closing, US Purchaser and AMC shall enter into the Transition Services Agreements.
          2.3 Post-Closing Adjustment.
          (a) Within 60 days after the Closing Date, US Purchaser shall prepare and deliver to AMC a certificate executed by an executive officer of US Purchaser (the “Closing Statement”) setting forth US Purchaser’s determination of (i) Net Closing Indebtedness, (ii) Transaction Expense Amount and (iii) Net Working Capital. The Closing Statement shall be prepared in accordance with the Accounting Methodology. If the Business Day immediately preceding the Closing Date does not occur at a financial week or month end for accounting purposes, the parties shall agree on mutually acceptable roll forward or roll back procedures. Each party shall provide the other party and its representatives with reasonable access to books and records and relevant personnel during the preparation of the Closing Statement and the resolution of any disputes that may arise under this Section 2.3.
          (b) If AMC disagrees with the determinations set forth by US Purchaser on the Closing Statement, AMC shall notify US Purchaser in writing of such disagreement within 20 days after delivery thereof, which notice shall describe the nature of any such disagreement in reasonable detail, identify the specific items involved and the dollar amount of each such disagreement and provide reasonable supporting documentation for each such disagreement. After the end of such 20-day period, AMC may not introduce any additional disagreements with respect to any item in the Closing Statement or increase the amount of any disagreement, and any item not so identified shall be deemed agreed to by AMC and shall be final and binding upon the parties. During the 20-day period of its review, AMC shall have reasonable access to any documents, schedules or workpapers used in the preparation of the Closing Statement.
          (c) US Purchaser and AMC agree to negotiate in good faith to resolve any disagreement properly identified by AMC pursuant to Section 2.3(b). If US Purchaser and AMC are unable to resolve all such disagreements within 20 days after delivery to US Purchaser of written notice of such disagreement, then such disagreements shall be submitted for final and binding resolution to an independent nationally recognized accounting firm mutually agreed upon by US Purchaser and AMC (the “Accounting Arbitrator”). The Accounting Arbitrator shall be instructed that it may only consider those items and amounts set forth in the Closing Statement as to which US Purchaser and AMC have disagreed within the time periods and on the terms specified above and must resolve the matter in accordance with the terms and provisions of this Agreement. The Accounting Arbitrator shall be instructed to deliver to US Purchaser and AMC, as promptly as practicable (and in no event more than 45 days) after its appointment, a written report setting forth the resolution of any such disagreement determined in accordance with the terms of this Agreement and the reasons for such determination. The parties agree that AMC shall supply US Purchaser, and US Purchaser shall supply AMC, with any written representations that are made to the Accounting Arbitrator and that each party and its representatives, accountants and other advisors may be present while oral presentations are made to the Accounting Arbitrator. The determination of the Accounting Arbitrator (i) shall be set forth in writing, (ii) shall be within the range of dispute between US Purchaser and AMC, (iii) shall constitute an arbitral award, and (iv) shall be final and binding upon all the parties upon which a judgment may be rendered by a court having proper jurisdiction thereover. The fees, expenses and costs of the Accounting Arbitrator shall be borne one-half by US Purchaser and one-half by AMC.
          (d) The Closing Statement shall be final and binding upon Purchasers and AMC upon the earliest of (A) the failure of AMC to notify US Purchaser of a dispute with respect to the Closing Statement within 20 days after US Purchaser’s delivery of the Closing Statement to AMC, (B) the resolution of all disputes with respect to the Closing Statement pursuant to Section 2.3(c), by agreement of AMC and US Purchaser, and (C) the resolution of all disputes with respect to the Closing Statement pursuant to Section 2.3(c), by the Accounting Arbitrator. The term “Final Closing Statement” means (i) if AMC fails to notify US Purchaser in writing of a dispute with respect to the Closing Statement within the time period specified in Section 2.3(b), the Closing Statement delivered by US Purchaser, or (ii) if the Closing Statement is resolved by resolution of US Purchaser and AMC or by submission of any remaining disputed items to the Accounting Arbitrator, as contemplated by Section 2.3(c) and (iii), the Closing Statement as so resolved. Within three Business Days after the determination of the Final Closing Statement, an adjustment to the purchase price paid hereunder shall be made as follows:
          (i) if the Purchaser Adjustment Amount is greater than the Seller Adjustment Amount, then AMC shall pay or cause to be paid to Purchaser, the amount of such excess by wire transfer of immediately available funds to one or more accounts designated by US Purchaser in writing;
          (ii) if the Seller Adjustment Amount is greater than the Purchaser Adjustment Amount, then US Purchaser shall pay or cause to be paid to AMC, the amount of such excess by wire transfer of immediately available funds to an account or accounts designated by AMC in writing; and
          (iii) if the Seller Adjustment Amount equals the Purchaser Adjustment Amount, there shall be no adjustment to the Estimated Purchase Price pursuant to this Section 2.3(d).
          2.4 Tax Allocation. Purchasers shall prepare an allocation of (i) the US Purchase Price (and a pro rata share of all other capitalized costs incurred in connection with the Transactions) among the assets of the US Company, and (ii) the UK Purchase Price (and a pro rata share of all other capitalized costs incurred in connection with the Transactions) among the assets of the UK Company on the basis of their relative fair market values, and shall consult in good faith with AMC with respect to such allocation. Purchasers shall deliver such allocation to AMC within 30 days after the Closing Date. Any such allocation prepared by Purchasers in accordance with this Section 2.4 shall be binding upon Purchasers, each member of the Company Group, AMC, and their Affiliates, subject to the consent of AMC, which shall not be unreasonably withheld, conditioned or delayed. If AMC does not consent to such proposed allocation, AMC shall notify Purchasers in writing of such disagreement within 30 days after receipt of the proposed allocation. For a period of 30 days following US Purchaser’s receipt of any such notification, Representatives of AMC and Purchasers shall use their respective reasonable best efforts to resolve all disagreements with respect to the proposed allocation through the joint consultation in good faith of AMC and Purchasers. If the parties cannot resolve any disputed item, an independent accounting firm mutually acceptable to AMC and the Purchasers shall resolve the item by determining solely whether the allocation prepared by the Purchasers was reasonable. The fees and expenses of such accounting firm shall be borne equally by AMC and the Purchasers. Purchasers, members of the Company Group, and AMC shall, and shall cause their respective Affiliates to, report, act and file Tax Returns (including IRS Form 8594) in all respects and for all purposes consistent with any allocation prepared by Purchasers and approved by AMC in accordance with this Section 2.4. AMC shall timely and properly prepare, execute, file and deliver all such documents, forms and other information as Purchasers may reasonably request to prepare such allocation. None of Purchasers, AMC, members of the Company Group, or their Affiliates shall take any position (whether in audits,

Tax Returns or otherwise) that is inconsistent with any allocation so prepared and approved unless required to do so by applicable Law.
          2.5 Intercompany Accounts. As of the Closing Date, all Intercompany Accounts shall be eliminated.
          2.6 Transfer Taxes. The Purchase Price is exclusive of any federal, state, local or foreign sales, stamp, value added, filing, recordation, registration or similar transfer taxes (collectively, “Transfer Taxes”) relating to this Agreement or the Transactions, including the purchase and sale of the Company Interests. Purchasers and AMC shall cooperate in preparing, executing and filing Tax Returns for Transfer Taxes. Purchasers and AMC shall each be allocated, and shall pay or cause to be paid, fifty percent (50%) of all Transfer Taxes incurred as a result of the Transactions (other than the Company Group Reorganization and any Transition Services Agreement); provided, that neither Purchasers nor AMC shall be responsible for the other party’s out of pocket expenses relating to such Transfer Taxes. AMC shall be allocated, and shall pay or cause to be paid, all Transfer Taxes incurred as a result of the Company Group Reorganization.
          2.7 Withholding Rights. Purchasers shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement, including with respect to the payment of Company Transaction Compensation, such amounts as Purchasers are required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax law; provided that Purchasers will use commercially reasonable efforts to notify AMC in writing of all such deductions and withholdings at least two Business Days prior to the Closings. To the extent that such amounts are so withheld and paid over to the proper Governmental Authority by Purchasers, such withheld and deducted amounts will be treated for all purposes of this Agreement as having been paid to AMC in respect of which such deduction and withholding was made by Purchasers. From time to time between the date of this Agreement and the Closings, Purchasers shall consult with AMC in good faith regarding any such withholding requirements and use commercially reasonable efforts to minimize the same.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE SELLERS
     The Sellers hereby represent and warrant to the Purchasers as follows:
          3.1 Organization and Qualification. AMC is a corporation duly formed, validly existing and in good standing under the Laws of the State of Delaware. UK Seller is a company duly formed, validly existing and in good standing under the Laws of England. Each of the Sellers is duly qualified to conduct its business, and is in good standing, in each jurisdiction where the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except where the failure of such Seller to be so qualified in any foreign jurisdiction has not had and would not reasonably be expected to have a Company Material Adverse Effect or an AMC Material Adverse Effect. Each of the Sellers has the requisite power and authority to own, operate, lease and otherwise to hold and operate its assets and properties and to carry on the businesses as now being conducted by it, except where the failure of such Seller to have any such power and authority has not had and would not reasonably be expected to have a Company Material Adverse Effect or an AMC Material Adverse Effect.
          3.2 Authority; Subsidiaries.
          (a) Each of the Sellers has all requisite power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is or will be a named party, to perform its obligations hereunder and thereunder, including to sell and assign the Company Interests and to effect and consummate the Company Group Reorganization in accordance with this Agreement. The execution and delivery by each of the Sellers of this Agreement and each of the other Transaction Documents to which it is or will be a named party, the performance by the Sellers of their obligations hereunder and thereunder, including the Company Group Reorganization and the sale and assignment of the Company Interests hereunder have been duly and validly authorized by resolution duly adopted by the board of directors of AMC and the sole shareholder of UK Seller, and no other corporate proceedings or stockholder approvals (whether pursuant to Section 271 of the DGCL or otherwise) on the part of the Sellers are necessary to authorize this Agreement or to consummate the Transactions.
          (b) The board of directors of AMC has unanimously approved this Agreement and the sale and assignment of the Company Interest in accordance herewith, declared this Agreement and such sale and assignment to be advisable and in the best interests of AMC and its stockholders. Each of this Agreement and each other Transaction Document to which any Seller is or will be a named party has been duly executed and delivered by such Seller (except for those Transaction Documents to be delivered at Closing, which will be duly executed and delivered by such Seller at Closing, if Closing occurs) and, assuming the due authorization, execution and delivery thereof by Purchasers, constitutes a legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms (except for those Transaction Documents to be delivered at Closing, which shall, assuming the authorization, execution and delivery by Purchasers, constitute a legal, valid and binding obligation of such Seller at Closing, if Closing occurs, enforceable against such Seller in accordance with its terms).
          (c) Each of the Subsidiaries of AMC has all requisite power and authority to execute and deliver this Agreement and the other Transaction Document to which it is or will be a named party, to perform its obligations hereunder and thereunder, including any obligations relating to the Company Group Reorganization. The execution and delivery by each of the Subsidiaries of AMC of each of this Agreement and the other Transaction Documents to which it is or will be a named party, the performance by the Subsidiaries of AMC of their obligations hereunder and thereunder, including all such obligations relating to the Company Group Reorganization have been duly and validly authorized, and no other company proceedings on the part of any of the Subsidiaries of AMC are necessary to authorize the Company Group Reorganization or the Transactions.
          3.3 No Conflicts. The execution and delivery by AMC and its Subsidiaries of this Agreement and each other Transaction Document to which it is or will be named a party do not, and, the performance by AMC and its Subsidiaries of their obligations hereunder and thereunder, including with respect to the Company Group Reorganization will not: (i) conflict with or violate, result in a breach of, or constitute a default under the Organizational Documents of AMC and its Subsidiaries, (ii) assuming compliance with any applicable Antitrust Laws, conflict with or violate any Law applicable to AMC or any of its Subsidiaries or by which any of their properties, assets or business activities is bound or affected, (iii) violate, conflict with or result in any breach of or constitute a default by AMC or any of its Subsidiaries, or give rise to any right of termination, amendment, modification, acceleration of, or result in the creation of any Lien upon any of the Equity Securities of AMC or any of its Subsidiaries or upon any of the properties or assets of AMC or any of its Subsidiaries pursuant to, any Contract to which AMC or any of its Subsidiaries is a party or by which any of its properties, assets or business activities may be bound (or create an event that with notice or lapse of time or both, would result in such a violation, conflict, default, termination, amendment, modification, acceleration, or Lien), other than any such violation, conflict, breach or default as has not had, and would not reasonably be expected to have, individually or in the aggregate, material to AMC and its Subsidiaries taken as a whole, or (iv) assuming compliance any applicable Antitrust Laws, require AMC or any of its Subsidiaries to obtain the consent or approval of, or to make any filing with, any Governmental Authority.
          3.4 Legal Proceedings. There are (a) no Claims pending against AMC or any of its Subsidiaries, or any of their respective properties or assets, that challenge or seek to prevent, enjoin, alter or materially delay the Transactions, and (b) no Orders are outstanding against AMC or any of its Subsidiaries that prohibit or otherwise restrict the ability of AMC or its Subsidiaries to enter into and perform its obligations under any Transaction Document or that would reasonably be expected to prevent the consummation of the Transactions, delay the same in any material respect or otherwise prevent the Sellers from performing their obligations under this Agreement and each other Transaction Document to which such Seller is a party.
          3.5 Title to US Company Interest. AMC holds of record and owns beneficially, the US Company Interest, free and clear of any Liens. Upon consummation of the Transactions, US Purchaser will acquire one hundred percent (100%) of the limited liability company interests of the US Company, free and clear of any Liens or restrictions on transfer imposed by or on behalf of, or as a result of any Claim against, Liability of, or action taken or permitted by, AMC or any Affiliate of AMC (or as a result of any failure by AMC or any Affiliate of AMC to take any action otherwise required hereunder or required pursuant to applicable Law). Except for the transfer of the US Company Interest to US Purchaser as contemplated by this Agreement, neither AMC nor any of its Affiliates has granted or agreed to grant to any Person any Equity Securities or entered into any other Contract or commitment that would, directly or indirectly, require AMC to sell or otherwise dispose of any Equity Securities in the US Company.
          3.6 Title to UK Company Interest. UK Seller holds of record and owns beneficially, the UK Company Interest, free and clear of any Liens. Upon consummation of the Transactions, UK Purchaser will acquire the entire issued share capital of the UK Company free and clear of any Liens or restrictions on transfer imposed by or on behalf of, or as a result of any Claim against, Liability of, or action taken or permitted by, UK Seller or any Affiliate of UK Seller (or as a result of any failure by UK Seller or any Affiliate of UK Seller to take any action otherwise required hereunder or required pursuant to applicable Law). Except for the transfer of the UK Company Interest to UK Purchaser as contemplated by this Agreement, neither UK

Seller nor any of its Affiliates has granted or agreed to grant to any Person any Entity Securities or entered into any other Contract or commitment that would, directly or indirectly, require UK Seller to sell or otherwise dispose of any Equity Securities in any of the UK Entities.
          3.7 Brokers. Except for Moelis & Company, Inc., the fees of which AMC shall be solely responsible for, no broker, finder, investment banker, agent or other intermediary has acted on behalf of the Sellers or any member of the Company Group in connection with the negotiation or consummation of this Agreement or is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Sellers, any member of the Company Group or any of their respective Affiliates.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF AMC
WITH RESPECT TO THE COMPANY GROUP
     Except as (i) disclosed in any section of the Company Disclosure Letter or (ii) as shall result solely from the Company Group Reorganization in accordance with the terms herein, the Sellers and the Companies hereby represent and warrant to Purchasers as follows:
          4.1 Organization and Qualification; Subsidiaries.
          (a) The US Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. The US Company has the requisite limited liability company power (and all other requisite power and authority, except where the failure to have such power and authority has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect) to own, operate, lease and otherwise to hold and operate its assets and properties and to carry on the businesses as now being conducted by it. Each other member of the Company Group is a corporation, limited liability company or other legal entity duly formed, validly existing and in good standing in all material respects under the laws of its jurisdiction of incorporation or formation and has the requisite corporate, limited liability company or other legal entity power (and all other requisite power and authority, except where the failure to have such power and authority has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect) to own, lease and operate its properties and to carry on its business as now being conducted. Each of the UK Dormant Companies are, and have since their incorporation been, dormant companies within the meaning of Section 1169 of the Companies Act 2006. Each member of the Company Group is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction in which the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where such failures to be so qualified or licensed and in good standing in any foreign jurisdiction as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
          (b) Section 4.1(b)(i) of the Company Disclosure Letter sets forth a complete and correct list of each Subsidiary of the Companies as of the date hereof and the percentage of the outstanding Equity Securities of such Subsidiaries owned by the Company Group. Section 4.1(b)(ii) of the Company Disclosure Letter sets forth a complete and correct list of each Person that will be a member of the Company Group after giving effect to the Company Group Reorganization, and the jurisdiction of incorporation or other formation, and percentage of outstanding Equity Securities (including partnership interests and limited liability company interests) that will be owned by the Companies and the members of the Company Group on the Closing Date.
          (c) Except as set forth in Section 4.1(b)(i) of the Company Disclosure Letter, no member of the Company Group (i) has any direct or indirect Subsidiaries or (ii) owns the Equity Securities of any other Person. No member of the Company Group is obligated to make any investment or capital contribution to any Person, including any JV Entity.
          (d) Section 4.1(d) of the Company Disclosure Letter sets forth a complete and correct list of the names of the members, and managing members of each JV Entity and such members’ percentage interest in each JV Entity (collectively, the “JV Equity Interest”). The JV Equity Interests have been duly authorized and validly issued, are fully paid and non-assessable (to the extent such concepts are applicable to non-corporate entities), and were not issued in violation of applicable Laws or any preemptive or other rights. There is no outstanding right, subscription, warrant call, unsatisfied preemptive right, put, option or other agreement of any kind to purchase, or otherwise receive from any JV Entity, any limited liability company interests or any other equity security of such JV Entity, and there is no outstanding security of any kind convertible into any such interest, except in each case as may be expressly provided for in the JV Organizational Documents listed on Section 4.1(d) of the Company Disclosure Letter. Neither AMC nor any of its Subsidiaries has granted or agreed to grant to any Person (a) the right to require the Company Group to sell or otherwise dispose of any JV Equity Interests or (b) any right of first offer, right of first refusal, tag-along right, drag-along right or any other similar rights with respect to its Equity Interests in any JV Entity, except in each case as may be expressly provided for in the JV Organizational Documents listed on Section 4.1(d) of the Company Disclosure Letter. No member of the Company Group is required to purchase or acquire any Equity Interest in any JV Entity from any Person, except in each case as may be expressly provided for in the JV Organizational Documents listed on Section 4.1(d) of the Company Disclosure Letter. The JV Entity has not entered into any Contract that by its terms prohibits or materially restricts any member of the Company Group from undertaking any line of business in any geographic area. AMC has made available to US Purchaser true and complete copies of the organizational documents, including the limited liability company agreement, of each of the JV Entities, each as in effect on the date hereof (the “JV Organizational Documents”).
          4.2 Organizational or Governing Documents. The US Company has made available to US Purchaser a complete and correct copy of the Organizational Documents, each as amended to date, of each member of the Company Group. The Organizational Documents of each member of the Company Group are in full force and effect in all material respects. None of the members of the Company Group are in violation in any material respect of any provision of their respective Organizational Documents.

          4.3 Authority.
          (a) The approval of AMC as the sole member of the US Company and the approval of UK Seller as the sole shareholder of the UK Company are the only votes of holders of Equity Securities of the Companies that are necessary to approve and adopt this Agreement and the Transactions.
          (b) Each of the Companies has all requisite power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and each of the other Transaction Documents to which it is or will be a named party by each of the Companies, the performance by such Company of its obligations hereunder and thereunder, and the consummation of the Transactions have been duly and validly authorized by all necessary limited liability company action, and no other limited liability company proceedings on the part of such Company are necessary to authorize the execution and delivery of this Agreement and each of the other Transaction Documents to which it is or will be a named party by such Company or the consummation of the Transaction. Each of this Agreement and each of the other Transaction Documents to which it is or will be a named party has been duly and validly executed and delivered by the appropriate Company and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of the Companies, enforceable against the Companies in accordance with its terms.
          4.4 No Conflict; Required Filings and Consents.
          (a) The execution and delivery by each of the Companies of this Agreement and each of the other Transaction Documents to which it is or will be a named party and the performance by the Companies of their obligations hereunder and thereunder will not (with or without notice or lapse of time, or both) (i) conflict with or violate, result in a breach of, or constitute a default under the Organizational Documents of any member of the Company Group, (ii) assuming the consents, approvals and authorizations specified in Section 4.4(b) have been received and the waiting periods referred to therein have expired, conflict with or violate, or give rise to the creation of any Lien (other than any Permitted Lien) under, any Law applicable to any member of the Company Group or by which any property or asset of any member of the Company Group or any other member of the Company Group is bound or affected, other than, any such violation, conflict, default, termination, cancellation, acceleration or Lien that has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company Group, or (iii) violate, conflict with or result in any breach of or constitute a default by the Company, or give rise to any right of termination, amendment, modification, acceleration of, or result in the creation of any Lien upon any of the Equity Securities of any member of the Company Group or upon any of the properties or assets of any member of the Company Group pursuant to, any Contract to which such member of the Company Group is a party or by which any of its properties, assets or business activities may be bound (or create an event that with notice or lapse of time or both, would result in such a violation, conflict, default, termination, amendment, modification, acceleration, or Lien), other than any such violation, conflict, breach or default as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company Group.

          (b) Neither the execution and delivery by the Companies of this Agreement or any of the other Transaction Documents to which they are or will be a named party nor the performance by the Companies of their obligations hereunder and thereunder, including the consummation of the Transactions, will require (with or without notice or lapse of time, or both) any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Authority, except for applicable requirements of (i) any applicable Antitrust Laws, (ii) the DGCL and (iii) the rules of NASDAQ and, except for such other consents, approvals, authorizations, waivers, permits, filings or notifications, the failure of which to be obtained or made has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company Group.
          4.5 Company Permits; Compliance with Laws. The Company Group holds all permits, licenses, franchises, authorizations, certificates, approvals and orders issued or required to be issued by any Governmental Authority that are necessary for the Company Group to own, lease and operate the properties of the Company Group or to carry on the Business as it is now being conducted (the “Company Permits”), the Company Permits are in full force and effect, and no Claims have been instituted by any Governmental Authority seeking the suspension or cancellation of any Company Permit; except in any such case as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company Group. None of the members of the Company Group is in conflict with, or in default or violation of, (i) any Laws applicable to the Company Group or the Business or by which any property or asset of the Company Group is bound or affected or (ii) any of the Company Permits, except for any such conflicts, defaults or violations that have not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company Group.
          4.6 Capitalization.
          (a) AMC is the sole member of the US Company and owns, beneficially and of record, the US Company Interest. The US Company Interest constitutes 100% of the limited liability company interest in the US Company. The US Company Interest has been duly authorized, validly issued, fully paid and non-assessable (to the extent such concept is applicable) and has not been issued in violation of applicable securities Laws or any preemptive or similar rights. UK Seller is the sole shareholder of the UK Company and owns, beneficially and of record, the UK Company Interest. The UK Company Interest constitutes 100% of the Equity Securities in the UK Company and no other voting interests in the UK Company are issued or outstanding. The UK Company Interest has been duly authorized, validly issued, fully paid and non-assessable (to the extent such concept is applicable) and has not been issued in violation of applicable securities Laws or any preemptive or similar rights.
          (b) Each outstanding share of capital stock or other Equity Security of each of the other members of the Company Group is duly authorized, validly issued, fully paid and non-assessable (to the extent such concept is applicable), has not been issued in violation of applicable securities Laws and is not subject to preemptive or similar rights and is held, directly or indirectly, by the US Company or other members of the Company Group, free and clear of all Liens.

          (c) Except as set forth in Section 4.6(c) of the Company Disclosure Letter, there are no outstanding subscriptions, options, warrants, calls, restricted stock, stock appreciation or profit participation rights, phantom equity, commitments, preemptive rights, deferred compensation rights, convertible securities or other similar rights or Contracts of any kind to which the Company Group is a party or by which the Company Group is bound obligating the Company Group to issue, convert, deliver or sell, or cause to be issued, converted, delivered or sold, additional shares of Equity Securities of, other equity or voting interests in, bonds, note, debentures or other indebtedness the holders of which have the right to vote, or securities convertible into, or exchangeable or exercisable for, any shares of Equity Securities of, other equity or voting interests in, or bonds, note, debentures or other indebtedness the holders of which have the right to vote, or obligating the US Company or any other member of the Company Group to issue, grant, extend or enter into any such security, option, warrant, call, right or Contract. Except as set forth in Section 4.6(c) of the Company Disclosure Letter, there are no Contracts to which the US Company or any other member of the Company Group is a party with respect to the voting, disposition or registration of any shares of its respective Equity Securities or which restrict the transfer of any such shares. There are no outstanding contractual obligations of the US Company or any other member of the Company Group to repurchase, redeem or otherwise acquire any shares of its respective Equity Securities.
          4.7 Financial Statements.
          (a) Attached to the Company Disclosure Letter as Annex A are copies of the following financial statements:
          (i) unaudited carve out balance sheet of the Business on a combined basis as at December 31, 2009, and related unaudited statements of operations for the fiscal year then ended (the “Year-End Financial Statements”); and
          (ii) unaudited carve out balance sheet (“Interim Balance Sheet”) of the Business on a combined basis as at June 30, 2010 (the “Interim Balance Sheet Date”), and related unaudited statements of operations for the six-month period then ended (the “Interim Company Financial Statements” and, together with the Year-End Financial Statements, the “Company Financial Statements”).
          (b) The Company Financial Statements (including all related notes and schedules) (i) have been prepared from the books and records of the Companies and their Subsidiaries and (ii) fairly present in all material respects the consolidated financial position of the Business as at the respective dates thereof and their consolidated results of operations and consolidated cash flows for the respective periods then ended (subject to normal year-end audit adjustments in amounts that are not material to the Company Group, individually or in the aggregate, to the absence of notes and to any other adjustments described therein or in the Company Disclosure Letter), all in accordance with GAAP applied on a consistent basis during the periods involved and consistent with the public filings made by AMC and the US Company under the Securities Act and the Exchange Act (except as may be indicated therein or in the notes thereto, or in Section 4.7 of the Company Disclosure Letter).

          (c) Based on AMC’s assessment using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework, the US Company’s internal control over financial reporting has been designed and is operating effectively to provide AMC with reasonable assurance regarding the reliability of financial reporting and the preparation of AMC’s consolidated financial statements and related disclosures in accordance with GAAP.
          4.8 No Undisclosed Liabilities. Except (a) for liabilities reflected or reserved against in Company Financial Statements, (b) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since the Interim Balance Sheet Date that, individually or in the aggregate, have not been, and would not reasonably be expected to be, material to the Company Group, and (c) for liabilities expressly contemplated by this Agreement, neither US Company nor any other member of the Company Group has any material Liabilities of any nature, whether mature or unmatured, due or to become due, contingent or otherwise.
          4.9 Absence of Certain Changes or Events. Since January 1, 2010, except as set forth in AMC Specified Filings or as set forth in Section 4.9 of the Company Disclosure Letter: (i) there has not been any event, occurrence, effect or change that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (ii) the Company Group has not taken any action that, if taken by it during the period from the date of this Agreement through the Closings, would constitute a breach of Section 6.1(b). This Section 4.9 shall not apply to any transaction set forth in Section 6.14(a) of the Company Disclosure Letter.
          4.10 Absence of Litigation. There are no Orders by or before any arbitrator or Governmental Authority against the Company Group, any of their respective properties or assets or the Business. There are no Claims pending, or to the Knowledge of AMC, threatened, against any member of the Company Group, any of their respective properties or assets or the Business or, to the Knowledge of the US Company, any JV Entity or any of its properties or assets, in each case by or before any arbitrator or Governmental Authority that, individually or in the aggregate, are, or would reasonably expected to be, material to the Company Group.
          4.11 Related Party Transactions. Except as set forth in Section 4.11 of the Company Disclosure Letter, neither AMC, nor any Affiliate of AMC (other than any member of the Company Group), nor any employee, officer, director of AMC or any of its Affiliates, nor any immediate family member of any such officer or director (each, a “Related Party”) (a) has borrowed money from or loaned money to the Company Group that is currently outstanding, (b) has any ownership interest in any property or asset used by the Company Group in the conduct of the Business, or (c) is a party to (or the beneficiary of) any Contract (other than any Company Benefit Plan or employment agreement) with any member of the Company Group (each, a “Related Party Arrangement”).
          4.12 Labor Matters.
          (a) Other than the Collective Bargaining Agreements, no member of the Company Group is a party to any collective bargaining agreements or other agreements with labor unions relating to Company Employees. Except as set forth in Section 4.12(a) of the

Company Disclosure Letter, as of the date hereof and on or after September 17, 2008, there has not been any labor dispute (including pending material written grievances or arbitrations), strike or work stoppage, or, to the Knowledge of the US Company, union organizational activity against or involving any member of the Company Group pending or, to the Knowledge of the US Company, threatened which, individually or in the aggregate, has been or would reasonably be expected to be, material to the Company Group. On or after September 17, 2008, no charge against any member of the Company Group has been filed and is pending with the National Labor Relations Board and no complaint by the National Labor Relations Board or any comparable foreign agency is pending with regard to the Business, except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company Group.
          (b) Section 4.12(b)(i) of the Company Disclosure Letter contains a complete and accurate list setting forth the individual employees of AMC or those Company Employees employed by or providing services exclusively or primarily to the Business as of October 31, 2010 for US based employees and for UK based employees, as well as each such individual’s (i) name, (ii) title, (iii) date of hire, (iv) current rate of base pay or hourly compensation, and (v) the liability of as of the date hereof for accrued vacation and other paid time off. As of the date of this Agreement, (1) except as set forth in Section 4.12(b)(i) of the Seller Disclosure Letter, no Company Employee at the senior management level or listed in Section 4.12(b)(i) of the Company Disclosure Letter has provided any AMC or the Company Group with written notice of any plans to terminate employment with the Company Group or any of its Affiliates, (2) except as scheduled in Section 4.12(b)(ii) of the Company Disclosure Letter, none of AMC and the Company Group has entered into any agreement, arrangement or understanding with its employees restricting its ability to terminate the employment of any or all of its employees at any time, for any lawful reason or no reason, without penalty or liability, (3) the Company Group is in material compliance with all agreements, arrangements, codes of conduct and practice, customs and practices and laws regarding employment, including work, work environment, health and safety stipulations, wages and hours, employment discrimination, employee classification, workers’ compensation, family and medical leave, the Immigration Reform and Control Act, and occupational health and safety, (4) with respect to the Company Employees, there are no existing pending or, to AMC or Company Group’s Knowledge, any threatened controversies, government investigations or Claims with respect to any employment matters, any employment arrangements, any worker’s compensation policy or any long term disability policy, (5) (i) all Persons performing services for the Company Group have been properly classified by US Company or UK Company, as applicable, as a common law employee, independent contractor, leased employee or agent for all purposes of all applicable Laws and all Company Benefit Plans, (ii) no Person who has performed services for the Company Group has been improperly included in or excluded from participation in any Company Benefit Plan, (iii) no Governmental Authority, nor any other Person, has made any assertion or contention that any Person engaged by the Company Group as an independent contractor should have been or should be classified as an employee, and (iv) the Company Group has no direct or indirect Liability, whether actual or contingent, with respect to any misclassification of any person as an independent contractor rather than as an employee or as part-time rather than full-time, or with respect to any employee leased from another employer, and (6) with respect to any current or former Company Employee, to AMC or Company Group’s Knowledge no disciplinary or grievance issue that has been raised by or against an employee or any allegation of discrimination, harassment or bullying in the last 12 months.
          4.13 Employee Benefit Plans.
          (a) All benefit and compensation plans, contracts, policies or arrangements covering current or former employees, officers, directors or independent contractors of the Company Group, including (i) all “employee benefit plans” within the meaning of Section 3(3) of ERISA, (ii) disability, insurance, fringe benefit, retirement, employment or consulting arrangements, and (iii) all deferred compensation, stock option, restricted stock, phantom appreciation, equity-based, incentive, retention, change in control and bonus plans, in each case whether written or oral, formal or informal, that the Company Group sponsors, maintains or contributes to or to which it has any direct or indirect liability, whether contingent or actual (collectively, the “Company Benefit Plans”), other than any Company Benefit Plans maintained outside of the United States primarily for the benefit of Company Employees working outside of the United States (any such plans hereinafter being referred to as “Non-US Company Benefit Plans”), are listed on Section 4.13(a) of the Company Disclosure Letter. For each Company Benefit Plan set forth on Section 4.13(a) of the Company Disclosure Letter, the US Company has made available to US Purchaser complete copies of the following (as applicable): (i) the written document evidencing such Company Benefit Plan, including all material amendments, modifications or supplements thereto (or, with respect to any such plan that does not have a written plan document, a summary of the material terms thereof), (ii) the annual report (Form 5500), if any, filed with the IRS for the last two plan years, (iii) the most recently received IRS determination letter, if any, (iv) the most recently prepared actuarial report or financial statement, if any, (v) the most recent summary plan description, if any, and all material modifications thereto, (vi) copies of any material written correspondence with the Department of Labor or the IRS dated on or after September 17, 2008 regarding audits or noncompliance with the Code or ERISA, and (vii) any related trust agreements, insurance contracts or documents of any other funding arrangements.
          (b) The Company Benefit Plans, other than any “multiemployer plans” within the meaning of Section 3(37) of ERISA (each, a “Multiemployer Plan”) and other than any Non-US Company Benefit Plans (such Company Benefit Plans, collectively, “US Company Benefit Plans”), are in compliance with ERISA, the Code and other applicable Laws, in all material respects. Each US Company Benefit Plan that is subject to ERISA (the “ERISA Plans”), that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and that is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service (the “IRS”) stating that such plan is qualified and its related trust is exempt from taxation under Section 501 of the Code, and to the Knowledge of the US Company no facts or circumstances exist which would reasonably be expected to cause the loss of such qualification. Neither the Company Group nor AMC, if applicable, has engaged in a transaction with respect to any ERISA Plan that, would reasonably be expected to subject the US Company or any member of the Company Group to any material tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.
          (c) Except as otherwise set forth in Section 4.13(c) of the Company Disclosure Letter, neither AMC, the Company Group nor any ERISA Affiliate of the Company

Group maintains or contributes to or has within the past six years maintained or contributed to a Pension Plan (other than a Multiemployer Plan) that is subject to any unsatisfied liability pursuant to Title IV of ERISA. All contributions required to be made under each Company Benefit Plan, as of the date hereof, have been timely made and all obligations in respect of each Company Benefit Plan have been properly accrued and reflected to the extent required by GAAP in the applicable Company Financial Statements. No Pension Plan is subject to Title IV of ERISA.
          (d) Other than the Specified Multiemployer Plan, neither AMC, the Company Group nor any ERISA Affiliate of the Company Group maintains or contributes to or has within the past six years maintained or contributed to a Multiemployer Plan. Neither AMC, the Company Group, nor any ERISA Affiliate of the Company Group have incurred, and AMC does not expect AMC, the Company Group, or any ERISA Affiliate of the Company Group to incur, any withdrawal liability (whether partial or complete) with respect to any Multiemployer Plan under Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). The withdrawal liability of AMC, the Company Group and any ERISA Affiliate of the Company Group under the Specified Multiemployer Plan, determined as if a “complete withdrawal”, within the meaning of Section 4203 of ERISA, had occurred as of the date hereof, would not reasonably be expected to result in liability to the Purchasers and/or Company Group in excess of $500,000. AMC has provided US Purchaser with a copy of the most recent annual funding notice in its possession for the Specified Multiemployer Plan and with information regarding contributions to the Specified Multiemployer Plan by AMC and its Subsidiaries since the date of AMC’s formation.
          (e) As of the date hereof, there is no pending or, to the Knowledge of the US Company, threatened, litigation relating to the Company Benefit Plans. Other than as required by COBRA, neither AMC nor the Company Group has any obligations for retiree health and life benefits.
          (f) Except as set forth in Section 4.13(f) of the Company Disclosure Letter, since January 1, 2010 there has been no amendment to, announcement distributed to the Company Employees in writing or by email by AMC or the Company Group relating to, or, to the Knowledge of the US Company, change in employee participation or coverage under, any Company Benefit Plan that would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the fiscal year ending December 31, 2010. Except as set forth in Section 4.13(f) of the Company Disclosure Letter, neither the execution of this Agreement nor the consummation of the Transactions (alone or in combination with another event) will (w) entitle any Company Employee to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (x) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Company Benefit Plans, (y) limit or restrict the right of the Company Group to merge, amend or terminate any of the Company Benefit Plans or terminate any Company Employee with or without notice, or (z) result in payments under any of the Company Benefit Plans that would not be deductible under Section 280G or 162(m) of the Code.

          (g) All Non-US Company Benefit Plans comply in all material respects with all applicable local Law. All Non-US Company Benefit Plans are listed in Section 4.13(g) of the Company Disclosure Letter. Except as properly reflected on the Company Financial Statements in accordance with GAAP: (i) all employer and employee contributions to each Non-US Company Benefit Plans required by law or by the terms of such Non-US Company Benefit Plans have been (A) accrued in accordance with normal accounting practices, to the extent such accrual is required, and (B) made to the extent due and payable; (ii) the fair market value of the assets of each funded Non-US Company Benefit Plans, the liability of each insurer for any Non-US Company Benefit Plans funded through insurance, and the book reserve established for any Non-US Company Benefit Plans, together with any accrued contributions, are in the aggregate sufficient to procure or provide for accrued benefit obligations, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Non-US Company Benefit Plans, and no transaction contemplated by this Agreement shall cause such assets, insurance, book reserve, and accrued contributions, in the aggregate, to be less than such benefit obligations; and (iii) each Non-US Company Benefit Plan required to be registered with any Governmental Authority in the jurisdiction in which Company Employees covered by such plan are located has been registered with such Governmental Authority and has been maintained in good standing with such Governmental Authority (to the extent such concept is applicable) in accordance with applicable Law. For each Non-US Company Benefit Plan listed in Section 4.13(g) of the Company Disclosure Letter, the US Company has made available to US Purchaser complete copies of the written document evidencing such Non-US Company Benefit Plan, including all material amendments, modifications or supplements thereto (or, with respect to any such plan that does not have a written plan document, a summary of the material terms thereof). All documentation made available to US Purchaser by the Company Group in relation to any Non-U.S Company Benefit Plans is true and correct in all material respects. Neither US Company nor any member of the Company Group is or has been either an employer or connected with or an associate of an employer under an occupational pension scheme for the purposes of Section 38 or 43 of the UK Pensions Act 2004 apart from in relation to a Non-US Company Benefit Plan. In relation to the UK DB Plans the only member of the Company Group which is an employer or former employer in relation to either of the UK DB Plans (within the meaning of the UK statutory instrument called the Occupational Pension Schemes (Employer Debt) Regulations 2005 (as amended) S.I. 678/2005 is Ascent Media Group Limited. No employee of US Company nor any member of the Company Group has any rights under or in connection with an occupational pension scheme which have transferred to the US Company nor any member of the Company Group under the UK Transfer of Undertakings (Protection of Employment) Regulations 1981 or 2006. Other than the Company Group, no employer participates in the Non-US Benefit Plans.
          (h) Each Company Benefit Plan that is a “non-qualified deferred compensation plan” (as defined in Section 409A(d)(l) of the Code) and any award thereunder, in each case that is subject to Section 409A of the Code, has since (i) January 1, 2009, been, in all material respects, in documentary compliance with Section 409A of the Code and (ii) September 17, 2008, been, in all material respects, in operational compliance with Section 409A of the Code, to the extent required by applicable guidance, and there is no obligation to indemnify any Company Employee for any taxes imposed under Section 409A of the Code.

          (i) Each Company Benefit Plan that is a “group health plan” within the meaning of Section 5000(b)(1) of the Code and Section 607(l) of ERISA has been administered in material compliance with, and the Company Group has otherwise complied with, (i) the requirements of the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) and the regulations promulgated thereunder; (ii) COBRA and the regulations promulgated thereunder; and (iii) the Medicare Secondary Payor Provisions of Section 1862 of the Social Security Act and the regulations promulgated thereunder.
          (j) There has been no “mass layoff” or “plant closing” (as defined by the Worker Adjustment and Retraining Notification Act of 1988 (29 U.S.C. § 2101 et seq.), no current or former Company Employee has been made redundant or has been given notice of redundancy and no Company Group is obliged or accustomed to make any payments to any Company Employee or officer of a Company Group by way of enhanced redundancy payments] and any similar state or local laws (collectively, “WARN”)) with respect to AMC or the Company Group within the past 6 months. None of AMC or the Company Group has incurred any Liability under WARN that remains unsatisfied. AMC and the Company Group have complied with WARN relative to any and all “employment losses” as defined in WARN that have taken place up to the date of this Agreement. Section 4.13(j) of the Company Disclosure Letter sets forth a true, correct and complete list of all employees or former employees of the Company Group who have suffered an “employment loss” (as defined in WARN) during the ninety (90) calendar day period on or preceding the date of this Agreement at each “single site of employment” (as defined in WARN) and the date of such employment loss and applicable site of employment for each such Person. Section 4.13(j) of the Company Disclosure Letter shall be updated as reasonably requested by US Purchaser prior to Closing; provided, that AMC shall not be required to update more than once in any 30 day period and again as close as practicable prior to Closing.
          4.14 Taxes.
          (a) Except as set forth in Section 4.14(a) of the Company Disclosure Letter:
          (i) AMC has filed or caused to be filed with the appropriate Tax authority all income and all other material Tax Returns of or with respect to the Business or any member of the Company Group that have become due (taking into account valid extensions of time to file) on or prior to the date hereof and has given all material notices, supplied all material information and maintained all such material records as are required to be made, given, supplied or maintained by it in connection therewith, and has paid or caused to be paid all material Taxes due and owing on such filed Tax Returns, taking into account all amendments thereto (such filed Tax Returns, as amended to date, the “Company Filed Tax Returns”), and such other material Taxes (whether or not shown on any Tax Return) due and payable by any member of the Company Group (taking into account any applicable extensions) on or prior to the Closing Date, except, in each case, with respect to matters contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP in the Company Financial Statements. The Company Filed Tax Returns are complete and accurate in all material respects;

          (ii) AMC, the US Company and members of the Company Group have given or otherwise made available to US Purchaser, with respect to the Business, true, correct and complete copies of all Tax Returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired and which relate solely to members of the Company Group, and with respect to Tax Returns which do not relate solely to members of the Company Group, have given or otherwise made available to US Purchaser, pro forma documents which set forth information from such Tax Returns which relate primarily to members of the Company Group;
          (iii) Neither AMC nor any member of the Company Group has agreed to waive or extend the statute of limitations with respect to any material Taxes of or with respect to the Business or any member of the Company Group and no request for any such waiver or extension is pending;
          (iv) The US Company or a member of the UK Company Group, as applicable (or another Person on its behalf), has withheld and paid all material Taxes required to have been withheld and paid by any member of the Company Group in connection with amounts paid or owing to any Company Employee;
          (v) No audit or other proceeding by any Governmental Authority is pending or, to the Knowledge of the US Company or members of the Company Group, threatened with respect to any material Taxes due from or with respect to the US Company, members of the Company Group or the Business; no Governmental Authority has given notice in writing of any intention to assert any material deficiency or claim for additional Taxes against the US Company and members of the Company Group; no written claim has been made by any Governmental Authority in a jurisdiction where the US Company and members of the Company Group do not file Tax Returns that they may be subject to taxation by that jurisdiction; and all deficiencies for material Taxes assessed against the US Company and members of the Company Group have been fully and timely paid, settled or properly reflected in the Company Financial Statements;
          (vi) There are no Liens for Taxes upon the assets or properties of the Company Group, except for Liens for Taxes (i) which are not yet due and payable or (ii) which are being contested in good faith and for which (in the case of any such contest) adequate reserves have been set aside in accordance with GAAP;
          (vii) No member of the Company Group has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or foreign Tax law). Adequate disclosure has been made on all U.S. federal Tax Returns that are required to be filed, which include members of the Company Group, of (x) all positions taken therein relating to any member of the Company Group that are likely to give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code and (y) all “reportable transactions”, entered into by any member of the Company Group, within the meaning of Treasury Regulations Section 1.6011-4(b) (or any similar provision of state, local or foreign Tax law) in accordance with the Treasury Regulations prescribed under Section 6011 of the Code;
          (viii) Neither the US Company nor any members of the Company Group will be required to include in a taxable period (or portion thereof) beginning after the Closing Date taxable income attributable to income that accrued in a taxable period (or portion thereof) ending on or before the Closing Date but was not recognized for Tax purposes in such earlier taxable period as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting, Section 481 of the Code or Section 108(i) of the Code or comparable provisions of state, local or foreign Tax law, or for any other reason;
          (ix) Any adjustment of Taxes with respect to the US Company or any member of the Company Group made by the IRS, which adjustment is required to be reported to the appropriate state, local, or foreign Governmental Authorities, has been so reported;
          (x) Neither the US Company nor any member of the Company Group has executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Tax law, and neither the Company nor any of its Subsidiaries is subject to any private letter ruling of the IRS or comparable ruling of any other Governmental Authority in respect of Tax;
          (xi) There is no contract, agreement, plan, or arrangement covering any person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by Purchasers, the US Company or any member of the Company Group by reason of Section 280G of the Code; and
          (xii) Neither AMC nor any of its Subsidiaries has engaged in any transaction and, to AMC’s Knowledge, no transaction has otherwise been engaged in, that would cause either of the Spin-offs to be taxable for U.S. federal income tax purposes.
          (b) Except for the Excluded Contract and as may otherwise be disclosed in Section 4.14(b) of the Company Disclosure Letter, neither the US Company nor any other member of the Company Group is a party to any Tax Sharing Agreement that could give rise to a material payment or indemnification obligation following the Closings.
          (c) At the Closings, provided that no action is taken, or election is made, by Purchasers or any of its Affiliates (including, after the Closings, the Companies) to change the classification of the US Company or the UK Company for U.S. federal income tax purposes, the US Company and the UK Company will be classified as “disregarded entities” (within the meaning of Treasury Regulation Section 301.7701-3(b)(1)(ii)), for U.S. federal income tax purposes.
          (d) Prior to the date hereof, AMC has provided to Seller a true and complete copy (except that the purchase prices have been redacted) of the executed opinion delivered by

Latham & Watkins LLP (the “LW Opinion”) to AMC on November 23, 2010 and the LW Opinion has not been withdrawn or modified.
          4.15 Intellectual Property.
          (a) Except as set forth in Section 4.15(a) of the Company Disclosure Letter, (i) the Company Group owns, or has the right to use in the manner currently used, all Intellectual Property Rights used in connection with the Business as currently conducted (the “Company Intellectual Property Rights”), in all material respects, and (ii) no written complaint, claim, demand or notice challenging the validity, enforceability, registration, ownership or use of any of the Company Intellectual Property Rights is pending or, to the US Company’s Knowledge, threatened against the Company Group.
          (b) Section 4.15(b) of the Company Disclosure Letter sets forth a complete and accurate list as of the date hereof, of all licenses, sublicenses and other agreements to which any member of the Company Group is a party pursuant to which any member of the Company Group is authorized to use any third party Intellectual Property Rights (other than shrink-wrap, click-wrap and off-the-shelf software agreements that are commercially available on reasonable terms to the public generally with license, maintenance, support and other fees less than $50,000 per year) or pursuant to which the Company Group authorizes any third party to use Intellectual Property Rights (the “IP Licenses”).
          (c) Section 4.15(c) of the Company Disclosure Letter sets forth a complete and accurate list, of (i) all registered patents, registered trademarks and service marks, applications for registration of patents, trademarks and service marks, and registered Internet domain names and (ii) all material proprietary software, in each case, owned by the Company Group, other than any such Intellectual Property Right that is an Excluded Asset (collectively, the “Owned Intellectual Property Rights”). Except as set forth in Section 4.15(c) of the Company Disclosure Letter, the Company Group owns all right, title and interest in and to the Owned Intellectual Property Rights free and clear of all Liens. All of the registrations, issuances and applications set forth in Section 4.15(c) of the Company Disclosure Letter are valid, in full force and effect and have not expired or been cancelled, abandoned or otherwise terminated, and payment of all renewal and maintenance fees and expenses in respect thereof, and all filings related thereto, have been duly made. The Company Group has taken commercially reasonable actions to maintain and protect the Owned Intellectual Property Rights.
          (d) The conduct of the Business does not infringe upon, misappropriate or otherwise violate any Intellectual Property Rights of any other Person in any material respect. Neither AMC nor any of its Subsidiaries has received, at any time since September 17, 2008, any written complaint, claim, demand or notice alleging any such infringement, misappropriation or other violation that has not been settled or otherwise in all material respects resolved. To the Company’s Knowledge, no other Person has infringed, misappropriated or otherwise violated any Owned Intellectual Property Rights at any time since September 17, 2008 in any material respect.
          (e) A list of certain Company proprietary software has been identified by Purchasers (the “Internal Company Software”) and is set forth in Section 4.15(e)(i) of the

Company Disclosure Letter. Each Internal Company Software (i) performs its designated functions in all material respects substantially as required for use in the Business as currently conducted, and (ii) to Company’s Knowledge, does not contain any virus, software routine or hardware component designed to permit unauthorized access or to disable or otherwise harm any computer, systems or software, or any software routine designed to disable a computer program automatically with the passage of time or under the positive control of a Person other than an authorized licensee or owner of the software. Except as set forth in Section 4.15(e)(ii) of the Company Disclosure Letter, no Internal Company Software is subject to any “open source” license that, based on the US Company’s use of such Internal Company Software in the Business as currently conducted, does or may require disclosure or licensing of any such Internal Company Software or any other Owned Intellectual Property Rights. Except as set forth in Section 4.15(e)(iii) of the Company Disclosure Letter, the US Company or one or more other members of the Company Group has possession of or access to the source code for each current version of Internal Company Software, excluding any third party code libraries, modules or other utilities with which the Internal Company Software may be compiled and/or interoperate. The Internal Company Software includes documentation, to the extent such documentation currently exists, but the Companies make no representations or warranties as to the sufficiency or quality of the documentation or source code management system for the Internal Company Software. Portions of the Internal Company Software are maintained in a source code management system, which source code management system is considered part of the assets of the Companies acquired by Purchaser pursuant to the Agreement; however, the Companies make no representations or warranties as to the extent of the Internal Company Software maintained by such source code management systems. To the Knowledge of Company, no Person other than the Company Group enjoys or has possession of or access to material portions of the source code of any Internal Company Software. No Person other than the Company Group will be entitled to obtain possession of any Internal Company Software or access thereto merely as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby.
          (f) The Company Group has adequate and appropriate security measures and safeguards in place to protect any third party Intellectual Property Rights in the Company Group’s possession at any time (“Third Party Intellectual Property Rights”) from illegal or unauthorized access or use by its personnel or third parties. No Person has gained unauthorized access to or made any unauthorized use of any material Third Party Intellectual Property Rights.
          (g) The Owned Intellectual Property Rights, the Intellectual Property Rights licensed to the Company Group pursuant to the IP Licenses and the Intellectual Property Rights provided to the Company Group pursuant to the Transition Services Agreement are and shall be sufficient upon the Closings for the Company Group to conduct the Business as it was conducted immediately prior to the Closings, in all material respects.
          4.16 Real Property.
          (a) Section 4.16(a) of the Company Disclosure Letter sets forth the address of each parcel of Leased Real Property, and a complete and accurate list of each lease, sublease, license or occupancy agreement relating to any such real property to which a member of the Company Group is a party (each such lease, sublease, license or occupancy agreement, as amended to date, a “Real Property Lease”), which list sets forth the date of and parties to each

Real Property Lease, the date of and parties to each amendment, modification and supplement thereto, any guarantee agreements related thereto, and the current term. A true, correct and complete copy of each Real Property Lease (including all modifications, amendments, supplements and guarantees related thereto) has heretofore been furnished or made available to US Purchaser, none of which Real Property Leases have been amended, modified, restated or otherwise supplemented in any respect, except to the extent disclosed by the copies furnished or made available to Purchasers. Each Real Property Lease constitutes a valid leasehold interest of the applicable member of the Company Group, free and clear of all Liens, except Permitted Liens.
          (b) Section 4.16(b) of the Company Disclosure Letter sets forth a complete and accurate list (including the address and record owner) of each parcel of real property owned in fee by any member of the Company Group (the “Owned Real Property” and together with the Leased Real Property, the “Real Property”). Except as set forth in Section 4.16(b) of the Company Disclosure Letter, a member of the Company Group has good and marketable title to the Owned Real Property and a good and valid leasehold interest in the Leased Real Property, free and clear of all Liens, except Permitted Liens.
          (c) There is no pending or, to the Knowledge of the US Company, threatened appropriation, condemnation, expropriation, eminent domain or similar action materially affecting and impairing the current use, occupancy or value of any Owned Real Property.
          (d) The Real Property constitutes all of the real property utilized by the Company Group in the operation of the Business and no member of the Company Group is a party to any agreement or option to purchase or sell any real property or interest therein.
          (e) Except as set forth in Section 4.16(e) of the Company Disclosure Letter, (A) none of the members of the Company Group have leased or otherwise granted to any person the right to use or occupy the Real Property and (B) there are no outstanding options, rights of first offer, rights of reverter or rights of first refusal to purchase the Owned Real Property or any portion thereof or interest therein.
          (f) No member of the Company Group has any continuing or contingent liability in respect of any freehold or leasehold property in which it formerly had any estate or interest.
          (g) No member of the Company Group has at any time guaranteed the performance by any person of any obligations in respect of any freehold or leasehold property.
          4.17 Material Contracts and Leases.
          (a) Section 4.17(a) of the Company Disclosure Letter sets forth a complete and accurate list of each Contract, as of the date hereof, to which any member of the Company Group is a party or involves the Business, which Contract falls within any of the following categories (each Contract listed on such Section 4.17(a), a “Company Material Contract”):

          (i) any Contract relating to Indebtedness or relating to mortgaging, pledging or otherwise placing a Lien on any assets of any other member of the Company Group;
          (ii) any Contract that requires payments by the Company Group, taken as a whole, of more than $500,000 in any calendar year that cannot be terminated on less than 90 days’ notice without material payment or penalty;
          (iii) any Contract that by its terms prohibits or materially restricts the declaration or payment of dividends or other distributions or loans by any member of the Company Group;
          (iv) any Contract that by its terms prohibits or materially restricts any member of the Company Group or any JV Entity from undertaking any line of business in any geographic area;
          (v) any Contract that grants to any third party an option to purchase, a right of first refusal or right of first offer or similar right with respect to any material property or assets of the Company Group or that by its terms prohibits or materially restricts the sale, transfer, pledge or otherwise disposition by the Company Group of any material property or assets thereof;
          (vi) any acquisition or divestiture Contract that contains representations, covenants, indemnities or other obligations (including “earn-out” or other contingent payment obligations);
          (vii) any Contract that provides for “most favored nations” terms or establishes an exclusive sale or purchase obligation with respect to any product or any geographic location;
          (viii) any Contract for the acquisition or sale of any material assets, Equity Securities or businesses other than in the ordinary course of business consistent with past practice, or any Contract granting to any Person any preferential rights to purchase any assets, Equity Securities or businesses, in each case under which there are material outstanding obligations;
          (ix) any Contract under which any member of the Company Group has made advances or loans of money to any other Person (which shall not include advances made to an employee of the Company Group in the ordinary course of business consistent with past practice);
          (x) any material Contract with any customer or supplier described in Section 4.20 hereof;
          (xi) any lease, installment and conditional sale agreement, or other Contract or agreement affecting or relating to the ownership of, leasing of, title to, use of, sale, exchange, transfer or any leasehold or other interest in any personal property, in each case requiring payments by or to the Company Group in excess of $150,000 in the aggregate in any calendar year;
          (xii) any stock option, stock purchase or stock appreciation plan;
          (xiii) any joint venture agreement, partnership agreement, or limited liability company agreement;
          (xiv) any Contract for capital expenditures involving payments of more than $200,000 in any calendar year;
          (xv) any Contract entered into in the past three years involving any resolution or settlement of any actual or threatened Claim or other dispute with a value of greater than $150,000 or which imposes material continuing obligations on any member of the Company Group;
          (xvi) any Contract involving any standstill or similar arrangement; or
          (xvii) any Contract (or group of related agreements) not described (or required to be disclosed in Section 4.17(a) of the Company Disclosure Letter) pursuant to Sections 4.17(a)(i) through Section 4.17(a)(xvi), the performance of which requires aggregate payments to or from the Company Group as a whole in excess of $500,000 in any instance.
A true and complete copy of each Company Material Contract has been made available to US Purchaser.
          (b) Each Company Material Contract and Real Property Lease is a valid and binding obligation of the member of the Company Group party thereto, is in full force and effect and is enforceable against the member of the Company Group party thereto and, to the Knowledge of the Company, the other parties thereto. No member of the Company Group is in breach of or default under (or with only notice or lapse of time or both would be in breach of or default under) the terms of any Company Material Contract or Real Property Lease, where such breach or default has been or would reasonably be expected to be, individually or in the aggregate, material to the Company Group. To the Knowledge of the US Company, no other party to any Company Material Contract or Real Property Lease is in breach of or default under (or with only notice or lapse of time or both would be in breach of or default under) the terms of any Company Material Contract or Real Property Lease, where such breach or default has been or would reasonably be expected to be, individually or in the aggregate, material to the Company Group.
          (c) Except as set forth in Section 4.17(c) of the Company Disclosure Letter, neither the execution and delivery of this Agreement by the Sellers or the Companies nor the consummation of the Transactions will require (with or without notice or lapse of time, or both) any consent, approval or waiver by, or notice to, any third party under any Company Material Contract or Real Property Lease, except for any such other consents, approvals, waivers or notices, the failure of which to be obtained or made has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company Group.

          (d) Assuming that any consents, approvals or waivers specified in Section 4.17(c) of the Company Disclosure Letter have been received and that any notices referred to therein have been given, neither the execution and delivery of this Agreement by the Sellers or the Companies nor the consummation of the Transactions will (with or without notice or lapse of time, or both) result in any breach of, or constitute a default under, or give rise in others any right of termination, modification, acceleration or cancellation, or result in the creation of a Lien, other than any Permitted Lien, upon any of the properties or assets of the Company Group, under, any Company Material Contract or Real Property Lease, other than any such violation, conflict, default, termination, modification, acceleration, cancellation or Lien that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
          4.18 Insurance. The US Company has made available to US Purchaser true and complete copies of all material insurance policies relating to the Business, assets and operations of the Company Group (the “Insurance Policies”). Section 4.18 of the Company Disclosure Letter contains a true and complete list of the Insurance Policies. Each of the Insurance Policies is in full force and effect, all premiums due thereon have been paid in full and each member of the Company Group is in compliance in all material respects with the terms and conditions of such Insurance Policies. None of the Insurance Policies has exceeded its policy limits. Section 4.18 of the Company Disclosure Letter also sets forth (a) the claims history for the Company Group since September 17, 2008 through the date of this Agreement (including with respect to insurance maintained during such period but not currently maintained) and (b) any written coverage options and/or reservation of rights letters, with any current or former insurance carrier that covered the US Company or any other member of the Company Group during such period.
          4.19 Environmental Matters.
          (a) The Business and each member of the Company Group is and has been in compliance in all material respects with all applicable Environmental Laws and Environmental Permits, and possess all material Environmental Permits required to own, lease and operate the properties of the Company Group and to carry on the Business as it is now being conducted. All such Environmental Permits are in full force and effect and there is no actual or, to the Knowledge of the US Company, threatened proceeding to revoke any such Environmental Permit.
          (b) There are no material Claims pursuant to Environmental Laws pending or, to the Knowledge of the US Company, threatened against the Business or any member of the Company Group. Neither of the members of the Company Group has received any written request for information or, to the Knowledge of the US Company, been subject to any investigation, in either case, relating to the Business’ compliance with or liability pursuant to Environmental Laws.
          (c) No Hazardous Materials have been Released on, beneath or adjacent to any properties currently or formerly owned, leased or operated by the Company Group, in a manner, condition or concentration that could reasonably be expected to require Remediation by the Business or any other member of the Company Group pursuant to any applicable Environmental Law.
          (d) None of the members of the Company Group, or any predecessor to any of them, has disposed or recycled, or arranged for the disposal or recycling, or arranged for the transport for disposal or recycling, of Hazardous Materials, at any location where it is reasonably likely that Remediation will be required of such Hazardous Materials pursuant to Environmental Laws.
          (e) Complete copies of all material environmental assessments, audit reports, similar studies or analyses, Environmental Permits and correspondence related to Environmental Laws or Hazardous Materials that are in the possession, custody or control of the Sellers or the Company Group and related to the Business and/or the Company Group have been provided or made available to the US Purchaser.
          4.20 Customers and Suppliers. Section 4.20 of the Company Disclosure Letter sets forth a true and complete list, for the 12 months ended September 30, 2010, of the 10 largest customers of goods and services of each of the Creative Services and the Media Services divisions, respectively, and of the 10 largest suppliers of goods and services to each of the Creative Services and the Media Services divisions, respectively. Except as set forth on Section 4.20 of the Company Disclosure Letter, from January 1, 2010, through the date hereof, no Person set forth on Section 4.20 of the Company Disclosure Letter that receives services from the Company Group with respect to the Business pursuant to a written contract with a stated term of 12 months or more has provided written notice to the Company Group terminating such contract or providing notice of non-renewal pursuant to any automatic renewal provision thereunder. In addition, no major motion picture studio that currently receives media management services from the Company Group pursuant to a written contract with a stated term of 12 months or more has given written notice to the Company Group or, to the Knowledge of AMC and the US Company, notice to the Company Group whether or not in writing, alleging that the Company Group is in material breach of such contact, or terminating such contract or providing notice of non-renewal pursuant to any automatic renewal provision thereunder, or advising any person named in Section 1.1(f) of the Company Disclosure Letter that such major motion picture studio intends to materially reduce its purchases of media management services pursuant to such contract, or otherwise to alter its business relationship with the Company Group with respect to media management services to the material detriment of the Company Group, including by reason of the execution, delivery or performance of this Agreement or the purchase and sale of the US Company Interest as provided hereby.
          4.21 Tangible Property. The facilities, equipment and other tangible property currently used by the Company Group in the operation of the Business that are, individually or in the aggregate, material to the operation of the Business as currently conducted (the “Tangible Property”), are in good operating condition and repair, ordinary wear and tear excepted. At the Closings, the Company Group will own or hold pursuant to valid leases the Tangible Property, free and clear of any Liens (other than Permitted Liens).
          4.22 Sufficiency of Assets. Except as set forth in Section 4.22 of the Company Disclosure Letter, on the Closing Date, the assets owned, leased or licensed by the

Company Group shall in the aggregate be sufficient to carry on the Business in the ordinary course in all material respects as currently conducted, subject to continued repair, replacement and updating as required from time to time, consistent with the past practice of the Company Group.
          4.23 Brokers. Except for Moelis & Company, Inc., the fees of which AMC shall be solely responsible for, no broker, finder, investment banker, agent or other intermediary has acted on behalf of the Sellers or any member of the Company Group in connection with the negotiation or consummation of this Agreement or is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Sellers, any member of the Company Group or any of their respective Affiliates.
          4.24 No Other Representations or Warranties. Except for the representations and warranties of the Companies contained in Article III and this Article IV, neither the Companies nor the Sellers nor any other Person on behalf of the Companies or the Sellers makes any express or implied representation or warranty with respect to the Companies, the Sellers, this Agreement or the Transactions, or with respect to any other information provided to Purchasers in connection with the Transactions, including the accuracy, completeness or currency thereof. Neither the Companies nor the Sellers nor any other Person will have or be subject to any liability or indemnification obligation to Purchasers or any other Person resulting from the distribution or failure to distribute to Purchasers, or Purchasers’ use of, any such information, including any information, documents, projections, forecasts of other material made available to Purchasers in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement, unless any such information is expressly included in a representation or warranty of the Companies contained in this Article IV or a representation or warranty of the Sellers contained in Article III.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PURCHASER
     Purchasers hereby represents and warrants to the Sellers as follows:
          5.1 Organization and Qualification. The US Purchaser is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. The UK Purchaser is a corporation duly formed, validly existing and in good standing under the laws of England and Wales. Each Purchaser is duly qualified to conduct its business, and is in good standing, in each jurisdiction where the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except where the failure of such Purchaser to be so qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. Each Purchaser has the requisite power and authority to own, operate, lease and otherwise to hold and operate its assets and properties and to carry on the businesses as now being conducted by it.
          5.2 Authority. The UK Purchaser is a direct wholly-owned Subsidiary of the US Purchaser. Each Purchaser has all requisite power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions. The execution and delivery by each Purchaser of this Agreement and each other Transaction Document to which it is a named party, and the performance by each Purchaser of its obligations hereunder and thereunder, including purchasing the Company Interests and paying and delivering the Purchase Price therefor, have been duly and validly authorized by all requisite action on the part of each Purchaser (and, if applicable, its members and/or security holders). Each of this Agreement and each other Transaction Document to which either Purchaser is a named party has been duly executed and delivered by such Purchaser and, assuming the due authorization, execution and delivery thereof by the other parties thereto, constitutes a legal, valid and binding obligation of each Purchaser, enforceable against such Purchaser in accordance with its terms.
          5.3 No Conflicts. The execution and delivery by each Purchaser of this Agreement and each other Transaction Document to which it is named a party do not, and the performance by each Purchaser of its obligations hereunder and thereunder will not: (i) conflict with or violate, result in a breach of, or constitute a default under the Organizational Documents of either Purchaser, (ii) assuming compliance with any applicable Antitrust Laws, conflict with or violate any Law applicable to either Purchaser or by which any of its properties, assets or business activities is bound or affected, (iii) except as set forth in Section 5.3(iii) of Purchaser Disclosure Letter, violate, conflict with or result in any breach of or constitute a default by either Purchaser under, or give rise to any right of termination, amendment, modification, acceleration of, or result in the creation of any Lien upon any of the Equity Securities of either Purchaser or upon any of the properties or assets of either Purchaser pursuant to, any Contract to which either Purchaser is a party or by which any of its properties, assets or business activities may be bound (or create an event that with notice or lapse of time or both, would result in such a violation, conflict, default, termination, amendment, modification, acceleration, or Lien), or (iv) assuming compliance any applicable Antitrust Laws, require either Purchaser to obtain the consent or approval of, or to make any filing with, any Governmental Authority.
          5.4 Legal Proceedings. There are (a) no Claims pending against either Purchaser or any of their respective Affiliates, or any of their respective properties or assets that challenge or seek to prevent, enjoin, alter or materially delay the Transactions, and (b) no Orders are outstanding against either Purchaser or any of its Affiliates that would prevent the consummation of the Transactions, delay the same in any material respect or otherwise prevent Purchasers from performing its obligations under this Agreement and each other Transaction Document to which it is a party.
          5.5 No Financing Contingency. Each Purchaser acknowledges that its obligations under this Agreement are not subject to any financing contingency. Each Purchaser has available all of the funds necessary to perform its obligations under this Agreement, including the payment obligations set forth in Sections 2.2 and 2.3.
          5.6 Brokers. No broker, finder, investment banker, agent or other intermediary has acted on behalf of either Purchaser in connection with the negotiation or consummation of this Agreement or is entitled to any brokerage, finder’s or other fee or commission from either Purchaser in connection with the Transactions based upon arrangements made by or on behalf of either Purchaser or any of its Affiliates.

          5.7 No Other Representations or Warranties. Except for the representations and warranties of Purchasers contained in this Article V, neither Purchasers nor any other Person on behalf of either Purchaser makes any express or implied representation or warranty with respect to either Purchasers, this Agreement or the Transactions, or with respect to any other information provided to AMC or the US Company in connection with the Transactions, including the accuracy, completeness or currency thereof.
ARTICLE VI
CERTAIN COVENANTS
          6.1 Conduct of the Business Prior to Closing. Except as contemplated by this Agreement or as set forth in Section 6.1 of the Company Disclosure Letter, and except as specifically required by the terms of any Contract referenced on any portion of the Company Disclosure Letter, from the date hereof to the Closings, each of the Companies covenants and agrees, unless US Purchaser shall otherwise agree in writing (such consent not to be unreasonably withheld or delayed):
          (a) to operate the Business and cause the Business to be operated in all material respects in the ordinary course of business, consistent with past practice; provided, however, that no action by the Sellers or any member of the Company Group with respect to matters specifically addressed by any provision of Section 6.1(b) shall constitute a breach of this Section 6.1(a) unless such action would constitute a breach of such provision of Section 6.1(b); and
          (b) that it will not, and will not permit any other member of the Company Group to, take any of the following actions (except in any case to carry out the Company Group Reorganization):
          (i) amend or modify the Organizational Documents of any member of the Company Group, or vote in favor of any amendment or modification of the Organizational Documents of any JV Entity, or adopt or take any action with respect to the liquidation, dissolution, restructuring, recapitalization or other reorganization of any member of the Company Group or the JV Entities;
          (ii) transfer, issue, sell, dispose of, pledge, encumber or grant any Equity Securities or other securities of any member of the Company Group or the JV Entities or grant any subscription option, warrant, call, convertible security or other similar right to purchase, agreement, contract or commitment of any kind to acquire any such Equity Securities;
          (iii) declare, authorize, set aside, or pay any dividend or other distribution to the holders of any Equity Securities of any member of the Company Group, other than (A) the cancellation of any Intercompany Accounts pursuant to Section 2.5, (B) any dividend or distribution payable exclusively from one member of the Company Group to another, and/or (C) any dividend or distribution that is declared and paid prior to the Closings and that consists solely of cash or cash equivalents (provided that such dividend or distribution does not violate, cause a breach or default under (or any event that with notice or lapse of time or both would constitute a breach or default under), or result in the acceleration of any Indebtedness under, any Company Material Contract); or split, combine or reclassify any shares of the Equity Securities of any member of the Company Group;
          (iv) except in the ordinary course of business consistent with past practice, (A) sell, assign, mortgage, transfer, lease, sublease, license or otherwise dispose of, or agree to sell, assign, mortgage, transfer, lease, sublease, license or otherwise dispose of, any member of the Company Group’s interests in any Real Property or any material portion of the other assets or properties of the Company Group, other than interests in the Real Property set forth in Section 6.1(b)(iv) of the Company Disclosure Letter or (B) encumber or subject to any Lien (other than Permitted Liens) or agree to encumber or subject to any Lien (other than Permitted Liens) any asset or property of any member of the Company Group or any Equity Securities in any member of the Company Group;
          (v) (A) acquire or agree to acquire, by merging or consolidating with, by purchasing any Equity Securities of or a material portion of the assets of, or by any other manner, any business or any Person or other business organization or division of any other Person, or (B) enter into any new line of business, except as contemplated and disclosed to the US Purchaser in writing prior to the date hereof;
          (vi) acquire any real property;
          (vii) except in the ordinary course of business consistent with past practice, permit any member of the Company Group to incur any Indebtedness, or assume, guarantee, endorse or otherwise become responsible for the obligations of any Person (other than another member of the Company Group), or make any loans or advances to or capital contributions or other investments in any Person (other than to another member of the Company Group), in each case other than the endorsement of checks, drafts and other negotiable instruments for collection, the posting of surety or performance bonds or similar arrangements entered into in the ordinary course of business;
          (viii) make any material change in any method of accounting or accounting practice or policy used by the Company Group with respect to the Business, other than any such changes required by GAAP;
          (ix) enter into any Contract or transaction between AMC or any of its Affiliates (other than the members of the Company Group), on the one hand, and any member of the Company Group, on the other hand, other than as expressly contemplated by this Agreement;
          (x) except in the ordinary course of business consistent with past practice, amend, modify, supplement, terminate or waive any rights under any Company Material Contract or Real Property Lease, or enter into any Contract of the types described in clauses (i) through (xvii) of Section 4.17(a) or any new lease, sublease, license or other occupancy agreement for real property;
          (xi) increase the compensation payable to or to become payable to any employee of any member of the Company Group except for (A) increases in salary, wages, bonuses or commissions payable or to become payable pursuant to existing contracts, (B) increases in the ordinary course of business consistent with past practice, not to exceed 8% of base salary, to Company Employees other than corporate group personnel whose base salary exceeds $200,000 per year, and (C) any additional one-time payments funded solely by AMC and which impose no further Liabilities (whether to make additional payments or otherwise) on Purchasers or any member of the Company Group;
          (xii) (A) grant any severance or termination pay to any Company Employee, other than (x) pursuant to existing severance agreements and arrangements or policies or (y) in the ordinary course of business consistent with past practice to new or existing employees provided such severance shall not exceed $50,000 per individual and $250,000 in the aggregate, or (B) enter into, amend or modify any new employment agreement with any executive officer of any member of the Company Group;
          (xiii) adopt any new Company Benefit Plan, employee benefit plan or other pension, profit sharing, deferred compensation or similar policy, except as (A) may be required by applicable Law, (B) conducted in the ordinary course, (C) may be required to effect the Company Group Reorganization as set forth on Section 6.14(a) of the Company Disclosure Letter or (D) may be required to consummate the Transactions;
          (xiv) enter into, modify (except in the ordinary course of business) or terminate any Collective Bargaining Agreement or labor or collective bargaining Contract or, except in the ordinary course of business consistent with past practice, otherwise make any commitment or incur any Liability to any labor organization relating to Company Employees;
          (xv) make or commit to make any capital expenditure, other than in respect of those capital expenditure projects that are incurred in the ordinary course of business consistent with past practice;
          (xvi) waive, settle, satisfy or compromise any Claim (including any pending or threatened Claim), or commence or threaten any Claim, in either case in an amount that exceeds $250,000 or that restricts by its terms the ability of the Company Group to operate the Business;
          (xvii) permit any of the Company Permits to lapse;
          (xviii) (A) permit any of the Insurance Policies to lapse, (B) fail to maintain any self-insurance or (C) fail to use commercially reasonable efforts to cause any carriers who have underwritten insurance policies of any member of the Company Group which provide insurance coverage to the Business to continue to make such coverage available to such member of the Company Group following the Closing Date for claims arising out of occurrences prior to the Closing Date with respect to any occurrence-based policy form; or
          (xix) enter into any Contract to do or otherwise make any commitment to do any of the foregoing; and
          (c) to procure, at UK Purchaser’s sole cost and risk, the service on or before 22 December 2010 on the landlord of the lease of 66 and 70 Old Compton Street and 7/11 Bourchier Street, London W1 dated 21 November 2006 of a valid notice to exercise the tenant’s option to determine that lease pursuant to clause 7 of that lease if the UK Purchaser shall serve notice on the UK Company on or before 17 December 2010 requiring the service of such notice on the landlord exercising the tenant’s option to determine.
          6.2 No Solicitation of Competing Proposal.
               (a) From and after the date of this Agreement until the earlier of the Closings or the date, if any, on which this Agreement is terminated pursuant to Section 11.1, and except as otherwise provided for in this Agreement, AMC agrees that neither it nor any of its Subsidiaries shall, and that it shall use its commercially reasonable efforts to cause its and their respective Representatives not to, directly or indirectly: (i) solicit, initiate or knowingly facilitate or encourage any Competing Proposal, (ii) participate in any negotiations regarding, or furnish to any Person any material nonpublic information with respect to, any Competing Proposal, (iii) engage in discussions with any Person with respect to any Competing Proposal, (iv) approve or recommend any Competing Proposal or (v) enter into any letter of intent or similar document or any agreement or commitment providing for any Competing Proposal.
               (b) Nothing contained in this Agreement shall prohibit AMC or the board of directors of AMC from (i) disclosing to AMC’s stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to its stockholders if the board of directors of AMC has reasonably determined in good faith, after consultation with legal counsel, that the failure to do so would be inconsistent with any applicable Law.
               (c) As used in this Agreement, “Competing Proposal” shall mean any bona fide proposal (other than a proposal or offer by US Purchaser or any of its Subsidiaries) for (i) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving (A) AMC or (B) one or more members of the Company Group whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company Group as determined on a book-value basis; (ii) the acquisition by any Person of 20% or more of the assets of the Company Group, as determined on a consolidated book-value basis; (iii) the acquisition by any Person other than AMC and its Subsidiaries, directly or indirectly, of all or any part of the Company Interest or (iv) any purchase, acquisition, tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the AMC Common Stock or 20% or more of the voting power of the AMC Common Stock.

          6.3 Third-Party Consents. Each of the Sellers and the Companies shall give (or shall cause its respective Subsidiaries to give) any notices to third parties, and the Sellers shall use, and cause each of their Affiliates to use, their respective commercially reasonable efforts, and Purchasers shall use their commercially reasonable efforts to cooperate with the Sellers and the Companies in their respective efforts, to obtain any third-party consents and waivers that are necessary, proper or advisable to consummate the Transactions (including the notices, consents and waivers set forth in Section 6.3 and Section 4.17(c) of the Company Disclosure Letter); provided, however, that, in no event shall Purchasers or any of their Affiliates be required to pay any fees or grant any material non-financial concession in connection with obtaining any such consents.
          6.4 Access to Information; Certain Projections; Business Records; Post-Closing; Confidentiality.
          (a) From the date hereof through the Closing Date, upon reasonable notice, the Companies shall afford Purchasers and its Representatives reasonable access, during normal business hours and upon reasonable notice, to the Representatives, offices, properties, other facilities, books and records of the Company Group and such other information relating to the Business as Purchasers may reasonably request; provided, however, that (i) such access shall not unreasonably disrupt the normal operations of the Business, (ii) the Companies shall not be required by any provision of this Agreement to disclose to Purchasers any information, the disclosure of which in the reasonable judgment of AMC based on advice of outside counsel is restricted by Contract with a third party or Law, except in compliance with the applicable Contract or applicable Law, and (iii) disclosure of any communication that in the reasonable judgment of AMC based on advice of outside counsel would otherwise be subject to the attorney-client privilege or work product doctrine in favor of the Companies, the Sellers or any of their respective Subsidiaries may be conditioned as AMC deems necessary or appropriate to preserve the benefits thereof to the Companies, AMC and their Subsidiaries.
          (b) In connection with their investigation of the Company Group, US Purchaser and its Representatives have received and may from time to time receive from AMC certain estimates, projections and other forecasts for the Business, and certain plan and budget information. Each Purchaser acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that it is familiar with such uncertainties, that it is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to it, and that it will not assert any claim against AMC or any of its Affiliates or any of their respective directors, officers, employees, agents, stockholders, consultants, investment bankers, accountants or representatives, or hold AMC or any such Persons liable with respect to any estimates, projections, forecasts, plans or budgets referred to in this Section 6.4(b), except to the extent that any of the foregoing are included in any of the representations or warranties of the Sellers and/or the Companies set forth in this Agreement. Except as expressly provided in this Agreement, the Sellers make no representation or warranty with respect to any estimates, projections, forecasts, plans or budgets for the Business provided to Purchasers or their Representatives in connection with their investigation of the Company Group.

          (c) Within 30 days following the Closing Date, AMC shall deliver or cause to be delivered to US Purchaser all books and records maintained by AMC or any of its Subsidiaries that are material to and used primarily in the Business (to the extent not then physically located at a Real Property or otherwise in the possession of the Company Group). After the Closings, upon reasonable written notice and, to the extent that such information was not otherwise required to have been delivered to US Purchaser pursuant to the immediately preceding sentence, at US Purchaser’s sole expense, AMC agrees to furnish or cause to be furnished to US Purchaser and its Representatives (including its auditors), access at reasonable times and during normal business hours to such other information and records relating to the Business in AMC’s possession as is reasonably necessary for financial reporting and accounting matters and will permit US Purchaser or such representatives to make abstracts from, or copies of, any of such information as may be reasonably requested by US Purchaser; provided, however, that such access does not unreasonably disrupt the normal operations of AMC. For a period of five years following the Closings, AMC will not destroy any material information or records relating to the Business without giving US Purchaser at least 30 days’ prior notice thereof and giving US Purchaser a reasonable opportunity to obtain possession thereof at US Purchaser’s expense.
          (d) In order to facilitate (x) the resolution of any Claims that may be made by or against AMC relating to the Business, or any member of the Company Group, Company Employees, Company Benefit Plans, or Tax matters, or (y) to permit AMC or its Affiliates to make any necessary filings (including Tax filings) with any applicable Governmental Authorities, for a period of six years after the Closings, each Purchaser shall: (i) retain all books and records of the Company Group, or otherwise relating to the Business, in each case, relating to any periods prior to the Closings, in a manner reasonably consistent with the prior practices of the Company Group; (ii) upon reasonable notice, afford the Representatives of AMC reasonable access (including the right to make, at AMC’s expense, photocopies), during normal business hours, to such books and records; (iii) upon reasonable notice, furnish to the Representatives of AMC such additional financial and other information regarding the Business or any member of the Company Group solely with respect to any periods prior to the Closings as such party may from time to time reasonably request; and (iv) upon reasonable notice, make available the employees and representatives of any member of the Company Group and any successors whose assistance, testimony or presence is necessary to assist in evaluating any such Third-Party Claims and in defending such claims, including the presence of such Persons as witnesses in hearings or trials for such purposes; provided, however, that such investigation shall not unreasonably interfere with the business or operations of either Purchasers, and AMC shall pay all reasonable out-of-pocket expenses of Purchasers and their Representatives incurred in connection therewith.
          (e) AMC shall keep, and shall use commercially reasonable efforts to cause its Representatives to keep, any and all information relating to the Company Group, the Business, including all know-how appertaining to the Business (the “Business Confidential Information”) confidential and shall not disclose such Business Confidential Information to any Person; provided, however, that each such Person may disclose such information that (i) is now (or hereafter becomes) generally available to the public other than as a result of a disclosure by such Person or any of its Affiliates or (ii) such Person is required to disclose by Law; provided, further, that in the case of clause (ii) such Person will use its reasonable best efforts to give US Purchaser adequate advance notice so that US Purchaser may seek a protective order or take other reasonable actions to preserve the confidentiality of such information. The obligation of AMC to hold any such Business Confidential Information in confidence shall be satisfied to the extent that AMC can show that it exercised the same care with respect to such Business Confidential Information as AMC would take to preserve the confidentiality of its own comparable information.
          6.5 Use of Certain Names and Marks.
          (a) Notwithstanding any other provision of this Agreement to the contrary, no interest in or right to use the names “Ascent,” “Ascent Media,” “Ascent Media Group” or any other corporate name of AMC or any other member of the Retained Group, or any domain name, logo, trademark, service mark or trade name owned or used by the members of the Retained Group or associated with any such entities or their respective businesses, or any other name, mark or logo obviously derived from or confusingly similar to any of the foregoing (collectively, the “Retained Names and Marks”) is being transferred to any Purchaser pursuant to the Transactions, and the use of any Retained Names and Marks in connection with the Business shall cease as of the Closing Date. Each Purchaser, on or promptly following the Closing Date, will, and will cause its Affiliates (including each member of the Company Group) to, use commercially reasonable efforts to remove or obliterate all the Retained Names and Marks from their corporate name (including the organizational documents of each member of the Company Group), signs, purchase orders, invoices, sales orders, labels, letterheads, shipping documents, and other items and materials of the Company Group and otherwise, and not to put into use after the Closing Date any such items and materials not in existence on the Closing Date that bear any Retained Name or Mark, to another corporate name that does not include any Retained Name or Mark; provided, however, that during the term of the Transition Services Agreement any use of the Retained Names by each Purchaser and its Affiliates that is permitted by the Transition Services Agreement will not constitute a breach of this Section 6.5.
          (b) AMC represents and warrants that all right, title and interest in and to the trade names and trademarks set forth in Section B of Schedule 1.1(a) hereto (other than the term “Ascent”, “Ascent Media” or “Ascent Media Group”, to the extent otherwise included therein) (collectively, the “Acquired Names and Marks”) are validly held by one or more members of the Company Group immediately prior to the Closings. AMC hereby agrees that, as of the Closings, (i) AMC shall transfer such right, title and interest to the Acquired Names and Marks to the Purchasers or their designees and (ii) AMC and the Retained Group shall cease all use of such Acquired Names and Marks (except that the brand name “Soho” may be used by the Retained Group for a business that does not constitute a Competing Business), and any other name, mark or logo directly derived therefrom or confusingly similar thereto. Without limiting the foregoing, AMC, on or promptly following the Closing Date, will, and will cause its Affiliates (including each member of the Retained Group) to, use commercially reasonable efforts to remove or obliterate all the Acquire Names and Marks (except that the brand name “Soho” may be used by the Retained Group for a business that does not constitute a Competing Business) from their corporate name (including the organizational documents of each member of the Retained Group or AMC), signs, purchase orders, invoices, sales orders, labels, letterheads, shipping documents, and other items and materials of AMC or the Retained Group and otherwise.

          6.6 Insurance. AMC shall keep, or cause to be kept, all insurance policies presently maintained relating to the assets and operations of the Company Group, or replacements therefor, in full force and effect through the Closings. Prior to the Closings, AMC shall use commercially reasonable efforts to cause any carriers who have underwritten insurance policies of any member of the Company Group that provide insurance coverage to the Business to continue to make coverage available to such applicable member of the Company Group following the Closing Date for claims arising out of occurrences prior to the Closing Date. Except as set forth in the immediately preceding sentence, immediately following the Closings, coverage for all members of the Company Group under all such insurance policies shall cease.
          6.7 Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement, each party hereto shall use its commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws, and execute and deliver such documents, as may be required to carry out the provisions of this Agreement and to consummate and make effective the Transactions, including using commercially reasonable efforts to timely conclude the negotiation of the respective terms and conditions of each of the other Transaction Documents (to the extent that they are not in mutually agreed form on the date hereof). Each of AMC and the US Purchaser will notify the other promptly after learning of the occurrence of any event or circumstance that would reasonably be expected to cause any condition to Closing not to be satisfied or be delayed.
          6.8 Publicity. AMC and US Purchaser agree that, from the date hereof through the Closing Date, no public release or announcement concerning the Transactions shall be issued by any party hereto without the prior consent of the other party (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be required by Law, in which case the party required to make the release or announcement shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance.
          6.9 Excluded Assets. Each of the parties acknowledges that the assets described in Section 6.9 of the Company Disclosure Letter and/or Schedule 1.1(b) hereto (collectively, the “Excluded Assets”), including all cash and cash equivalents of the Company Group (other than cash and cash equivalents included in the calculation of Net Closing Indebtedness) are not part of the Business and shall not be transferred to Purchasers in connection with the Transactions. To the extent that legal ownership of any such assets is currently held by any member of the Company Group, such legal ownership shall be transferred to AMC or its designee prior to the Closing, and neither the Purchasers nor any member of the Company Group shall be entitled to any consideration therefor.
          6.10 Shared Space; AMC Office Equipment; Fixed Assets of Blink Digital.
          (a) The parties acknowledge that the premises described in Section 6.10 of the Company Disclosure Letter are currently utilized by, or for the benefit of, both the Company Group and the Retained Group. Prior to Closing, AMC shall use commercially reasonable efforts to either (i) bifurcate its existing lease for such premises, so that the applicable Purchaser may assume the lease with respect to the third and seventh floors of the premises utilized by, or for the benefit of, the Company Group or (ii) assign its interest in its existing lease for such premises to AMC, so that the applicable Purchaser and AMC may enter into the Alameda Sublease, and in either such case, AMC shall remain liable for any obligations under such lease or otherwise with respect to the rest of such premises, including any obligations under the sublease described in Section 4.16(e)(1) of the Company Disclosure Letter.
          (b) The parties agree that after the date hereof, including after the Closing Date, AMC shall continue to enjoy the possession and use of the AMC Office Equipment and the parties shall cooperate in good faith to effect the transfer to AMC of the Company Group’s rights and interests in the AMC Office Equipment and any proceeds thereof, and the right to return any AMC Office Equipment to the lessor thereof at any time on or before the end of the applicable lease term (to the extent permitted under the terms of the lease, or as the lessor of such equipment shall otherwise agree). The parties acknowledge that the Company Group makes no representations or warranties whatsoever with respect to the AMC Office Equipment or any lease under which such equipment is held by the Company Group, and that any transfer of such equipment by the Company Group to AMC shall be on an “as is/where is” basis.
          (c) Concurrently with the Closings, the US Company shall grant, sell, convey and assign (and/or shall cause a Subsidiary to grant, sell, convey and assign) to US Purchaser or its designee, by quitclaim bill of sale without warranties, for the aggregate purchase price of $100,000, payable in cash, all rights, title and interests of the US Company and its Subsidiaries in, to and under the furniture, fixtures and equipment used by the US Company and its Subsidiaries in the DVD and Blu-Ray authoring and compression business operated by the US Company and its Subsidiaries under the brand name Blink or Blink Digital at 2901 West Alameda (fourth floor), Burbank, California, and 149 Fifth Avenue, New York, N.Y., including the equipment set forth in Section 6.10(c) of the Company Disclosure Letter (collectively, the “Blink Equipment”). The parties acknowledge that neither the Company Group nor the Retained Group makes any representations or warranties whatsoever with respect to the Blink Equipment and that such transfer of equipment by the Company Group to US Purchaser or its designee shall be on an “as is/where is” basis.
          6.11 Termination of Affiliate Transactions. On or before the Closing Date, except as set forth in Section 6.11 of the Company Disclosure Letter and other than the Excluded Contract, all Liabilities and obligations between any member of the Company Group, on the one hand, and AMC or any of its Subsidiaries or any of their respective Related Parties (other than a member of the Company Group) on the other hand, including (i) any and all Indebtedness between any member of the Company Group on the one hand, and AMC or any of its Subsidiaries or any of their respective Related Parties (other than a member of the Company Group), on the other hand, and (ii) any and all Related Party Arrangements disclosed in Section 4.11 of the Company Disclosure Letter (including the Intercompany Accounts) shall be terminated in full in a manner satisfactory to US Purchaser, without any Liability to the Purchasers or any member of the Company Group following the Closings and AMC shall deliver releases (in form and substance reasonably satisfactory to US Purchaser) evidencing the release of both Purchasers, the Companies and their respective Subsidiaries from any such Liabilities or obligations.
          6.12 Releases.

          (a) Effective as of the Closings, AMC, on behalf of itself, its Subsidiaries, and their respective successors and assigns, hereby unconditionally and irrevocably (a) waives any Claims which AMC or any Subsidiary of AMC has or may have in the future against the Company Group with respect to any act or omission by any member of the Company Group prior to the Closings and (b) releases the Company Group and its successors and assigns, from, and agrees to hold the Company Group and its successors and assigns harmless against, any and all Liabilities with respect thereto; provided that nothing shall release any Claim arising under this Agreement or any of the Transaction Documents.
          (b) Effective as of the Closings, each of the Purchasers, on behalf of itself, its Subsidiaries, and their respective successors and assigns, hereby unconditionally and irrevocably (a) waives any Claims which such Purchaser or any Subsidiary of such Purchaser has or may have in the future against the Retained Group with respect to any act or omission by any member of the Retained Group prior to the Closings solely to the extent relating to the Company Group and (b) releases the Retained Group and its successors and assigns, from, and agrees to hold the Retained Group and its successors and assigns harmless against, any and all Liabilities with respect thereto; provided that nothing shall release any Claim arising under this Agreement or any of the other Transaction Documents.
          6.13 Resignations. AMC shall deliver to US Purchaser the resignations of the managers, directors and officers of the Companies or any other member of the Company Group as designated by US Purchaser no later than three Business Days prior to the Closing Date, such resignations to be effective concurrently with the Closings. Such resignations will not affect such manager, director or officer’s status as Company Employees.
          6.14 Company Group Reorganization. Prior to the Closing Date, AMC shall restructure the corporate organization of the Company Group in accordance with terms and conditions of the plan of reorganization set forth in Section 6.14(a) of the Company Disclosure Letter such that after giving effect to such reorganization, the Company Group shall be structured as set forth in the chart in Section 6.14(b) of the Company Disclosure Letter (the “Company Group Reorganization”).
          6.15 Real Estate.
          (a) Before the Closing Date, AMC shall make available to US Purchaser any and all real property transfer Tax returns and other similar filings required by law in connection with the Transactions and relating to the Owned Real Property, any part thereof or ownership interest therein, all duly and properly executed and acknowledged by AMC. AMC shall also execute such affidavits in connection with such filings as required by Law or reasonably requested by the US Purchaser.
          (b) AMC shall, or shall cause its Subsidiaries to, transfer to the appropriate Purchaser, by quitclaim deed, all rights, title and interests of AMC and its Subsidiaries in, to and under each parcel of Owned Real Property set forth on Schedule 6.15(b).
          (c) AMC shall, or shall cause its Subsidiaries to, transfer to a member of the Retained Group the leases of Unit 2 Maryland Road, Milton Keynes and 184-192 Drummond

Street, London (the “Extraction Leases”), and the provisions of Schedule 6.15(c) shall apply to such transfers.
          6.16 Non-Compete; Non-Solicitation.
          (a) In order for the Purchasers to have and enjoy the full benefit of the Business, and as a material inducement to Purchasers to enter into this Agreement (without such inducement Purchasers would not have entered into this Agreement), for a period of three years commencing on the Closing Date, AMC shall not, and shall cause its then Subsidiaries from time to time not to:
          (i) undertake, carry on or be engaged in, or beneficially own Equity Securities in, any business that provides Creative Services or Media Services to third parties on a fee for services basis, except to the extent that any such Creative Services or Media Services are provided on a basis that is ancillary and/or incidental to the provision of other goods and services not constituting Creative Services or Media Services, (such business, a “Competing Business”) anywhere in the United States of America, Canada, European Union, Australia or the United Kingdom;
          (ii) solicit, encourage or intentionally influence, or attempt to solicit, encourage or influence, any employee of (A) Purchasers, (B) any member of the Company Group or (C) any of their respective Subsidiaries from time to time to resign or leave the employ of Purchasers, the Company Group or such Subsidiary; or
          (iii) solicit, encourage or intentionally influence, or attempt to solicit, entice, encourage or influence, any customer of Purchasers, any member of the Company Group or any of their respective Subsidiaries from time to time to alter, reduce or terminate its business relationship with Purchasers, the Company Group or such Subsidiary.
          (b) Notwithstanding the provisions of Section 6.16(a)(i): (i) the acquisition (by asset purchase, stock purchaser, merger, consolidation or otherwise) by AMC or any of its Subsidiaries of the stock, business or assets of any Person that at the time of such acquisition is engaged in the Competing Business, and the continuation of the Competing Business following such acquisition, will not be prohibited under Section 6.16(a)(i) if the portion of the revenues of such Person and its Subsidiaries on a consolidated basis for the fiscal year ending prior to the date of such acquisition that are attributable to the Competing Business by such Person and its Subsidiaries account for less than ten percent (10%) of the revenue of such Person and its Subsidiaries on a consolidated basis for such fiscal year; (ii) AMC holding as a passive investment Equity Securities of any class representing not more than 10% of the outstanding Equity Securities and not more than 10% of the outstanding voting power of any company that is engaged in a Competing Business shall not constitute a violation of Section 6.16(a)(i); (iii) those businesses owned and operated by AMC or any of its Subsidiaries on the date of this Agreement, in each case as set forth in Section 6.16(b) of the Company Disclosure Letter (including AMC’s Network Services division), shall not constitute a Competing Business for purposes of Section 6.16(a)(i) to the extent of their activities of such business in the ordinary course of business consistent with its past practice as of the date hereof, and (iv) any Person that ceases to be a

Subsidiary of AMC during the Restricted Period shall not be subject to the prohibition of Section 6.16(a) at any time after it ceases to be a Subsidiary of AMC.
          (c) Notwithstanding anything to the contrary set forth herein (including Section 12.12), in the event of a breach of any of the provisions of Section 6.16(a) (the “Restrictive Covenants”):
          (i) US Purchaser and its Subsidiaries (including the members of the Company Group) shall have the right and remedy, without regard to any other available remedy, to (A) have the Restrictive Covenants specifically enforced by any court of competent jurisdiction, and (B) have issued an injunction restraining any such breach without posting of a bond; it being understood that any breach of any of the Restrictive Covenants would cause irreparable and material Loss to US Purchaser and its Subsidiaries (including the Company Group), the amount of which cannot be readily determined and as to which neither US Purchaser nor any of its Subsidiaries (including the Company Group) will have any adequate remedy at law or in damages;
          (ii) it is the desire and intent of the parties hereto that the Restrictive Covenants be enforced to the fullest extent permissible under the Laws, Orders and public policies applied in each jurisdiction in which enforcement is sought and if any Restrictive Covenant shall be adjudicated finally to be invalid or unenforceable, such Restrictive Covenant shall be deemed amended to the extent necessary in order that such provision be valid and enforceable, the remainder of such Restrictive Covenant shall not thereby be affected and shall be given full effect without regard to invalid portions and such amendment shall apply only with respect to the operation of the Restrictive Covenant in the particular jurisdiction in which such adjudication is made; and
          (iii) the parties acknowledge and agree that the Restrictive Covenants are necessary for the protection and preservation of the value and the goodwill of the Business and are reasonable and valid in geographical and temporal scope and in all other respects.
          (d) Notwithstanding anything to the contrary in this Agreement or the Non-Disclosure Agreement, the provisions in Section 6 of the Non-Disclosure Agreement with respect to the non-solicitation for employment by Purchaser of certain Covered Employees (as such term is defined in the Non-Disclosure Agreement) shall remain in full force and effect so long as any Transition Services Agreement shall remain in effect, except that the term “Covered Employees” as defined in the Non-Disclosure Agreement shall include any “Provider Employees”, as such term is defined in the applicable Transition Services Agreement; provided that in case of any inconsistency between Section 6 of the Non-Disclosure Agreement and Section 4.3 of the Transition Services Agreement, the Transition Services Agreement shall control.
          6.17 UK DB Plan.
          (a) AMC will procure that, within one year of the Closing Date, the UK DB Plans are (i) wound up, or (ii) fully funded on the buy-out basis as certified by the relevant plan actuary. AMC, upon request of the UK Purchaser, shall provide documentation that the actions referred to in the preceding sentence have occurred.
          (b) AMC shall take all actions necessary to cause: (i) the Soho Images Limited Superannuation Plan (one of the UK DB Plans) to be closed to future accrual effective prior to the Closing Date; and (ii) to the extent that any member of the Company Group is the principal employer under a UK DB Plan, to cause such member to be replaced as principal employer with effect from the Closing Date by a member of the Retained Group, on terms that the former principal employer is released from its liabilities (including for the avoidance of doubt any liabilities under Section 75 of the Pensions Act 1995) to the relevant UK DB Plan and such liabilities are assumed by the new principal employer. On or prior to the Closing Date, UK Seller shall deliver to UK Purchaser evidence, in form and substance satisfactory to UK Purchaser, that each of the foregoing matters described in this Section 6.17(b) have been effected. On or prior to the Closing Date, UK Seller shall deliver to UK Purchaser a deed of release, in the form set out in Exhibit E hereof, duly executed by the trustees of each of the UK DB Plans.
          6.18 Certain Employee Matters.
          (a) AMC shall take all actions necessary to ensure that the Company Employees set forth on Section 6.18 of the Company Disclosure Letter are Excluded Employees prior to the Closing Date and Purchaser shall have no Liability with respect to the actions taken to effectuate the foregoing.
          (b) During the period from the date hereof through the Closings, each of the Purchasers shall use its reasonable best efforts to establish, or caused to be established, payroll and other health and welfare benefits plans, policies and arrangements for the Continuing Employees that satisfy the condition set forth in Section 9.2(h) and AMC shall use its reasonable best efforts to cooperate with the Purchasers to effectuate the foregoing.
          6.19 Certain Software Licenses. Prior to the Closing Date, US Company shall transfer to AMC and Ascent Media Network Services, LLC, a California limited liability company and Affiliate of US Company, all of the Microsoft licenses granted under the Microsoft Enterprise Agreement, effective as of March 1, 2010, between Ascent Media Group, LLC and Microsoft Licensing, GP; provided, that US Company shall retain those Microsoft licenses set forth in Section 6.19 of the Company Disclosure Letter.
          6.20 Transition Services Agreements. Following the date hereof, each Seller shall (or shall cause the applicable member of the Retained Group, including any entity comprised by the Networks Business, to) and each Purchaser shall (on behalf of the Company Group, to be effective at the Closings) negotiate in good faith the terms and conditions of the Transition Services Agreement or Agreements that such Person is contemplated to become a party to at the Closings, in each case as described on Exhibit A. If the applicable parties to any such Transition Services Agreement shall not have mutually agreed upon all material terms and conditions of such agreement on or before December 15, 2010, then such parties shall submit the resolution of all material terms and/or conditions not yet mutually agreed (in each case, the “Open Terms”) to binding arbitration in accordance with this Section 6.20. Arbitration proceedings will be held in Los Angeles, California, or such other location agreed to by AMC and US Purchaser. The applicable parties agree to negotiate in good faith and jointly choose a disinterested arbitrator to preside over the arbitration. In no event may any Person financially interested in any Transaction Document or any party serve as an arbitrator. The parties agree that any such arbitration shall be conducted as a “baseball arbitration”, pursuant to which each party shall submit to the arbitrator and the other applicable party, in accordance with the procedures established by the arbitrator, such party’s final position with respect to the Open Terms. The arbitrator shall be limited to awarding only one or the other of the two positions submitted. The decision of the arbitrator will be final and conclusive and binding on all of the applicable parties, and judgment thereon may be entered in any court of competent jurisdiction. The costs of the arbitration and the fees of the arbitrator shall be borne equally by the parties involved in such arbitration. The parties shall instruct the arbitrator to render a decision within 30 days after the submission of the controversy and to establish the procedures for the arbitration consistent with that timetable.
ARTICLE VII
TAX MATTERS
          7.1 Tax Matters.
          (a) Pre-Closing Tax Returns.
          (i) Where required or permitted by applicable Law, AMC shall include the members of the Company Group in, or cause the members of the Company Group to be included in, and shall prepare or cause to be prepared, and timely and properly file or cause to be timely and properly filed, (A) the U.S. consolidated federal income Tax Returns of AMC for the taxable periods (or portions thereof) of the members of the Company Group ending on or prior to the Closing Date, and (B) where applicable, all other consolidated, combined or unitary Tax Returns for the taxable periods (or portions thereof) of the members of the Company Group ending on or prior to the Closing Date. AMC shall pay any and all Taxes due with respect to the Tax Returns referred to in clause (A) or (B) of this Section 7.1(a)(i).
          (ii) In addition, AMC shall prepare or cause to be prepared (A) all Tax Returns of or with respect to any member of the Company Group required to be filed on or prior to the Closing Date (taking into account valid extensions of time to file), and (B) all other Tax Returns of any member of the Company Group covering a Pre-Closing Period (other than a Pre-Closing Period that is part of a Straddle Period). AMC shall deliver a copy of any such Tax Return described in this Section 7.1(a)(ii), or in the case of a consolidated Tax Return, a copy of the portion of any such consolidated Tax Return that relates to the Company Group, to US Purchaser for its review at least 30 days prior to the date on which such Tax Return is required to be filed. If US Purchaser disputes any item on such Tax Return, it shall notify AMC of such disputed item (or items) and the basis for its objection. The parties shall act in good faith to resolve any such dispute prior to the date on which the relevant Tax Return is required to be filed. If the parties cannot resolve any disputed item, the item in question shall be resolved by an independent accounting firm mutually acceptable to AMC and US Purchaser. The fees and expenses of such accounting firm shall be borne equally by AMC and US Purchaser. With respect to Tax Returns described in clause (A) of this Section 7.1(a)(ii), AMC shall cause the applicable member of the Company Group to file such Tax Returns and pay any and all Taxes shown due thereon. With respect to Tax Returns described in clause (B) of this Section 7.1(a)(ii), provided that US Purchaser has received such Tax Returns from AMC not less than five days prior to the due date for filing such Tax Returns (taking into account any applicable extensions) along with the amount of any and all Taxes shown as due thereon, US Purchaser shall cause the applicable member of the Company Group to execute and timely file such Tax Returns and timely remit such Taxes.
          (b) Other Tax Returns. US Purchaser shall prepare or cause to be prepared and timely and properly file or cause to be timely and properly filed all Tax Returns (other than the Tax Returns described in Section 7.1(a)) of or with respect to any member of the Company Group, and shall timely and properly pay or cause to be timely and properly paid the Taxes due with respect to such Tax Returns.
          (c) Straddle Returns. Not later than 30 Business Days prior to the filing of any Straddle Return, US Purchaser shall deliver a draft of such Straddle Return to AMC, for AMC’s review and comment, together with a statement setting forth the amount of the Pre-Closing Tax. Such draft should properly reflect any direction made under Section 7.1(q) below, as applicable. Taxes with respect to any Straddle Return shall be allocated between the Pre-Closing Period and the Post-Closing Period in accordance with Section 7.1(e) hereof. If AMC disagrees with US Purchaser’s determination of the amount of the Pre-Closing Tax, US Purchaser and AMC shall meet and work together in good faith to agree upon such amount. If the parties cannot resolve any disputed item, the item in question shall be resolved by an independent accounting firm mutually acceptable to AMC and US Purchaser. The fees and expenses of such accounting firm shall be borne equally by AMC and US Purchaser. AMC shall pay to US Purchaser the amount of the Pre-Closing Tax as agreed by AMC and US Purchaser as being owed by AMC no later than five Business Days prior to the date on which such Straddle Return is due. If AMC and US Purchaser cannot agree on the amount of the Pre-Closing Tax owed by AMC with respect to such Straddle Return, then AMC shall pay to US Purchaser the amount of Taxes reasonably determined using the mid-point of AMC’s and US Purchaser’s determination of the amount of Pre-Closing Taxes owed by AMC no later than five Business Days prior to the date on which such Straddle Return is due, and within five days after the determination of the accounting firm, AMC or US Purchaser shall pay to such other party any amount which is determined by such accounting firm to be owed by them. Not later than five Business Days after the filing of any such Straddle Return of or with respect to such member of the Company Group, US Purchaser shall deliver a copy of such Tax Return to AMC.
          (d) Reserved.
          (e) Allocation of Taxes. With respect to any Straddle Period (other than in respect of any member of the UK Company Group), to the extent permitted by Law, AMC and US Purchaser shall use their reasonable best efforts to elect to treat the Closing Date as the last day of the taxable period. If no election is made, and in respect of any member of the UK Company Group, the Taxes of the members of the Company Group shall be allocated between the Pre-Closing Period and the Post-Closing Period: (i) in the case of Taxes that are either (x) based upon or related to income or receipts, or (y) imposed in connection with any sale, transfer or assignment or any deemed sale, transfer or assignment of property (real or personal, tangible or intangible), on a closing of the books basis as of the close of business on the Closing Date; and (ii) in the case of Taxes (other than those described in clause (i) above) that are imposed on a periodic basis with respect to the business or assets of the Company Group or otherwise measured by the level of any item, on the basis of the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding Tax period) multiplied by a fraction the numerator of which is the number of calendar days in such partial period and the denominator of which is the number of calendar days in the entire Straddle Period. For purposes of clause (i) of the preceding sentence, any exemption, deduction, credit or other item (including the effect of any graduated rates of Tax) that is calculated on an annual basis shall be allocated to such partial period on a pro rata basis determined by multiplying the total amount of such item allocated to the Straddle Period by a fraction, the numerator of which is the number of calendar days in such partial period and the denominator of which is the number of calendar days in the entire Straddle Period. In the case of any Tax based upon or measured by capital (including net worth or long-term debt) or intangibles, any amount thereof required to be allocated under this Section 7.1(e) shall be computed by reference to the level of such items on the Closing Date. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with past practice of the members of the Company Group, subject to the provisions of this Agreement. Notwithstanding the foregoing or the provisions of Treasury Regulations Section 1.1502-76(b)(1)(ii)(B), Taxes attributable to any transaction or action taken by or with respect to any member of the Company Group out of the ordinary course of business before the Closings on the Closing Date shall be allocated to the Pre-Closing Period, and Taxes attributable to any transaction or action taken by or with respect to any member of the Company Group out of the ordinary course of business after the Closings on the Closing Date shall be allocated to the Post-Closing Period; provided, however, that AMC, Purchasers and the Companies shall treat, and shall cause their respective Affiliates to treat, any U.S. federal, state and foreign income Tax deductions arising from payments in respect of the Employment Costs specified in Section 1.1(h) of the Company Disclosure Letter as accruing on the day after the Closings pursuant to the “next day” rule of Treasury Regulation Section 1.1502 76(b)(1)(ii)(B) or any similar provision of state or local Tax Law. AMC shall include the income of the Company Group (including any deferred income triggered into income under Treasury Regulation Section 1.1502-13 and any excess loss accounts taken into income under Treasury Regulation Section 1.1502-19, and any income triggered under any comparable provisions of state, local or foreign Tax law) resulting from or related to the Transactions on the relevant AMC group consolidated, combined and unitary Tax Returns for all periods through and including the Closing Date and pay any federal, foreign, state or local income Taxes attributable to such income. AMC, US Purchaser and the Companies agree not to take, and shall cause their respective Affiliates not to take, any Tax reporting position that is inconsistent with the foregoing provisions of this Section 7.1(e), unless otherwise required by applicable Law or the provisions of this Agreement.
          (f) Reserved.

          (g) Transfer Taxes. Notwithstanding anything to the contrary in the foregoing provisions of this Article VII, the allocation and payment of any Transfer Taxes relating to this Agreement or the Transactions shall be made in a manner consistent with Section 2.6.
          (h) Manner of Preparation. All such Tax Returns prepared by AMC and Purchasers (to the extent such Tax Returns cover periods or portions thereof on or before the Closing Date) shall, except as otherwise required by Law or the provisions of this Agreement, be prepared in a manner consistent with the past practice of or with respect to any member of the Company Group. Purchasers, AMC and their respective Affiliates shall cooperate with each other and provide to the others such information and render to the others such assistance as may reasonably be requested in order to ensure the proper and timely preparation and filing of Tax Returns of or with respect to any member of the Company Group.
          (i) Cooperation. With the view to minimize all Taxes payable by or with respect to the Business and the Company Group or payable as a result of the Transactions to the maximum extent permitted by applicable Law, and subject to the provisions of this Agreement, AMC and Purchasers shall cooperate in good faith in (i) preparing all Tax Return preparer Tax information requests and preparing and filing all Tax Returns of or with respect to the Business or any member of the Company Group, (ii) maintaining and making available to each other all records necessary in connection with Taxes relating to such Tax Returns and (iii) resolving all disputes and audits with respect to such Taxes. Purchasers and AMC recognize that each may need access, from time to time, after the Closing Date, to certain accounting and Tax records and information held by the other, including computerized books and records and any such information stored in any other form or media (“Tax Records”). Therefore, Purchasers and AMC agree (x) to allow (and Purchasers shall cause the Company Group to allow) each other and their agents and representatives, at times and dates mutually acceptable to the parties, to inspect, review and make copies of such Tax Records and to make available the appropriate personnel with knowledge of such Tax Records to help answer questions, such activities to be conducted during normal business hours and with the requesting party paying out-of-pocket expenses only and (y) to offer the other parties such Tax Records before destroying such Tax Records. Purchasers shall, and shall cause the Company Group to, provide information to AMC necessary for the preparation of all Tax Returns required to be prepared or filed by AMC.
          (j) Amended Returns. Subject to Section 7.1(k) below, AMC shall have the sole and exclusive authority to file amended Tax Returns of or with respect to the Business or any member of the Company Group for any Tax periods that end on or before the Closing Date; provided, that AMC shall not file any such amended Tax Return if the filing of such Tax Return would have the effect of increasing the Tax Liability of any member of the Company Group for any period ending after the Closing Date or decreasing any Tax attribute of any member of the Company Group existing on the Closing Date, unless required by applicable Law. AMC shall deliver any such amended Tax Returns to the US Purchaser at least thirty (30) days prior to the date on which such Tax Return is to be filed for US Purchaser’s review and approval, which shall not be unreasonably withheld, conditioned or delayed. If US Purchaser disputes any item on such amended Tax Return, it shall notify AMC of such disputed item (or items) and the basis for its objection. For 30 days following US Purchaser’s receipt of such amended Tax Return, the parties shall act in good faith to resolve any such dispute. If the parties cannot resolve any disputed item, the item in question shall be resolved by an independent accounting firm mutually acceptable to AMC and US Purchaser. The fees and expenses of such accounting firm shall be borne equally by AMC and US Purchaser. Purchasers shall have the sole and exclusive authority to file amended Tax Returns of or with respect to the Business or any member of the Company Group for all other Tax periods (but, for the avoidance of doubt, excluding those referred to in Section 7.1(k) below); provided, that AMC shall have no liability to Purchasers for any breach of representation or warranty or otherwise caused by, and Purchasers shall hold AMC harmless from and against any and all costs, expenses and liabilities (including Taxes) arising from, any such amendment by Purchasers.
          (k) UK Amended Returns. AMC shall have the sole and exclusive authority to file amended Tax Returns of the UK Company and Rushes for each of their Tax periods in respect of UK corporation tax that ended on 31 December 2008 and 31 December 2009 to reflect (i) transfer pricing adjustments in respect of management charges and costs charged by the UK Company to AMNSE and Rushes; (ii) a corresponding reduction of the taxable profits of Rushes (ignoring for this purpose any previous claim by Rushes for UK Group Relief in respect of the Tax periods in question); (iii) a corresponding reduction (as far as possible) in any previous claim by Rushes for UK Group Relief; (iv) a corresponding surrender (as far as possible) of that UK Group Relief by the UK Company to a company or companies in the Retained Group; and (v) any related or consequential amendments. Section 7.1(j) above shall not apply in respect of the amended Tax Returns referred to in this Section 7.1(k). AMC shall deliver any such amended Tax Returns to the US Purchaser at least ten (10) days prior to the date on which such Tax Return is to be filed for US Purchaser’s review and approval, which shall not be unreasonably withheld, conditioned or delayed. If US Purchaser disputes any item on such amended Tax Return, it shall notify AMC of such disputed item (or items) and the basis for its objection. Nothing in this Section 7.1(k) shall on its own, or in conjunction with Section 7.1(q)(ii) below, entitle AMC to file such Tax Returns or amended Tax Returns, nor shall the US Purchaser be obliged to approve any such amended Tax Returns, if to do so would: (i) give rise to, or increase, a Pre-Closing Tax Liability of the UK Company or Rushes that would not otherwise have arisen or been increased (as applicable); (ii) reduce the trading losses available to be carried forward by the UK Company and Rushes at the Closing Date to less than £4 million in aggregate (and in respect of the Tax period current at the Closing Date calculated on a time apportioned basis as if a Tax period of the relevant company had ended on the Closing Date); (iii) reduce the Deferred Depreciation available to the UK Company and Rushes to less than £10 million in aggregate at the Closing Date (and in respect of the Tax period current at the Closing Date calculated on a time apportioned basis as if a Tax period of the relevant company had ended on the Closing Date); or (iv) increase the Post-Closing Tax Liability of the UK Company or Rushes where such Post-Closing Tax Liability would not otherwise have been increased, other than as a result of a reduction in the availability of carried forward trading losses and Deferred Depreciation to the minimum aggregate amounts stated in (ii) and (iii) above. The effect of the execution of this Agreement, Closing or any change in the scope, nature or conduct of the activities of the UK Company or Rushes after the Closing Date shall be ignored for the purposes of determining what is available at the Closing Date for the purposes of (ii) and (iii) above. For ten (10) days following US Purchaser’s receipt of such amended Tax Return, the parties shall act in good faith to resolve any such dispute. If the parties cannot resolve any disputed item, the item in question shall be resolved by an independent accounting firm mutually acceptable to AMC and US Purchaser. The fees and expenses of such accounting firm shall be borne equally by AMC and US Purchaser.

          (1) Purchaser Covenants.
          (i) Purchasers shall not and shall not permit their respective Affiliates (including any member of the Company Group) to make any election under Section 338 of the Code with respect to the purchase of the US Company Interest or any other Tax election with respect to the purchase of such interest that could affect the liability of AMC for Taxes hereunder.
          (ii) Except as otherwise required pursuant to this Agreement, Purchasers shall not cause, and shall not permit, any member of the Company Group to effect or engage in any transactions or other actions outside of the ordinary course of business on the Closing Date after the Closings.
          (m) AMC Indemnity. From and after the Closing Date, AMC shall indemnify the Purchasers, the Companies, the Companies’ Subsidiaries and their respective Affiliates against and hold them harmless from any and all: (i) Pre-Closing Taxes; (ii) Liabilities of the members of the Company Group for Taxes of any Person (other than any member of the Company Group) as a result of such member being, or having been, on or before the Closing Date, a member of an affiliated, consolidated, combined or unitary group pursuant to Treasury Regulation §1.1502-6, Treasury Regulation §1.1502-78 or comparable provision of foreign, state or local Tax law; (iii) Transfer Taxes allocable to AMC pursuant to Section 2.6; (iv) without duplication, Taxes incurred as a result of (x) a breach by AMC of a representation or warranty set forth in Section 4.14 of this Agreement or (y) Taxes incurred as a result of any breach by AMC of its obligations under Section 2.4 or this Article VII; provided, that for purposes of this Section 7.1(m) only, any breach of a representation, warranty, covenant or agreement shall be determined without reference to any materiality qualifier with respect thereto; (v) Taxes of the Company Group and the Retained Group resulting from the Transactions; (vi) Taxes or other payments required to be paid after the date hereof by the Companies or any of their Subsidiaries to any party under any Tax Sharing Agreement (whether written or not) or by reason of being a successor-in-interest or transferee of another entity; (vii) Taxes arising out of the Spin-offs (other than any Tax incurred by Purchasers or any of their respective Affiliates as a holder of any outstanding capital stock of the distributing company at the time of such Spin-off); (viii) Taxes arising as a result of the disallowance of the treatment by AMC, Purchasers and the Companies of any U.S. federal, state and foreign income Tax deductions arising from payments in respect of the Employment Costs specified in Section 1.1(h) of the Company Disclosure Letter as accruing on the day after the Closings in accordance with Section 7.1(e) hereof; and (ix) reasonable out-of-pocket legal, accounting and other advisory and court fees incurred in connection with the items described in clauses (i) through (viii); provided, however, that notwithstanding the foregoing, AMC will not be responsible for (x) any Transfer Taxes allocated to the Purchasers pursuant to Section 2.6, (y) any Taxes incurred as a result of any breach by the Purchasers or, following the Closings, by any member of the Company Group of their respective obligations under Section 2.4 or this Article VII or (z) any Taxes payable with respect to a Post-Closing Period to the extent payable solely as a result of a reduction of the availability of carried forward trading losses and Deferred Depreciation to the extent permitted by Section 7.1(q). Notwithstanding any other provision of this Agreement, the representations and warranties of AMC, the Companies and members of the Company Group contained in Section 4.14 (Taxes) of this Agreement shall survive the Closings and remain in full force and effect with respect to any claim based on such representations and warranties until the date which is 60 days after the date upon which the liability to which any such claim may relate is barred by all applicable statutes of limitations (including all periods of extension, whether automatic or permissive).
          (n) Purchaser Indemnity. From and after the Closing Date, Purchasers and the Companies shall, jointly and severally, indemnify AMC, AMC’s Subsidiaries and their respective Affiliates against and hold them harmless from any and all (i) Post-Closing Taxes, (ii) Transfer Taxes allocable to Purchaser pursuant to Section 2.6, (iii) Taxes incurred as a result of any breach by either Purchasers or, following the Closings, by the Companies of their respective obligations under Section 2.4 or this Article VII, and (iv) reasonable out-of-pocket legal, accounting and other advisory fees incurred with respect to the items described in clauses (i) through (iii); provided, however, that notwithstanding the foregoing, Purchasers will not be responsible for (x) any Transfer Taxes allocated to AMC pursuant to Section 2.6, or (y) any Taxes incurred as a result of any breach by AMC of its obligations under Section 2.4 or this Article VII.
          (o) Indemnification Procedures. If notice of an audit, inquiry, examination or other proceeding is received from any Tax authority, which, if successful, could result in an indemnity payment to any Person hereunder (a “Tax Indemnitee”), the Tax Indemnitee shall promptly (and in no event later than ten Business Days after receipt of such notice) notify the party against whom indemnification is or may be sought (the “Tax Indemnitor”) in writing of such potential claim (a “Tax Claim”). Such notice shall contain factual information (to the extent known) describing the asserted Tax Claim and shall include copies of the relevant portion of any notice or other document received from any Governmental Authority or any other Person in respect of any such asserted Tax Claim. If notice of a Tax Claim is not timely provided to the Tax Indemnitor, the Tax Indemnitor shall not be liable to the Tax Indemnitee to the extent that the Tax Indemnitor’s ability to effectively contest such Tax Claim is actually prejudiced as a result thereof, or for any legal, accounting and other advising and court fees incurred by or on behalf of the Tax Indemnitee prior to receipt of such notice by the Tax Indemnitor. With respect to any Tax Claim, the Purchasers or, with respect to any Tax Claim for which AMC is the Tax Indemnitor and AMC so elects by providing written notice to the US Purchaser within ten Business Days of its receipt of notice of such Tax Claim, AMC, shall control all audits, inquiries, examinations and other proceedings in connection with such Tax Claim (including selection of counsel) and, without limiting the foregoing, may in their sole discretion pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any Tax authority with respect thereto and may, in their sole discretion, either pay any Tax claimed and sue for a refund where applicable law permits such refund suits, or contest the Tax Claim in any permissible manner; provided, however, that if the controlling party pursuant to this paragraph (l) is not the Tax Indemnitee, such controlling party shall not settle or compromise a Tax Claim without giving ten Business Days’ prior notice to the Tax Indemnitee, and without the Tax Indemnitee’s prior written consent, which shall not be unreasonably withheld or delayed, if such settlement or compromise could reasonably be expected to have a material adverse effect on the Tax liabilities of the Tax Indemnitee for which the Tax Indemnitor would not be required to indemnify the Tax Indemnitee. If AMC elects to control any such audits, inquiries, examinations and other proceedings pursuant to the previous sentence, it shall consult with the Purchasers in good faith over the course of such proceedings. The Tax Indemnitee, Tax Indemnitor and each of their Affiliates, shall cooperate with each other in taking action in respect of (including contesting) any Tax Claim, which cooperation shall include the retention and (upon the request of the party contesting such Tax Claim) the provision to such party of records and information reasonably relevant to such Tax Claim, making employees available on a mutually convenient basis to provide additional information or explanation of any material provided hereunder or to testify at proceedings relating to such Tax Claim, providing to the controlling party necessary authorizations, including powers of attorney, to control any audits, inquiries, examinations and other proceedings that such controlling party is entitled to control pursuant to this paragraph (l) and executing any documents necessary for such controlling party to settle any such audit, inquiry, examination or other proceeding.
          (p) Refunds. US Purchaser shall pay to AMC, within 30 days after receipt, any refund received (including any interest received thereon), whether by payment, credit, offset or otherwise, by either Purchasers, any member of the Company Group or their Affiliates in respect of any Pre-Closing Taxes or any other Taxes paid or indemnified by AMC pursuant to this Agreement. The parties shall cooperate in order to take any necessary steps to claim any such refund, provided that the reasonable out-of-pocket costs of obtaining such a refund shall be borne by AMC. Nothing in this Section 7.1(p) will preclude the Companies or any of their Subsidiaries from making an election under Section 172(b)(3) of the Code or any comparable provision of Tax law or regulations for any Tax year or other Tax period beginning after the Closing Date. Except as provided in this Section 7.1(p), the Companies will be entitled to any refunds (including any interest received thereon) in respect of any federal, state, local or foreign Tax liability of the Companies or any of their Subsidiaries.
          (q) UK Group Relief.
          (i) The US Purchaser will cause the UK Company and Rushes (so far as legally possible) to make, give or enter into such claims, elections, surrenders, notices or consents (including amendments to or withdrawals of earlier claims, elections, surrenders, notices or consents, whether or not made before or after Closing) as AMC directs in connection with UK Group Relief which are necessary to give effect to the provisions of Section 7.1(k) above, and subject always to the limitations set out therein. No payment will be made in respect of UK Group Relief in relation to any such matters.
          (ii) The US Purchaser will cause the UK Company (so far as legally possible), in respect of any time or period falling after 31 December 2009 (which, for the purposes of this Section 7.1(q), includes any overlapping period for the purposes of UK Group Relief), to make, give or enter into such claims, elections, surrenders, notices or consents (including amendments to or withdrawals of earlier claims, elections, surrenders, notices or consents, whether or not made before or after Closing) as AMC directs in connection with any surrender of UK Group Relief to any member of the Retained Group by the UK Company, provided that nothing in this Section 7.1(q)(ii) shall on its own, or in conjunction with the provisions of Section 7.1(k) above, (i) give rise to, or increase, a Pre-Closing Tax Liability of the UK Company that would not otherwise have arisen or been increased (as applicable); (ii) reduce the trading losses available to be carried forward by the UK Company and Rushes at the Closing Date to less than £4 million in aggregate (and in respect of the

Tax period current at the Closing Date calculated on a time apportioned basis as if a Tax period of the relevant company had ended on the Closing Date); (iii) reduce the Deferred Depreciation available to the UK Company and Rushes to less than £10 million in aggregate at the Closing Date (and in respect of the Tax period current at the Closing Date calculated on a time apportioned basis as if a Tax period of the relevant company had ended on the Closing Date); or (iv) increase the Post-Closing Tax Liability of the UK Company where such Post-Closing Tax Liability would not otherwise have been increased, other than as a result of a reduction in the availability of carried forward trading losses and Deferred Depreciation to the minimum aggregate amounts stated in (ii) and (iii) above. The effect of the execution of this Agreement, Closing or any change in the scope, nature or conduct of the activities of the UK Company or Rushes after the Closing Date shall be ignored for the purposes of determining what is available at the Closing Date for the purposes of (ii) and (iii) above. No payment will be made in respect of any such surrender to any member of the Retained Group.
          (r) Payments. Payment by an indemnitor of any amount due to an indemnitee under Article VII of this Agreement shall be made within ten days following written notice by the indemnitee that payment of such amounts to the appropriate Governmental Authority or other applicable third party is due by the relevant party, provided that the indemnitor shall not be required to make any payment earlier than five Business Days before it is due to the appropriate Governmental Authority or applicable third party. In the case of a Tax that is contested in accordance with the provisions of Section 7.1(o) of this Agreement, payment of such contested Tax will not be considered due earlier than the date a “final determination” to such effect is made by such Governmental Authority or a court. For this purpose, a “final determination” shall mean a settlement, compromise, or other agreement with the relevant Governmental Authority, whether contained in an Internal Revenue Service Form 870 or other comparable form, or otherwise, or such procedurally later event, such as a closing agreement with the relevant Governmental Authority, an agreement contained in Internal Revenue Service Form 870-AD or other comparable form, an agreement that constitutes a “determination” under Section 1313(a)(4) of the Code, a deficiency notice with respect to which the period for filing a petition with the Tax Court or the relevant state, local or foreign tribunal has expired, a decision of any court of competent jurisdiction that is not subject to appeal or as to which the time for appeal has expired, or upon any such earlier date as required to pursue an appeal.
          (s) Payment Procedures. All amounts required to be paid pursuant to this Article VII shall be paid promptly in immediately available funds by wire transfer to a bank account designated by the indemnified party.
          (t) Treatment of Payments. AMC and Purchasers shall treat any and all indemnity payments pursuant to this Agreement (including any indemnity payments pursuant to Sections 10.2 and 10.3) as an adjustment to the Purchase Price or as a capital contribution (as appropriate) for Tax purposes to the extent permitted by applicable Law, and such treatment shall govern for purposes hereof unless otherwise determined as a result of a final non-appealable determination by any Governmental Authority.

          (u) Savings Clause. Notwithstanding anything to the contrary contained in this Agreement, AMC (i) shall not be responsible pursuant to this Section 7.1 for the payment of, and (ii) shall not be required pursuant to this Section 7.1 to reimburse, indemnify, defend or hold harmless the Purchasers, the Companies, the Companies’ Subsidiaries and their respective Affiliates with respect to, any Taxes to the extent a liability or reserve for such Taxes was actually reflected as Net Closing Indebtedness or as a Working Capital Liability in each case as set forth in the Final Closing Statement, and any such Taxes shall instead be paid by the applicable Company.
          7.2 Certain Tax Covenants. During the period from the date of this Agreement to the Closing Date, AMC, the Companies and their respective Subsidiaries shall (and AMC shall cause the Companies and the Companies’ Subsidiaries to) terminate all Tax Sharing Agreements (which, for the avoidance of doubt, shall not include the Excluded Contract) to which any member of the Company Group is a party such that there is no further liability hereunder other than any Tax Sharing Agreements solely among the members of the Company Group.
ARTICLE VIII
EMPLOYEE MATTERS
          8.1 Company Employees. Except as set forth in any Collective Bargaining Agreement, after the Closings, each Company Employee employed by either Purchasers or any of its Subsidiaries (including the Company Group) immediately following the Closings (collectively, the “Continuing Employees”): (i) shall be entitled to participate in the “employee benefit plans”, as defined in Section 3(3) of ERISA, maintained by the applicable Purchaser or any of its Subsidiaries, on a substantially comparable basis in the aggregate to that of similarly situated employees of such Purchaser and its Affiliates, (ii) except as would result in a duplication of benefit, shall receive credit for such Company Employee’s past service with the Company Group through the Closing Date for purposes of eligibility and vesting (but not for defined benefit accrual) under such employee benefit plans, and (iii) shall not be subject to any waiting periods or limitations on benefits for pre-existing conditions under any employee benefit plan maintained by the applicable Purchaser or its Affiliates, including any group health and disability plans, except to the extent such employees were subject to such limitations under the Company Benefit Plans. Purchasers shall use its commercially reasonable efforts (including payment of applicable premiums and fees at then prevailing market rates) to cause each Continuing Employee and such Continuing Employee’s eligible dependents who are covered as of the Closing Date by a Company Benefit Plan that is a group health, prescription drug, dental or vision benefit plan to be offered coverage under group health, prescription drug, dental or similar types of benefit plans that provide similar benefits, as the case may be, maintained by a Purchaser or an Affiliate of Purchaser, under which the Continuing Employee and any eligible dependents of the Continuing Employee shall be credited, for the year during which such coverage under such plans begin, with any deductibles, out-of-pocket maximums and co-payments already incurred during such year under plans that provide similar benefits.
          8.2 Severance. If a Continuing Employee is discharged by a Purchaser or any of its Affiliates after the Closing Date without “cause”, such Purchaser shall be responsible for severance costs for such Continuing Employee and such Continuing Employee shall receive credit for past service with the Company Group through the Closing Date for purposes of calculating such severance cost. If a Continuing Employee is discharged without “cause” by a Purchaser or any of its Affiliates within six months after the Closing Date, subject to such discharged Continuing Employee executing a release of claims in the form provided by such Purchaser, such Purchaser shall provide such Continuing Employee with severance and related benefits as set forth in Section 8.2 of the Company Disclosure Letter.
          8.3 Participation in AMC Plans. As of the Closing Date, Continuing Employees and their beneficiaries and dependents shall cease to participate and cease to be eligible to participate in any employee benefit plans or other benefit programs, policies and arrangements of AMC and its Affiliates, other than the plans maintained solely by the Company Group (a “Company Group Plan”). Except with respect to the Company Group Plans, Purchasers shall not assume and AMC shall retain as an Employee Excluded Liability sponsorship, maintenance or administration of any Company Benefit Plan (or other benefit programs, policies and arrangements of AMC and its Affiliates), and Purchasers shall not receive or assume any assets or liabilities in connection with any such plan.
          8.4 Workers’ Compensation. Effective as of the Closing Date, the Purchasers shall provide U.S.-based Continuing Employees with coverage for all workers’ compensation benefits and, from and after the Closing Date, shall be responsible for all workers’ compensation claims with respect to events occurring after the Closing Date. AMC shall be responsible for all workers’ compensation claims made on or before the Closing Date. For the avoidance of doubt, AMC shall be responsible for (i) all workers’ compensation claims unpaid as of the Closing Date with respect to any events occurring on or before the Closing Date regardless of whether the claim was filed before or after the Closing Date and (ii) all workers’ compensation claims that are re-opened on or after the Closing Date and relate to any events occurring before the Closing Date.
          8.5 WARN Obligations. To the extent that any obligations, liability expense or notice might arise under WARN as a consequence of the Transactions, AMC shall be responsible for any WARN obligations, liability expense or notice arising as a result of any employment losses with respect to the Business occurring on or prior to the Closing Date, and Purchasers shall be responsible for any WARN obligations, liability expense or notice arising as a result of any employment losses with respect to the Business occurring after the Closing Date. AMC shall be responsible for any WARN obligations, liability expense or notice arising as a result of any employment losses with respect to any Excluded Employees.
          8.6 Welfare Plan Obligations. Claims of Company Employees and their eligible beneficiaries and dependents for medical, dental, prescription, drug, life insurance, and/or other welfare benefits (“Welfare Benefits”) that are incurred on or before the Closing Date shall be the sole responsibility and liability of AMC and its employee benefit plans. Claims of Continuing Employees and their eligible beneficiaries and dependents for Welfare Benefits that are incurred after the Closing Date shall be the sole responsibility and liability of the Purchasers, their Affiliates and their employee benefit plans. For purposes of the preceding provisions of this paragraph, a medical/dental claim shall be considered incurred on the date medical/dental services are rendered or medical/dental supplies are provided, and not when the when the condition arose or when the medical/dental services are rendered or medical/dental supplies are provided, and not when the course of treatment began. On and prior to the Closing Date, AMC shall be financially responsible for complying with (a) the continuation coverage requirements for “group health plans” under Title X of COBRA with respect to all U.S.-based Company Employees and their eligible dependents and beneficiaries and with respect to all Excluded Employees. After the Closing Date, Purchasers shall be administratively and financially responsible for complying with (a) the continuation coverage requirements for “group health plans” under Title X of COBRA with respect to all U.S.-based Continuing Employees and their eligible dependents and beneficiaries who incur a qualifying event after the Closing Date.
          8.7 Vacation. With respect to any Continuing Employees after the Closing Date, (i) Purchasers and their Affiliates (including after the Closing Date, the Company Group) will permit such Company Employees to schedule and take, with pay, all vacation days that have accrued on or before the Closing Date to the extent accrued as a Working Capital Liability in the final determination of Net Working Capital for the maximum length of time as permitted under AMC’s or the Company Group’s, as applicable, vacation policy as in effect on the Closing Date, and (ii) Purchasers and their Affiliates (including after the Closing Date, the Company Group) shall give service credit for purposes of determining post Closing Date vacation, sick leave and any other paid time off entitlements that such Purchaser or such Affiliate provides to its employees generally.
          8.8 401(k). Effective as of or before the Closing Date, AMC shall, and shall cause its affiliates to, (i) take all actions necessary to vest Company Employees in 100% of their accounts (including any employer matching contribution) as of the Closing Date under the Ascent Media Group 401(k) Savings Plan ( the “Seller’s 401(k) Plan”). Effective as of the Closing Date, employees of the Company as of the Closing Date shall no longer be eligible to actively participate in the Seller’s 401(k) Plan. As soon as is reasonably practicable following but no later than 90 days following the Closing Date, AMC and Purchaser shall cause a trust-to-trust transfer of account balances of the Continuing Employees under the Seller’s 401(k) Plan from its related trust to the Purchaser’s defined contribution plan and its related trust, and Purchaser shall cause such transferred account balances to be accepted by the Purchaser’s defined contribution plan and its related trust. Such transfer shall be made in cash (or in kind, if agreed by the parties) and to the extent of outstanding loans in the form of loan notes. Purchaser and Seller shall take all such actions necessary to ensure that such transfer of assets and liabilities complies with Sections 401(a)(12), 414(l) and 411(d)(6) of the Code and the regulations thereunder. Except for such liabilities as relate to assets transferred to the Purchaser’s defined contribution plan pursuant to this Section 8.8, neither Purchaser nor Purchaser’s defined contribution plan shall have any liability for benefits, or otherwise, under the Seller’s 401(k) Plan. AMC shall provide the Purchaser immediately prior to the effective date of such transfer of assets, a copy of a favorable IRS Determination Letter on the qualified status of the Seller’s 401(k) Plan and/or such other documentation reasonably requested by the Purchaser to ensure the continued qualified status of the Seller’s 401(k) Plan.
          8.9 No Additional Rights. Nothing in this Article VIII shall (a) grant any rights or benefits to any Person other than AMC, Purchasers or the Company Group, as applicable, (b) amend, or be construed as amending, any Company Benefit Plan, (c) guarantee employment for any period of time or preclude the ability of Purchasers or the members of the

Company Group, as applicable, to terminate any employee or independent contractor for any reason, or (d) require Purchasers or any member of the Company Group, as applicable to continue any Company Benefit Plans, employee benefits plans or arrangements or prevent the amendment, modification or termination thereof after the Closings.
ARTICLE IX
CONDITIONS TO CLOSING
          9.1 Conditions to the Obligations of Each Party. The obligations of each of the Companies, AMC and each Purchaser to consummate the purchase and sale of the Company Interests are subject to the satisfaction or waiver by both AMC and US Purchaser as of the Closings of the following condition:
          (a) no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order which is then in effect and has the effect of making the purchase and sale of the Company Interests or any of the other transactions contemplated hereby illegal or otherwise prohibiting the consummation of such purchase and sale or any of the other transactions contemplated hereby;
          (b) any waiting period (and any extension thereof) under the HSR Act relating to the purchase and sale of the US Company Interest, the UK Company Interest and the other transactions contemplated hereby, if applicable, shall have expired or been terminated; and
          (c) the transactions provided for in Section 6.15(c), and in the second sentence of Section 6.10(a), shall have been consummated.
          9.2 Conditions to the Obligations of Purchasers. The obligation of Purchasers to purchase and pay for the Company Interests hereunder is subject to the satisfaction or waiver by US Purchaser as of the Closings of the following further conditions:
          (a) (i) each of the AMC Fundamental Representations shall be true and correct in all respects, both as of the date of this Agreement and as of the Closing Date, with the same effect as if made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (ii) each of the other representations and warranties of the Sellers and the Companies contained in Article III and Article IV of this Agreement shall be true and correct as of the Closings with the same force and effect as if made as of the Closings (other than representations and warranties expressly made as of an earlier date, which shall be true and correct as of such earlier date), except in the case of clause (ii), for the failure of such representations and warranties to be true and correct as of such date, as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that, other than with respect to the representation and warranty of the Companies in Section 4.9, if such representations and warranties are expressly qualified by materiality, “Company Material Adverse Effect” or similar qualifiers, such qualifiers shall be disregarded for purposes of determining whether this Section 9.2(a) has been satisfied;

          (b) The Sellers and the Companies shall have performed in all material respects with all material agreements and covenants required by this Agreement to be performed by the Sellers or the Companies, as applicable, at or prior to the time of the Closings;
          (c) AMC shall have delivered to US Purchaser an officer’s certificate dated the Closing Date, certifying to the effect that the conditions set forth in Section 9.2(a) and Section 9.2(b) have been satisfied;
          (d) AMC and its Affiliates shall have consummated the Company Group Reorganization in accordance with the terms and conditions set forth in Section 6.14 (including Section 6.14(a) and 6.14(b) of the Company Disclosure Letter) and shall have delivered written evidence (in form and substance reasonably acceptable to US Purchaser) thereof;
          (e) Each of the Real Property leases, subleases and licenses contemplated and set forth in Section 9.2(e) of the Company Disclosure Letter shall have the material economic terms set forth in Section 9.2(e) of the Company Disclosure Letter;
          (f) AMC and the Companies shall have taken all actions necessary to terminate, effective as of the Closing Date, the following Company Benefit Plans and all outstanding liabilities in connection therewith in exchange for AMC’s payment of, or commitment to pay when due, all outstanding payments and other liabilities (whether Company Transaction Compensation or otherwise) in respect of: (i) the Ascent Media Group, LLC 2006 Long-Term Incentive Plan (as amended and restated effective September 9, 2008, as amended by the First Amendment to Ascent Media Group, LLC 2006 Long-Term Incentive Plan effective as of July 9, 2010); (ii) the Ascent Media Group 2010 Retention Bonus Plan; and (iii) the Ascent Media Group, LLC Management Incentive Plan (as amended and restated effective January 1, 2007;
          (g) AMC and/or its applicable Affiliate shall have executed and delivered to the Purchasers each of the Transaction Documents to which such Person is contemplated to be a party at the Closings; and
          (h) Each Purchaser shall have established, or have caused to be established, payroll and other health and welfare benefits plans, policies and arrangements for the Continuing Employees, which arrangements (i) shall be effective as of the Closing Date and shall provide for the enrollment and elections of Continuing Employees to be effective immediately after the Closing Date, and (ii) shall in each case be otherwise in such form and substance as shall be reasonably satisfactory to such Purchaser; provided, however, that this Section 9.2(h) and the condition to closing expressed herein shall automatically expire and terminate at 12:01 a.m., New York City time, on January 27, 2011, and shall thereafter be of no further force or effect whatsoever;
          (i) the real property leases relating to the property at (x) 232-250 Harbor Drive, Stamford, Connecticut and (y) 652 Glenbrook Rd., Stamford, Connecticut, in each case under which the US Company is currently a lessee, shall have been assigned or novated so that the US Company shall have been released from any Liability under such lease arising on or after the Closing Date; and

          (j) AMC shall have delivered to US Purchaser a copy of each of the consents (in form and substance reasonably acceptable to US Purchaser) set forth in Section 4.17(c) of the Company Disclosure Letter that is specifically referred to as a closing condition therein.
          9.3 Conditions to the Obligations of the Sellers. The obligation of the Sellers to sell and assign the Company Interests to Purchasers hereunder is subject to the satisfaction or waiver by AMC as of the Closings of the following further conditions:
          (a) (i) each of the Purchaser Fundamental Representations shall be true and correct in all respects, both as of the date of this Agreement and as of the Closing Date, with the same effect as if made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), and (ii) each of the other representations and warranties of Purchasers contained in Article V of this Agreement shall be true and correct as of the Closings with the same force and effect as if made as of the Closings (other than representations and warranties made expressly as of another date, which shall be true and correct as of the date made), except in the case of clause (ii) for the failure of such representations and warranties to be true and correct as of such date, as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect; provided, however, that, to the extent such representations and warranties are expressly qualified by materiality, “Purchaser Material Adverse Effect” or similar qualifiers, such qualifiers shall be disregarded for purposes of determining whether this Section 9.3(a) has been satisfied;
          (b) Purchasers shall have performed in all material respects with all material agreements and covenants required by this Agreement to be performed by Purchasers at or prior to the time of the Closings;
          (c) Purchasers shall have delivered to AMC an officer’s certificate dated the Closing Date, certifying to the effect that the conditions set forth in Section 9.3(a) and Section 9.3(b) have been satisfied; and
          (d) Each Purchaser shall have executed and delivered to AMC and/or its applicable Affiliate each of the Transaction Documents to which such Purchaser is contemplated to be a party at the Closings.
ARTICLE X
INDEMNIFICATION
          10.1 Survival of Representations, Warranties and Agreements. Each representation and warranty contained in this Agreement, and the covenants set forth in Section 6.1, shall survive the Closings and continue in full force and effect until the later of (a) 18 months following the Closing Date, or (b) delivery of the audit report on the audited financial statements of the Company Group for the fiscal year ended December 31, 2011 (such later date, the “Release Date”); provided that (i) the Fundamental Representations shall survive the Closings indefinitely, (ii) the representations and warranties contained in Section 4.19 (Environmental Matters) shall survive until the third anniversary of the Closing Date, (iii) the representations and warranties contained in Section 4.12 (Labor Matters) and Section 4.13

(Employee Benefit Plans), shall survive until 60 days following the expiration of the applicable statute of limitations (including any extensions thereof, whether automatic or permissive), (iv) the representations and warranties contained Section 4.14 (Taxes) shall survive in the manner provided in Article VII, and (v) each covenant and agreement in this Agreement (other than the covenants set forth in Section 6.1) or in any certificate or document delivered pursuant thereto shall survive in accordance with their respective terms and provisions (the Release Date or such other date described above, as applicable, the “Expiration Date”). Notwithstanding the preceding sentence of this Section 10.1, if US Purchaser or AMC, as applicable, delivers written notice to the other party of a claim for indemnification for a breach of any representations, warranties, covenants or agreements set forth herein or in any document delivered pursuant to this Agreement within the applicable Expiration Date, such claim shall survive until finally resolved or judicially determined.
          10.2 Indemnification by AMC for Certain Third-Party Claims. From and after the Closings, on the terms and subject to the limitations set forth in this Article X, AMC shall indemnify and hold harmless, Purchasers and their Affiliates (including the Company Group), their respective Representatives and their respective successors and assigns (collectively, the “Purchaser Indemnified Parties”) from, against and in respect of any and all Losses that such Purchaser Indemnified Parties may incur as a result of any of the following:
          (a) the breach of any representation or warranty, as of the date hereof or as of the Closing Date, made in Article III or Article IV (other than any AMC Fundamental Representation and the representations and warranties set forth in Section 4.14(Taxes) for which indemnification is available under Article VII) or in any document delivered with respect thereto;
          (b) any breach or default in performance by the Sellers or, prior to the Closings, by any member of the Company Group of (i) their covenants or obligations (other than any Specified Covenant) contained in any Transaction Document or in any document delivered with respect hereto or thereto, (ii) any Specified Covenant or (iii) any breach of any AMC Fundamental Representation; and
          (c) any Excluded Liabilities.
          10.3 Indemnification by Purchasers for Certain Third-Party Claims. From and after the Closings, on the terms and subject to the limits set forth in this Article X, Purchasers and the members of the Company Group, jointly and severally, shall indemnify and hold harmless AMC and its Affiliates, their respective Representatives and their respective successors and assigns (collectively, the “AMC Indemnified Parties”) from, against and in respect of any and all Losses that such AMC Indemnified Parties may incur as a result of any of the following:
          (a) the breach of any representation or warranty, as of the date hereof or as of the Closing Date, made by any Purchaser in any Transaction Document (other than any Purchaser Fundamental Representation), or in any document delivered with respect hereto or thereto;

          (b) any breach or default in performance by any Purchaser of any covenant or obligation of such Purchaser contained in any Transaction Document or in any document delivered with respect hereto or thereto, or any breach of any Purchaser Fundamental Representation; and
          (c) any Third-Party Claim brought against any AMC Indemnified Parties arising from the operation of the Business by any Purchaser or its Affiliates after the Closings.
          10.4 Limits on Indemnification.
          (a) Notwithstanding anything to the contrary contained in this Agreement, (i) AMC shall not be required to indemnify, defend or hold harmless the Purchaser Indemnified Parties against or reimburse the Purchaser Indemnified Parties for any Loss pursuant to Section 10.2(a), unless (A) US Purchaser has notified AMC in writing in accordance with Sections 10.5 and 12.6 of the claim subject to such indemnification, identifying with reasonable specificity the grounds for such claim, on or before the applicable Expiration Date, and (B) the aggregate of all of the Purchaser Indemnified Parties’ Losses under Section 10.2(a) exceeds $1,000,000 (the “Basket Amount”) (in which event AMC shall be liable only to the extent that such Losses in the aggregate exceed such amount) and (ii) the aggregate liability of AMC to indemnify the Purchaser Indemnified Parties for Losses under Section 10.2(a) and clause (i) of Section 10.2(b) shall in no event exceed $10,500,000 (the “Cap”).
          (b) Notwithstanding anything to the contrary contained in this Agreement, (i) Purchasers and the members of the Company Group shall not be required to indemnify, defend or hold harmless the AMC Indemnified Parties against or reimburse the AMC Indemnified Parties for any Loss pursuant to Section 10.3(a), unless (A) AMC has notified US Purchaser in writing in accordance with Sections 10.5 and 12.6 of the claim subject to such indemnification, identifying with reasonable specificity the grounds for such claim, on or before the Release Date, and (B) the aggregate of all of the AMC Indemnified Parties’ Losses under Section 10.3(a) exceeds the Basket Amount (in which event Purchaser shall be liable only to the extent that such Losses exceed such amount) and (ii) the aggregate liability of Purchasers and the members of the Company Group to indemnify the AMC Indemnified Parties for Losses under Section 10.3(a) shall in no event exceed the Cap.
          (c) The amount of any Loss for which indemnification is provided under this Article X shall be net of any amounts actually recovered by the Indemnified Person under insurance policies with respect to such Loss, in each case net of costs of such recovery, retroactive or prospective premium adjustments, and chargebacks related to such insurance claim and any loss or reduction in coverage as a result of such insurance claim.
          (d) Notwithstanding anything to the contrary contained in this Agreement, in no event shall any Indemnifying Person be liable to any Indemnified Person for any indirect, special, incidental, consequential, lost profits, punitive, exemplary and similar damages claimed by such Indemnified Person with respect to any matter relating to this Agreement; provided however, that any damages payable to any third party by an Indemnified Person, including any amounts so payable in respect of indirect, special, incidental, consequential, lost profits, punitive, exemplary and similar damages in respect of any Third-Party Claim, shall be included in the calculation of Losses for which an Indemnified Person may seek indemnification pursuant to this Agreement.
          (e) Notwithstanding anything to the contrary contained in this Agreement, including Article VII, AMC shall not be required to indemnify, defend or hold harmless any Purchaser Indemnified Party for, any Loss to the extent a liability for such Loss was reflected in the calculation of the final Purchase Price as reflected in the Final Closing Statement.
          10.5 Procedures Relating to Indemnification for Third-Party Claims.
          (a) In order for an Indemnified Person to be entitled to any indemnification provided for under this Agreement (other than for Tax Claims, as defined in Section 7.1(o)) arising out of or involving any Claim made by any third party against the Indemnified Person (a “Third-Party Claim”), such Indemnified Person must notify the Indemnifying Person in writing, and in reasonable detail, of the Third-Party Claim within ten Business Days after receipt by such Indemnified Person of written notice of the Third-Party Claim; provided, however, that failure to give such notice shall not affect the indemnification provided hereunder except to the extent the Indemnifying Person shall have been actually prejudiced as a result of such failure (and except that the Indemnifying Person shall not be liable for any portion of such Losses incurred during the period commencing after such 10-Business Day period in which the Indemnified Person failed to give such notice). Thereafter, the Indemnified Person shall deliver to the Indemnifying Person, within ten Business Days after the Indemnified Person’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Person relating to the Third-Party Claim.
          (b) If a Third-Party Claim is made against an Indemnified Person, the Indemnifying Person shall be entitled to participate in the defense thereof and, if it so chooses within 20 days following its receipt of a notice regarding such Third-Party Claim, to assume the defense thereof with counsel selected by the Indemnifying Person and reasonably satisfactory to the Indemnified Person upon written notice to the Indemnified Person; provided that the Indemnifying Person shall not be entitled to assume or continue control of the defense of any Third-Party Claim and the Indemnifying Person shall be liable for the legal fees and expenses incurred by the Indemnified Persons if (i) the Third-Party Claim relates to or arises in connection with any criminal Claim, (ii) the Third-Party Claim seeks an injunction or equitable relief against any Indemnified Person, (iii) the Third-Party Claim has or would reasonably be expected to result in Losses in excess of the amounts available for indemnification pursuant to Section 10.4, or (iv) the Indemnifying Person has failed or is failing to defend in good faith the Third-Party Claim. Should the Indemnifying Person be entitled to and so elect to assume the defense of a Third-Party Claim, the Indemnifying Person shall not be liable to the Indemnified Person for legal fees and expenses subsequently incurred by the Indemnified Person in connection with the defense thereof. If the Indemnifying Person assumes such defense, the Indemnified Person shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Person, it being understood that the Indemnifying Person shall control such defense; provided that the fees and expenses of such counsel shall be at the expense of the Indemnifying Person if the Indemnifying Person and the Indemnified Person are both named parties to the proceedings and the Indemnified Person shall have reasonably concluded on the advice of counsel reasonably acceptable to the Indemnifying

Person that representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. Without duplication of any of the foregoing provisions requiring the Indemnifying Person to pay legal fees and expenses of the Indemnified Person, the Indemnifying Person shall be liable for the reasonable fees and expenses of one counsel employed by the Indemnified Person for any period during which the Indemnifying Person has not assumed (or does not, or is not entitled to, undertake) the defense thereof (other than during any period in which the Indemnified Person shall have failed to give notice of the Third-Party Claim as provided above). If the Indemnifying Person chooses to defend or prosecute any Third-Party Claim, all the parties hereto shall cooperate in the defense or prosecution thereof. Such cooperation shall, in each case at the expense of the Indemnifying Party, include the retention and (upon the Indemnifying Person’s request) the provision to the Indemnifying Person of records and information relevant to such Third-Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not the Indemnifying Person shall have assumed the defense of a Third-Party Claim, the Indemnified Person shall not admit any liability with respect to, or settle, compromise or discharge, such Third-Party Claim without the Indemnifying Person’s prior written consent which consent shall not be unreasonably withheld or delayed. If the Indemnifying Person chooses to defend a Third-Party Claim that it is entitled to defend pursuant hereto the Indemnifying Person shall not settle or compromise the Third-Party Claim unless (i) such settlement or compromise (A) does not entail any relief other than the payment of money damages, (B) does not entail any admission of liability on the part of any Indemnified Person and (C) includes an unconditional release of each Indemnified Person, reasonably satisfactory to the Indemnified Person, from all Losses with respect to such Third-Party Claim, unless the Indemnified Person first consents in writing to such settlement or compromise and (ii) such Indemnifying Person shall indemnify and hold the Indemnified Person harmless from and against any and all Losses caused by or arising out of any such settlement and may not claim that it does not have an indemnification obligation with respect thereto.
          10.6 Additional Matters. For purposes of this Article X, including for purposes of calculating Losses, the representations and warranties contained in this Agreement (other than Section 4.9) shall be deemed to have been made without any qualifications as to materiality, Material Adverse Effect, specified dollar thresholds or similar qualifications.
          10.7 Limitation on Remedies. From and after the Closings, and except with respect to claims arising from fraud, the enforcement of any covenant requiring performance following the Closings or claims for equitable relief, the provisions of Article VII, this Article X and the Escrow Agreement shall constitute the exclusive remedy in respect of breaches of representations, warranties, covenants or agreements contained in this Agreement.
          10.8 Tax Matters. Notwithstanding anything herein to the contrary, the rights and obligations of the parties and all Indemnified Persons with respect to indemnification for Taxes, and any and all Losses for which any Person shall be entitled to indemnification pursuant to Article VII of this Agreement, shall be determined pursuant to, and governed by, Article VII of this Agreement and not this Article X, and no Taxes and no Losses for which a Purchaser Indemnified Party is entitled to receive indemnification pursuant to any provision of Article VII shall constitute a Loss for which a Purchaser Indemnified Party may be indemnified pursuant to this Article X.

          10.9 Escrow.
          (a) The Escrow Fund may be used, from time to time, to satisfy Claims of the Purchaser Indemnified Parties for indemnification pursuant to Articles VII and/or X made from and after Closing but on or before the applicable Expiration Date; provided that the Escrow Fund, which shall include the Closing Escrow Amount plus, if applicable, the Springing Escrow Amount, shall in no event constitute a cap or limit on indemnification payments due to Purchaser Indemnified Parties; provided further, that the closing of the Escrow Account or depletion of the Escrow Fund shall in no event operate to extinguish, restrict or otherwise alter the Purchaser Indemnified Parties’ rights to indemnification under Articles VII and/or X.
          (b) From the Closing Date through the Springing Escrow End Date (or any date on which a Triggering Event shall have been occurred), AMC shall deliver to the US Purchaser, within five days after any reasonable demand therefor, a certificate executed by an executive officer of AMC certifying, that, as of the date of such certificate, there has not occurred any Triggering Event.
          (c) At least seven Business Days prior to the date on which a Triggering Event (i) is approved by the board of directors of AMC or (ii) occurs, in either case if such event occurs on or prior to the Springing Escrow End Date, AMC shall deposit the Springing Escrow Amount in U.S. dollars, by wire transfer of immediately available funds into the escrow account created on the Closing Date pursuant to the Escrow Agreement. The Purchaser Indemnified Parties shall be entitled to payment from the Escrow Account as so augmented in accordance with the terms of the Escrow Agreement.
          (d) As used herein, the following terms have the following meanings: “Triggering Event” means (i) any dissolution, liquidation or winding up of AMC or (ii) the making, declaration or setting aside for payment of any distribution (including in connection with a redemption of capital stock) or dividend, if after giving effect to such distribution or dividend, AMC would fail to hold at least $21,000,000 in unencumbered and unrestricted cash and cash equivalents (net of reserves set aside on the then-most recent balance sheet); “Springing Escrow Amount” means $3,500,000; and “Springing Escrow End Date” means the second anniversary of the Closing Date; provided, however, that, if at any time on or prior to the second anniversary of the Closing Date, the aggregate amount of Outstanding Claims (as defined in the Escrow Agreement) exceeds the amount then-available in the Escrow Fund to satisfy all such Outstanding Claims (the “Escrow Shortfall Amount”), then (x) the Springing Escrow End Date shall be extended until such time as the amount available in the Escrow Fund is sufficient to satisfy all Outstanding Claims in existence on or before the second anniversary of the Closing Date and (y) if a Triggering Event occurs at any time during such extension, the Springing Escrow Amount shall be the lesser of (A) $3,500,000 and (B) the Escrow Shortfall Amount at the time of such Triggering Event.

ARTICLE XI
TERMINATION
          11.1 Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Closings, as follows:
          (a) by mutual written consent of AMC and US Purchaser;
          (b) by AMC or US Purchaser, if (i) the Closings shall not have occurred on or before February 28, 2011 (the “Termination Date”) and (ii) the party seeking to terminate this Agreement pursuant to this Section 11.1(b) shall not have breached its obligations under this Agreement in any manner that shall have been the proximate cause of the failure to consummate the Closings on or before such date;
          (c) by AMC or US Purchaser, if any Governmental Authority of competent jurisdiction shall have issued a Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such Order or other action shall have become final and non-appealable;
          (d) by AMC, if US Purchaser or UK Purchaser shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 9.3(a) or Section 9.3(b) and (ii) has not been and cannot be cured on or before the Termination Date (giving effect to the possible extension thereof pursuant to Section 11.1(b)) or, if curable, is not cured by the applicable Purchaser within 20 days after AMC’s delivery to US Purchaser of written notice of its intention to terminate due to such breach or failure; provided, however, that AMC shall not have the right to terminate this Agreement pursuant to this Section 11.1(d) if it is then in breach or has failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement which breach or failure to perform would result in a failure of a condition set forth in Section 9.2(a) or 9.2(b); or
          (e) by US Purchaser, if AMC or any of the Companies shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 9.2(a) or Section 9.2(b) and (ii) has not been and cannot be cured on or before the Termination Date (giving effect to the possible extension thereof pursuant to Section 11.1(b)) or, if curable, is not cured by the Sellers and the Companies within 20 days after US Purchaser’s delivery to AMC of written notice of its intention to terminate due to such breach or failure; provided, however, that US Purchaser shall not have the right to terminate this Agreement pursuant to this Section 11.1(e) if it is then in breach or has failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement which breach or failure to perform would result in a failure of a condition set forth in Section 9.3(a) or 9.3(b).

          11.2 Effect of Termination. If this Agreement is terminated pursuant to Section 11.1, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director or Representative of such party) to the other party hereto; provided that, except as otherwise provided in this Agreement, if such termination shall result from the failure of either party to perform a material covenant hereof, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure. The Non-Disclosure Agreement and the provisions of this Section 11.2 and Article XII shall survive any termination hereof pursuant to Section 11.1.
ARTICLE XII
GENERAL PROVISIONS
          12.1 Assignment. This Agreement and the rights and obligations hereunder shall not be assignable or transferable by the Sellers, on the one hand, or, by the Purchasers, on the other hand (other than by operation of law), without the prior written consent of the other (such consent not to be unreasonably withheld); provided, however, that US Purchaser and UK Purchaser may each assign all or any of its respective rights and obligations hereunder (i) to any of its Affiliates or, after the Closing Date, in connection with a merger, consolidation or sale of all or substantially all of the assets of such Purchaser or any of its Subsidiaries, or (ii) as collateral security to any lender to the US Purchaser or an Affiliate of US Purchaser. Any such assignment will not relieve the party making the assignment from any liability under this Agreement. Subject to the preceding two sentences, this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns, and any reference to a party shall also be a reference to the successors and permitted assigns thereof.
          12.2 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the parties hereto and such permitted assigns, any legal or equitable rights hereunder.
          12.3 Expenses. Whether or not the Transactions are consummated, and except as otherwise expressly provided in this Agreement, all fees, costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such fees, costs or expenses.
          12.4 Equitable Relief. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.
          12.5 Amendments. No amendment to this Agreement shall be effective unless it shall be in writing and signed by the parties hereto.
          12.6 Notices. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or telecopy (if the sender receives confirmation that the telecopy transmission was successful), or sent, postage prepaid, by registered, certified (return receipt requested) or express mail, or nationally recognized overnight courier service (providing proof of delivery) and shall be deemed given when delivered by hand, or when so telecopied, or if mailed, three days after mailing (one Business Day in the case of express mail or overnight courier service), to the parties at the following addresses (or at such other address for a party specified by like notice, provided that notice of a change of address shall be effective only upon receipt thereof) as follows:
(i)	if to US Purchaser or UK Purchaser or, following the Closings, the Companies, to:

Deluxe Entertainment Services Group Inc.

1377 North Serrano Avenue

Hollywood, CA 90027

Attention: Scott R. Ehrlich, Esq.

Telephone: (323) 960-1817

Facsimile: (323) 389-0506

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Attention: Robert B. Schumer, Esq.

Angelo Bonvino, Esq.

Telephone: (212) 373-3000

Facsimile: (212) 757-3990

(ii)	if to AMC or UK Seller, or on or prior to the Closings, the Company Group, to:

ASCENT MEDIA CORPORATION

12300 Liberty Boulevard

Englewood, CO 80112

Attention: Chief Executive Officer

Telephone: (720) 875-5622

Facsimile: (720) 875-4711

with a copy (which shall not constitute notice) to:

ASCENT MEDIA CORPORATION

520 Broadway, 5th Floor

Santa Monica, CA 90401

Attention: General Counsel

Telephone: (310) 434-7022

Facsimile: (310) 434-7002

and a copy (which shall not constitute notice) to:

BAKER BOTTS L.L.P.

30 Rockefeller Plaza

New York, New York 10112-4498

Attention: Marc A. Leaf, Esq.

Telephone: (212) 408-2500

Facsimile: (212) 408-2501
          12.7 Interpretation; Schedules. The headings contained in this Agreement or in any Schedule hereto and in the table of contents to this Agreement, are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit, but not otherwise defined therein, shall have the same meaning as in this Agreement.
          12.8 Counterparts. This Agreement may be executed (including by facsimile transmission or by e-mail of a. pdf attachment) in counterparts, all of which when created and delivered shall be considered one and the same agreement, and shall become effective when such counterparts have been signed by each of the parties and delivered to the other party.
          12.9 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions are not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a legally valid manner in order that the Transactions are consummated as originally contemplated to the greatest extent possible.
          12.10 Waiver of Compliance; Consents. Except as otherwise provided in this Agreement, any failure of the parties to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof, but no such waiver shall be effective against such party unless given by written instrument signed by the party granting such waiver, and no such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of a party, such consent shall only be effective to the extent given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 12.10.
          12.11 Entire Agreement. This Agreement, including the schedules, certificates and instruments referred to herein embodies the entire agreement and understanding of the parties hereto in respect of the Transactions. There are no qualifications, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or in any other Transaction Document. This Agreement supersedes all prior agreements and understandings between the parties with respect to the Transactions, other than the Non-Disclosure Agreement which shall remain in full force and effect in accordance with its terms, except as modified pursuant to Section 6.16(d). To the extent that any provision of any other Transaction Document conflicts with or differs from any provision of this Agreement, the provisions of this Agreement shall prevail and govern for all purposes and in all respects.
          12.12 Governing law; Submission to Jurisdiction. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE. Each of the parties hereto (i) will submit itself to the non-exclusive jurisdiction of any federal court located in the State of New York or any New York state court having subject matter jurisdiction in the event any dispute arises out of this Agreement, (ii) agrees that venue will be proper as to proceedings brought in any such court with respect to such a dispute, (iii) will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such court and (iv) agrees to accept service of process at its address for notices pursuant to this Agreement in any such action or proceeding brought in any such court. With respect to any such action, service of process upon any party hereto in the manner provided in Section 12.6 for the giving of notices shall be deemed, in every respect, effective service of process upon such party.
[Signature page follows]

          IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first written above.

AMC: ASCENT MEDIA CORPORATION
By:	/s/ William E. Niles
	Name:	William E. Niles
	Title:	Executive Vice President, General Counsel and Secretary

UK SELLER: ASCENT MEDIA LIMITED
By:	/s/ William E. Niles
	Name:	William E. Niles
	Title:	Director

US COMPANY: ASCENT MEDIA GROUP, LLC
By:	/s/ William E. Niles
	Name:	William E. Niles
	Title:	Executive Vice President and Secretary

UK COMPANY: ASCENT MEDIA GROUP LIMITED
By:	/s/ William E. Niles
	Name:	William E. Niles
	Title:	Director

US PURCHASER: DELUXE ENTERTAINMENT SERVICES GROUP INC.
By:	/s/ Cyril Drabinsky
	Name:	Cyril Drabinsky
	Title:	President

UK PURCHASER: DELUXE UK HOLDINGS LIMITED
By:	/s/ Cyril Drabinsky
	Name:	Cyril Drabinsky
Title:

Schedule 1.1(a)
Acquired Assets1
A	Entities or equity interests as indicated:
1.	Ascent Media Creative Services, Inc., a California corporation
2.	Syndistro, LLC (one-third (1/3) interest) (also known as “Pitch Blue”), a Delaware limited liability company
3.	Javelin Distribution, LLC (50% interest) (also known as “Adco”), a Delaware limited liability company
4.	Company 3, LLC, a Delaware limited liability company
5.	Bobco Productions, LLC, a Delaware limited liability company
6.	Ascent Media Services, LLC, a Delaware limited liability company
7.	Ascent Media Group Limited, a company organized under the laws of England
8.	Rushes PostProduction Limited, a company organized under the laws of England)
9.	One Post Limited, a company organized under the laws of England
10.	Co 3 London Limited (fka TVP Group Limited; fka 4MC Limited; fka The Original Video Dubbing Limited), a company organized under the laws of England)
11.	Method London Limited (fka TVP Multimedia Limited), a company organized under the laws of England)
B	Brands, Business Divisions, Other Assets[2]:
1.	Beast
2.	Beast Chicago
3.	Beast Detroit
4.	Company 3 / CO3
5.	CO3 NY
6.	Encore Hollywood
7.	GMX (includes all assets, including technology, software and other intellectual property of the business, excludes the legal entity, the employees or any liabilities of GMX-The Global Media Exchange, LLC)
8.	Level 3 Post
9.	Method

[1]	For any entity, brand, business division or other asset whose name currently contains the word “Ascent” or “Ascent Media,” if Purchasers shall acquire such entity, brand, business division or other asset pursuant to the Purchaser and Sale Agreement, Purchasers will remove such reference to “Ascent” or “Ascent Media” after the closing of the transactions as Purchasers will not acquire the “Ascent” or “Ascent Media” brands.

[2]	The acquired asset shall include the refund for the premium on certain disability insurance policy for a key employee approximately in the amount of $67,637

10.	Method NY
11.	R!OT Atlanta facility
12.	Ruby Pictures
13.	Method Labs
14.	The Foundation
15.	Soho Film Lab
16.	Ascent 142
17.	Digital Media Distribution Center on Hollywood Way, Burbank, CA and in Northvale, NJ
18.	Cinetech
19.	DMDC
20.	Ascent Syndication
21.	FilmCore Distribution Hollywood
22.	FilmCore Distribution San Francisco
23.	FilmCore Distribution New York
24.	Viia, AERO and Vodera software solutions, inclusive of technology and other intellectual property and software of the business, excluding employees

Schedule 1.1(b)
Excluded Assets
A	Brands:
1.	Todd-AO
2.	Blink Digital
B	Entities:
1.	GMX-The Global Media Exchange, LLC, a Delaware limited liability company
2.	Four Media Company, LLC, a Delaware limited liability company
3.	Liberty Livewire LLC, a Delaware limited liability company
4.	CDP, LLC, a California limited liability company
5.	Hyper TV Productions, LLC, a California limited liability company
6.	HyperTV with Livewire, LLC, a Delaware limited liability company
7.	Ascent Media Network Services, LLC, a California limited liability company
8.	Ascent Media Holdings Limited (fka Liberty Livewire Limited; fka Four Media Company (UK) Limited), a company organized under the laws of England
9.	Todd-AO, Espana, a California corporation
10.	VSC MAL CORP., a Delaware corporation
11.	Ascent Media Systems Integration, LLC, a Delaware limited liability company
12.	TGS, LLC, a Virginia limited liability company
13.	103 Todd-AO Estudio S.L., a company organized under the laws of Spain
14.	Rushes Televisión, S.A de C.V., a company organized under the laws of Mexico
15.	Servicios Administrativos de Post Produccion S.A. de C.V., a company organized under the laws of Mexico
16.	Ascent Media (Singapore) Pte. Ltd., a private company limited by shares organized under the laws of Singapore
17.	Ascent Media Holdings Ltd., a company incorporated under the laws of the Republic of Singapore
18.	Ascent Media Pte. Ltd., a company incorporated under the laws of the Republic of Singapore
19.	Ascent Media Limited (fka Todd-AO Europe Holding Company Limited), a company organized under the laws of England
20.	Ascent Media GP Ltd. (fka Sanderson Vere Crane (Video Tape Editors) Limited), a company organized under the laws of England
21.	Ascent Media UK Limited Partnership
22.	4MC Limited (fka TVP Group Plc), a company organized under the laws of England
23.	Soho Group Limited, a company organized under the laws of England
24.	Ascent Media 142 Limited (fka Visiontext Limited), a company organized under the laws of England
25.	Todd-AO Filmatic Limited, a company organized under the laws of England

26.	Liberty Livewire Limited (fka Ascent Media Holdings Limited; fka Tele-Cine Cell Group Limited), a company organized under the laws of England
27.	SVC Television Limited, a company organized under the laws of England
28.	Ascent Media Network Services Europe Limited (fka London Playout Centre Limited), a company organized under the laws of England
29.	Tele-Cine Limited, a company organized under the laws of England
30.	XTV Limited, a company organized under the laws of England
31.	Todd-AO UK Limited (fka Ascent Media Group Limited; fka XTV Cell Limited), a company organized under the laws of England
32.	Todd-AO Europe Holding Company Limited (fka Ascent Media Limited; fka TVI Limited), a company organized under the laws of England
33.	TVP Videodubbing Limited, a company organized under the laws of England
34.	R!OT London Limited (fka Television Presentations Limited), a company organized under the laws of England
35.	Ascent Media Systems & Technology Services Limited (fka A.F. Associates London Limited; fka POP Sound London Limited; fka TVP Broadcast Limited), a company organized under the laws of England
36.	Soundelux London Limited (fka Ketchup Limited; fka TVP Doublevision Limited), a company organized under the laws of England
37.	Stream Digital Media Limited, a company organized under the laws of England
38.	The London Switch Limited (fka POP London Limited; fka TVP Digital Media Limited), a company organized under the laws of England
39.	TVI Limited (fka Ascent Media Limited; fka Audio and Video Limited), a company organized under the laws of England
40.	London Playout Centre Limited (fka Ascent Media Network Services Europe Limited; fka Ascent Media Network Services Limited; fka Ascent Networks Europe Limited; fka Vergent Pictures Limited; fka SVC Communications Limited), a company organized under the laws of England
41.	St. Anne’s Post Limited (fka Sanderson Vere Crane (Film Editors) Limited), a company organized under the laws of England
42.	Studio Film and Video Holdings Limited, a company organized under the laws of England
43.	Soho Images Limited, a company organized under the laws of England
44.	Soho 601 Digital Productions Limited (fka One Post Limited; fka Video Time Limited), a company organized under the laws of England

Schedule 1.1(d)
Company Group Entities
1.	Ascent Media Creative Services, Inc.
2.	Bobco Productions, LLC
3.	Company 3, LLC
4.	Ascent Media Services, LLC
5.	Ascent Media Group Limited (UK)
6.	One Post Limited (UK)
7.	Rushes Post-Production Ltd. (UK)
8.	Co3 London Limited (UK)
9.	Method London Limited (UK)

List of Omitted Exhibits and Schedules
     The following exhibits and schedules to the Purchase and Sale Agreement, dated November 24, 2010, by and among Ascent Media Corporation, Ascent Media Group, LLC, Ascent Media Group Limited, Ascent Media Limited, Deluxe Entertainment Services Group Inc., and Deluxe UK Holdings Limited have not been provided herein:

EXHIBITS
Transition Services Agreements	Exhibit A
Form of Alameda Sublease	Exhibit B
Form of Escrow Agreement	Exhibit C
Form of AMC-US Company Lease	Exhibit D
Form of Deed of Release	Exhibit E
Form of UK Seller’s Preferred Lease Agreement	Exhibit F-1
Form of UK Purchaser’s Preferred Lease Agreement	Exhibit F-2
Illustrative Net Working Capital as of 9/30/2010	Exhibit G

SCHEDULES
Schedule 1.1(e)	Illustrative Net Working Capital Statement
Schedule 1.1(g)	Certain Subleases
Schedule 2.2(k)(1)	US AMC-Company Leases
Schedule 2.2(k)(2)	UK AMC-Company Leases
Schedule 6.15(b)	Owned Real Property of Retained Group to be Transferred to Purchaser
Schedule 6.15(c)	Terms Governing Extraction Leases

COMPANY DISCLOSURE LETTER
1.1(c)	Corporate Segment Company Employees
1.1(e)	Certain Assumed Liabilities
1.1(f)	Company Knowledge
1.1(g)	Certain Permitted Liens
1.1(h)	Certain Employment Agreements
2.2(d)	Repaid Indebtedness
4.1(b)(i)	Subsidiaries and Equity Ownership
4.1(b)(ii)	Members of the Company Group
4.1(d)	JV Equity Interests
4.6(c)	Equity Securities Obligations
4.7	Non-GAAP Accounting
4.9	Certain Changes or Events
4.11	Related Party Transactions
4.12(a)	Collective Bargaining Agreements; Labor and Employee Relations
4.12(b)(i)	Company Group Employees
4.12(b)(ii)	Certain Employee Arrangements
4.13(a)	Company Benefit Plans
4.13(c)	Pension Plan Liabilities
4.13(f)	Employee Participation under the Company Benefit Plans
4.13(g)	Non-US Company Benefit Plans
4.14(a)	Tax Matters
4.14(b)	Certain Tax-Related Agreements
4.15(a)	Intellectual Property Claims
4.15(b)	Intellectual Property Licenses
4.15(c)	Owned Intellectual Property Rights
4.15(e)	Software
4.16(a)	Leased Real Property

4.16(b)	Owned Real Property
4.16(e)	Rights to Real Property
4.17(a)	Company Material Contracts
4.17(c)	Company Material Contract and Real Property Lease Consents
4.18	Insurance Policies
4.19	Environmental Matters
4.20	Customers and Suppliers
4.22	Sufficiency of Assets
6.1	Conduct of Business Prior to Closing
6.1(b)(iv)	Real Property Encumbrances
6.3	Third-Party Consents
6.9	Excluded Assets
6.10	Shared Premises
6.11	Affiliate Transactions
6.14(a)	Plan of Reorganization
6.14(b)	Company Group Structure
6.16(b)	Non-competing Business
6.18	Excluded Employees
8.2	Severance and Related Payments
9.2(e)	Real Property Leases
Annex A	Company Financial Statements

PURCHASER DISCLOSURE LETTER
5.3(iii)	Conflicts
The undersigned registrant hereby undertakes to furnish supplementally a copy of any omitted exhibit or schedule to the Securities and Exchange Commission upon request.